As confidentially submitted with the Securities and Exchange Commission on April 14, 2023.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
CONFIDENTIAL DRAFT SUBMISSION
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAVA Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5812	47-3426661
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14 Ridge Square NW, Suite 500
Washington, D.C. 20016
202-400-2920
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Bertram
Chief Legal Officer
CAVA Group, Inc.
14 Ridge Square NW, Suite 500
Washington, D.C. 20016
202-400-2920
(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

With copies to:

Kenneth B. Wallach, Esq. Xiaohui (Hui) Lin, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Laura A. Kaufmann Belkhayat, Esq. Ryan J. Dzierniejko, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West 395 9th Avenue New York, New York 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED               , 2023
PRELIMINARY PROSPECTUS
                           Shares
CAVA GROUP, INC.
Common Stock

This is CAVA Group, Inc.’s initial public offering of our common stock (“common stock”). We are offering                          shares of common stock and the selling stockholders named in this prospectus are offering               shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of our common stock will be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “CAVA.”

See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our common stock.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$
__________________
(1)See “Underwriting” for additional information regarding underwriting compensation.
At our request, Morgan Stanley & Co. LLC, an underwriter in this offering, has reserved for sale, at the initial public offering price, through a directed share program, approximately          % of the shares offered by this prospectus for sale to                . See “Underwriting.”
We and the selling stockholders have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to              additional shares of common stock from us and the selling stockholders at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.
The underwriters expect to deliver the shares against payment in New York, New York on or about               , 2023.

J.P. Morgan	Jefferies	Citigroup
Morgan Stanley		Piper Sandler
Baird	Stifel	William Blair
                 , 2023

___________________
Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
___________________
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations and financial condition may have changed since such date.
For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
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INDUSTRY AND MARKET DATA
Within this prospectus, we reference information and statistics regarding the industry in which we operate. We have obtained this information and statistics from various independent third-party sources, independent industry publications, reports by market research firms and other independent sources. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of internal surveys and independent sources, including the CAVA Brand Health Survey. The information is as of its original publication dates (and not as of the date of this prospectus). Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within these industries. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research, data and estimates are reliable, such research and estimates have not been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements.” As a result, you should be aware that market, ranking, and other similar industry data included in this prospectus, and estimates and beliefs based on that data may not be reliable. Neither we nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus.
TRADEMARKS, SERVICE MARKS, TRADENAMES, AND COPYRIGHTS
We own a number of registered and common law trademarks and pending applications for trademark registrations in the United States. Unless otherwise indicated, all trademarks, service marks, trade names, and copyrights appearing in this prospectus are proprietary to us, our affiliates, and/or licensors. This prospectus also contains trademarks, tradenames, service marks, and copyrights of third parties, which are the property of their respective owners. Solely for convenience, the trademarks, tradenames, service marks, and copyrights referred to in this prospectus may appear without the ®, ™, ℠, or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, tradenames, service marks, and copyrights. We do not intend our use or display of other parties’ trademarks, tradenames, service marks, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
•“Adjusted EBITDA” is defined as net income (loss) adjusted to exclude interest expense (income), net, provision for (benefit from) income taxes, and depreciation and amortization, further adjusted to exclude equity-based compensation, other income, net, impairment and asset disposal costs, and restructuring and other costs;
•“Adjusted EBITDA Margin” is defined as Adjusted EBITDA as a percentage of revenue;
•“Cash on Cash Returns” is defined as CAVA Restaurant-Level Profit for the second full year of operations of new CAVA restaurant openings, excluding conversions of Zoes Kitchen locations, divided by their cash build-out expenses, net of landlord incentives and excluding pre-opening costs;
•“CAVA Average Unit Volume” or “CAVA AUV” represents total revenue of operating CAVA Restaurants that were open for the entire trailing thirteen periods and includes sales from CAVA digital kitchens for such period, divided by the number of operating CAVA Restaurants that were open for the entire trailing thirteen periods;

•“CAVA Brand Health Survey” refers to CAVA’s brand health survey of approximately 2,500 survey participants that was conducted in summer of 2022 and administered by Kantar;
•“CAVA digital kitchen” is defined to include kitchens used for third-party marketplace and native delivery, digital order pickup and/or centralized catering production, and that has neither in-restaurant dining nor customer-facing make lines;
•“CAVA Digital Revenue Mix” represents the portion of CAVA revenue related to digital orders as a percentage of total CAVA revenue;
•“CAVA hybrid kitchen” is defined to include kitchens that have enhanced kitchen capabilities to support centralized catering production and that also have in-restaurant dining and customer-facing make lines;
•“CAVA Restaurant-Level Profit,” a segment measure of profit and loss, represents CAVA Revenue in the specified period less food, beverage, and packaging, labor, occupancy, and other operating expenses, excluding depreciation and amortization, in the period. CAVA Restaurant-Level Profit excludes pre-opening costs;
•“CAVA Restaurant-Level Profit Margin” represents CAVA Restaurant-Level Profit as a percentage of CAVA Revenue;
•“CAVA Restaurants” is defined to include all CAVA restaurants, including converted Zoes Kitchen locations and CAVA hybrid kitchens, that are open as of the end of the specified period. CAVA Restaurants exclude one restaurant operating under a license agreement and CAVA digital kitchens;
•“CAVA Revenue” is defined to include all revenue attributable to CAVA restaurants in the specified period, excluding one restaurant operating under a license agreement;
•“CAVA Same Restaurant Sales Growth” is defined as the period-over-period sales comparison for CAVA restaurants that have been open for 365 days or longer (including converted Zoes Kitchen locations that have been open for 365 days or longer after the completion of the conversion to a CAVA restaurant);
•the “Company,” “we,” “us,” and “our” mean the business of CAVA Group, Inc. and its subsidiaries;
•“CPG” means Consumer Packaged Goods;
•“digital orders” means orders made through catering, digital channels, such as the CAVA app and the CAVA website. Digital orders include orders fulfilled through third-party marketplace and native delivery and digital order pick-up;
•“eNPS” represents Employee Net Promoter Score, a measurement regarding the strength of employees’ commitment to their organization;
•“guest traffic” means the number of entrees ordered in-restaurant and through digital orders;
•“Mediterranean category” means restaurants serving food that is based on traditional cuisine from Greece and the Levant region;
•“Net New CAVA Restaurant Openings” is defined as new CAVA restaurant openings (including CAVA restaurants converted from a Zoes Kitchen location) during a specified reporting period, net of any permanent CAVA restaurant closures during the same period;
•“preferred stock” refers to our Series A Preferred Stock, $0.0001 par value, Series B Preferred Stock, $0.0001 par value, Series C Preferred Stock, $0.0001 par value, Series D Preferred Stock, $0.0001 par value, Series E Preferred Stock, $0.0001 par value, and Series F Preferred Stock, $0.0001 par value; and
•“specialty locations” include college campuses and transit hubs.

We operate on a 52-week or 53-week fiscal year that ends on the last Sunday of the calendar year. In a 52-week fiscal year, the first fiscal quarter contains sixteen weeks and the second, third, and fourth fiscal quarters each contain twelve weeks. In a 53-week fiscal year, the first fiscal quarter contains sixteen weeks, the second and third fiscal quarters each contain twelve weeks, and the fourth fiscal quarter contains thirteen weeks. References to any “year,” “quarter,” “half,” or “month” mean “fiscal year,” “fiscal quarter,” “fiscal half year,” and “fiscal month,” respectively, unless the context requires otherwise. References to “fiscal 2023,” “fiscal 2022,” “fiscal 2021,” “fiscal 2020,” “fiscal 2019,” and “fiscal 2016” relate to our fiscal years ended December 31, 2023, December 25, 2022, December 26, 2021, December 27, 2020, December 29, 2019, and December 25, 2016, respectively, unless the context otherwise requires. References to “thirteen periods” are to the 13 accounting periods we have in each fiscal year, with each accounting period being four weeks, except in a 53-week fiscal year which will contain one accounting period of five weeks.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA Margin.”
We present Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA and Adjusted EBITDA Margin are not recognized terms under GAAP and should not be considered as alternatives to net income (loss) or net income (loss) margin as measures of financial performance or cash provided by operating activities as measures of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. Because not all companies use identical calculations, the presentation of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary―Summary Historical Financial and Other Data.”

A Letter From Our Co-Founder and Chief Executive Officer

We trace our roots back to a first-generation trio of friends, sons of immigrants from Greece: Ted Xenohristos, Ike Grigoropoulos, and Dimitri Moshovitis. Their long-time friendship began in the school cafeteria. The aroma that filled the air as Ted unpacked his mom's Spanakopita, still flakey and warm, drew them together instantly among a sea of PB&J sandwiches. As the years progressed, so did their friendship, transcending the lunchroom. With a mutual appreciation for food, family, and their heritage, they dreamt of sharing the Mediterranean Way with others.

In bringing their dream to fruition, the three friends navigated entrepreneurial missteps as they prepared to open their first restaurant, from inadvertently using a kitchen hood meant for a bakery to selecting a location off the beaten path in a small, quiet shopping center. Still, they felt lucky just to open the doors of *CAVA Mezze* in Rockville, MD, in 2006. But I attribute the success of that first restaurant to more than just luck. Beyond the exceptional mezze (shared plates) that defined the menu and their heightened attention to the guest experience, they kept their parents' trials and tribulations, lifelong restaurant workers themselves, at the forefront of their decision-making process. They were determined to create a space where team members were treated with respect and could build a career rather than merely find employment. I believe that this holistic approach that combines food, hospitality, and a genuine appreciation for their team became the foundations that allowed our vision to bloom and the CAVA mission of bringing heart, health, and humanity to food to take root.

Drawn to the ethos of the Mediterranean Way, guests of all kinds flocked to *CAVA Mezze*, often waiting hours for a table. Looking around, you could see families with small children connecting after a long day, couples on dates, solos on barstools, and large group gatherings. *CAVA Mezze's* ambiance was one of inclusivity, exuding warmth and familiarity that made it feel like an extension of home, confirming what Ted, Ike, and Dimitri knew all along: that Mediterranean is more than a cuisine. It is a way of being, one that people wanted more of. In fact, guests began requesting extra portions of the signature dips and spreads to take a bit of CAVA to savor at home.

With the popularity of the first eatery and with the encouragement of their customers, the trio began selling their signature dips and spreads in local grocery stores in 2008. I joined them a year later to help grow their packaged products offering. We quickly discovered that we shared similar philosophies on life, business, and food. With this mutual realization and aligned perspectives, Ted, Ike, and Dimitri asked me to become their fourth partner. Together, we envisioned a meaningful opportunity to grow CAVA and share the Mediterranean Way with a broader audience who similarly desired wholesome, nutritious, and flavorful food at a reasonable price in a welcoming atmosphere. We knew that if we did this right, we would win their hearts…and their stomachs.

In 2011, we opened our first CAVA, which Dimitri termed our "chef casual" format—bringing inventive modern perspectives to Mediterranean. CAVA's walk-the-line model, incorporating successful elements of our full-service restaurant and packaged products, allows us to conveniently meet our guests' diverse tastes and dietary preferences. Utilizing this format, using fresh ingredients while roasting, grilling, and braising with fire enables us to make the layered flavors and experiences our guests have come to love accessible to a larger audience. CAVA's holistic approach to modern wellness, with a focus on health, taste, and convenience, delivers a satisfying meal that leaves guests feeling good afterward. One guest's comment sums up this perfect balance: "after eating CAVA, I don't need a snack or a nap."

The CAVA experience continues to resonate with guests who appreciate our bold, healthful, flavorful meals and exceptional guest experience as we expand across the country. Our acquisition of Zoës Kitchen in 2018 offered an extensive portfolio of quality real estate to convert into CAVA restaurants: a way to accelerate our expansion and provide significant scale, especially in the Sun Belt and suburbs. We recently opened our CAVA location and expect to have over restaurants operating in 24 states and the District of Columbia by the end of this year, solidifying CAVA as the leading Mediterranean brand.

CAVA has transcended that initial vision that Ted, Ike, and Dimitri shared so many years ago, but our core identity has never changed. Whether in that first restaurant or our "chef casual" format, we remain dedicated to providing an authentic Mediterranean culinary experience that harmoniously blends flavor and health to fit the modern needs of our guests. I am proud of what we have built together: how we have embraced the diverse and evolving landscape of our interconnected world. And as we continue along this incredible journey, we hope you join us at our table for the next exciting chapter in our story.

With gratitude,

Brett Schulman

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SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our financial statements included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.
Our Mission
To Bring Heart, Health, And Humanity To Food
CAVA: Defining A Category
CAVA is the category-defining Mediterranean fast-casual restaurant brand, bringing together healthful food and bold, satisfying flavors at scale. Rooted in our rich Mediterranean heritage, we bring a timeless approach to modern wellness through our authentic cuisine and vibrant brand experience. Guided by our mission, we believe food is a unifier for a more diverse and inclusive world for our guests, Team Members, and our grower and rancher partners, where all are welcome at our table. We believe that consumers should not have to choose between taste and health – our innovative cuisine appeals to a wide variety of preferences, satisfying the modern consumer’s desires for flavorful, craveable, and nutritious food without compromise.
Over the past 12 years, we have established ourselves as the only national player at scale in the fast-growing Mediterranean category. Our brand and our opportunity transcend the Mediterranean category to compete in the large and growing limited-service restaurant sector as well as the health and wellness food category. CAVA serves guests across gender lines, age groups, and income levels and benefits from generational tailwinds created by consumer demand for healthy living and a demographic shift towards greater ethnic diversity. We meet consumers’ desire to engage with convenient, authentic, purpose-driven brands that view food as a source of self-expression. The broad appeal of our food combined with these favorable industry trends drive our vast opportunity for continued growth.
We have assembled an experienced and passionate team and made significant investments in differentiated digital and manufacturing infrastructure to drive powerful national growth and unit economics. Our strong results reflect our broad appeal and are highlighted by having:
•Driven total revenue from $45.4 million in fiscal 2016 to $564.1 million in fiscal 2022, a 52.2% compound annual growth rate (“CAGR”);
•Driven CAVA Revenue from $41.2 million in fiscal 2016 to $448.6 million in fiscal 2022, a 49.0% CAGR;
•Achieved CAVA Same Restaurant Sales Growth for fiscal 2022 of 14.2% (when compared to fiscal 2021) and 23.6% (when compared to fiscal 2019);
•Delivered net loss of $59.0 million in fiscal 2022, compared to $37.4 million in fiscal 2021, and delivered Adjusted EBITDA of $12.6 million in fiscal 2022, compared to $14.6 million in fiscal 2021; and
•Proven portability across 21 states and Washington, D.C., with a 83% suburban, 14% urban, and 3% specialty location mix as of December 25, 2022.
Number of CAVA Restaurants

Total Revenue and Net Loss
($ in millions)
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(1)Includes impairment losses of $53.4 million and $102.2 million in fiscal 2019 and fiscal 2020, respectively, primarily related to Zoes Kitchen, which was acquired in November 2018.
(2)Includes recognition of $20.0 million of other income related to forgiveness of Paycheck Protection Program loans under the CARES Act (“PPP Loans”) in fiscal 2021.
The CAVA Experience – What Makes Us Unique
We believe that our guests should not have to make sacrifices to eat better. With the variety and choice we provide, every order is built upon a unique combination of fresh flavors and textures, customized to suit our guests’ tastes and preferences, with no compromises in health, flavor, or satisfaction.
No Compromises – Where Taste and Health Unite
Vibrant Mediterranean Flavors to Discover and Crave
CAVA offers something for every palate and preference. Whether our guests are looking for indulgent and hearty or healthful and flavorful meals, our authentic Mediterranean flavors deliver. Our offerings are well-suited for multiple dayparts and occasions, from an everyday option at lunch to a hearty dinner and to catered meals, all of which can be conveniently delivered as our food travels well. This drives a balanced daypart split of 55% / 45% between lunch and dinner and a diversified channel mix of 65% / 35% between in-restaurant and digital for fiscal 2022.

We source 85% of our ingredients (based on total spend for fiscal 2022) directly from growers, ranchers, and producers to provide our guests with high-quality ingredients while maintaining strict standards for quality, sustainability, and transparency. Rooted in a sustainable sourcing ethos, we use ingredients that are clean label and in certain products, such as our CPG hummus, are certified organic. Our proprietary dips and spreads are centrally produced to provide our guests with a delicious and consistent offering.
We believe food is an outlet for self-expression, so we offer endless customization. With 38 thoughtfully curated, high-quality ingredients presented to guests in a walk-the-line format, approximately 80% of our guests opt for a custom meal option.
We also offer chef-curated selections for our guests. From our colorful Harissa Avocado Bowl to seasonal favorites like our Roasted White Sweet Potato + Feta Bowl, we meet our guests’ desire for an effortlessly delicious and nutritious meal while introducing them to new flavor experiences.
Broad Appeal with Diversity at Our Core
We believe the attractiveness and diversity of our food, flavors, and formats result in a differentiated, broad guest appeal. CAVA is a destination of choice across incomes, ages, geographies, and walks of life, from time-starved professionals to families enjoying a meal together. Our menu fulfills a broad range of dietary preferences, from hearty and indulgent to vegan, vegetarian, gluten-free, dairy-free, paleo, keto, and nut-free diets. The attractive pricing of our food, when combined with generous portions, provides substantial value to our guests.

The broad appeal of the CAVA experience underpins the rich diversity of our guests. Our guests span gender lines and age groups, with a strong Millennial and a growing Gen Z contingent, as well as all income brackets:
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(1)As measured from February 4, 2022 to February 3, 2023.
Scalable Multi-Channel and Digitally Connected Experience
Our multi-channel strategy is built around our guest experience and is continually evolving to meet guests where, when, and how they want CAVA. We have developed an extensive multi-channel experience that consists of in-restaurant dining, digital pick-up, drive-thru pick-up, delivery, catering, and CPG offerings fully supported by our robust digital infrastructure. The foundation of this infrastructure is a micro-services platform that is designed to easily scale with current and future growth. Our success across channels is reflected in our 51% growth in digital sales in fiscal 2022 and a 27% higher average guest check for digital orders compared to in-restaurant orders. Moreover, our digital guests typically engage with us in more than one channel.
Inviting And Efficient In-Restaurant Experience
We individually design our restaurants for their communities, while maintaining our brand essence. Our dining rooms are oriented to encourage community gathering, while the aesthetic of our open kitchens stimulates our guests’ senses, creating an inviting, transparent, and memorable culinary experience. Our restaurant operating model supports high volumes with speed through our labor-efficient walk-the-line production format. We are focused on continually enhancing our restaurant operations and reducing complexity to maximize efficiency while delivering an exceptional guest experience.
Established, Flexible Off-Premises Platform
Our robust digital platform supports our guest demand for convenience. We enable delivery, digital pick-up, drive-thru pick-up, and catering powered by dedicated, second “digital make lines” in all restaurants. We also operate CAVA digital kitchens to further optimize off-premises production in select markets and trade areas. Using the CAVA app or website, our guests can effortlessly customize their favorite dish and choose to either pick it up from their local CAVA restaurant or have it delivered. A scalable digital infrastructure and an extensive network of fully integrated delivery partners back our simple and intuitive guest experience.

Personalized In-App Experience
Our CAVA app, which includes our patented technology, merges our in-restaurant and digital experience to create a personalized guest experience. We have designed our interfaces to provide a feeling of ‘digital hospitality,’ including a visual bowl and pita builder bridging the digital and physical experience. These tools create a highly visual experience with easy navigation, allowing users to utilize the walk-the-line ordering process they experience at our restaurants. From quick reordering of favorite meals to in-app delivery to streamlined payment options, the app enhances the on-the-go CAVA experience. In fiscal 2022, we increased the monthly active users on the CAVA app by 63%. In addition, between January 2022 and August 2022, the CAVA app was the third fastest year-over-year growing quick-service restaurant app by monthly active users according to an independent third-party publication.
Integrated Loyalty Program
Our loyalty program creates a value-added experience for guests both in-restaurant and through our digital channels, enabling them to earn rewards as they purchase. Our payment and loyalty pass is integrated, including the ability to use digital wallets such as Apple Pay, creating greater utility and convenience for our guests. As of the end of fiscal 2022, we had approximately 3.2 million loyalty members, representing a 53% increase in loyalty membership in fiscal 2022.
Scalable Data-Driven Growth Engine
Our flexible and scalable data architecture, together with our data analytics, position us to better understand guests’ preferences, connecting that insight to digital experiences to develop a personalized relationship, incentivize habituation, and drive growth. We have designed our guest user interfaces to leverage our data architecture for dynamic merchandising based on a wide range of variables to surface highly relevant and impactful content. Our significant investments in data infrastructure allow us to continuously improve the guest experience to drive deeper engagement.
Added Access with Consumer Packaged Goods
Our CPG offering acts as an extension of the CAVA brand, allowing our guests to take the essence of CAVA home with them. We offer a full line of dips and spreads, ranging from Crazy Feta to Traditional Hummus to Tzatziki, as well as dressings, such as Lemon Herb Tahini and Yogurt Dill. A range of our dips and spreads are sold nationally through grocery stores, including Whole Foods Markets, and our dressings are available at grocery stores in select markets.
Devoted Team Members Driving Culture and Hospitality
Inspired by the Mediterranean Way and defined by a genuine expression of hospitality and warmth, we want our Team Members – who carry on the CAVA culture every day – to build a career and not merely find employment. We continuously nurture our talent-rich pipeline by offering a clear promotional track for Team Members to become General Managers, with a goal of filling more than 75% of General Manager positions through internal promotions.
We invest in programs to support our Team Members personally and professionally, from our Employee Assistance Program and mental health benefits for all Team Members to our CAVAYou Continuing Education Program and our non-profit Goodness Fund, which we created to support our Team Members in times of need. The results of these initiatives are evidenced by our eNPS score in the 71st percentile, which indicates a high level of commitment according to Denison Consulting, which conducted our 2022 Team Member engagement survey. In addition, on average, we rank in the top quintile within the diversity and inclusion category, based on our Team Members’ responses to our 2022 Team Member engagement survey. Embodying the CAVA ethos of hospitality, our devoted Team Members deliver positive guest experiences, as reflected in our Yext score, an analytical tool measuring customer reviews, of 4.1, which reflects 83% of our restaurants performing in the top quartile of similar Yext businesses.

Experienced, Founder-Led Management Team
Our highly experienced and passionate team is inspired by our Co-Founders, Ike Grigoropoulos, Chef Dimitri Moshovitis, and Ted Xenohristos, our Chief Concept Officer, and led by our Chief Executive Officer and Co-Founder Brett Schulman, in creating a powerful culture that serves as a strong foundation for our shared success, grounded in the Mediterranean Way. We have assembled an accomplished and talented senior management team with extensive experience, including Tricia Tolivar (Chief Financial Officer), Jennifer Somers (Chief Operations Officer), Chris Penny (Chief Manufacturing Officer), Kelly Costanza (Chief People Officer), and Rob Bertram (Chief Legal Counsel). Our senior team contributes deep industry insights and expertise from years of industry experience at leading restaurant and consumer companies such as Taco Bell, Mattel, AutoZone, and Ollie’s Bargain Outlet. Our Co-Founders and senior management team have transformed CAVA into a nationwide concept, seamlessly managing the integration of our 2018 Zoes Kitchen acquisition, and agilely growing the Company through the COVID-19 pandemic to where it is today.
Strong Financial Results Driven By Powerful Unit Economics
Our category-defining brand, authentic offering, and attractive business model are supported by powerful unit economics that drive our strong performance. We increased the number of CAVA Restaurants from 22 as of the end of fiscal 2016 to 237 as of the end of fiscal 2022, representing a CAGR of 49%. We have steadily grown CAVA Revenue each year since 2016, except for a slight decline in fiscal 2020 as a result of the COVID-19 pandemic. Since the Zoes Kitchen acquisition, through December 25, 2022, we have successfully converted 125 Zoes Kitchen locations into CAVA restaurants, in addition to opening 44 new CAVA restaurants during such period. At the same time, we have successfully managed through the mid-to-high-single digit inflationary environment and were able to expand CAVA Restaurant-Level Profit Margin in fiscal 2022, despite only increasing our in-restaurant menu price by less than 5%.

CAVA Revenue(1) ($ in millions)	CAVA Restaurant-Level Profit and Margin ($ in millions)

Total Revenue(2) ($ in millions)

__________________
(1)For fiscal 2019, fiscal 2020, fiscal 2021, and fiscal 2022, less than 1%, 2.4%, 16.4% and 38.7%, respectively, of CAVA Revenue was attributable to CAVA Restaurants that were converted from a Zoes Kitchen location.
(2)For fiscal 2019, fiscal 2020, fiscal 2021, and fiscal 2022, less than 1%, 1.1%, 9.1% and 30.8%, respectively, of Total Revenue was attributable to CAVA Restaurants that were converted from a Zoes Kitchen location.

We have meaningfully grown CAVA Same Restaurant Sales each fiscal quarter for the past eight fiscal quarters. We will continue to focus on maximizing the potential of our existing CAVA restaurants to drive CAVA Same Restaurant Sales Growth.
CAVA Same Restaurant Sales Growth
__________________
(1)CAVA Same Restaurant Sales Growth was materially impacted in fiscal 2021 due to the temporary impacts of COVID-19 to CAVA Revenue during fiscal 2020.
(2)For purposes of calculating CAVA Same Restaurant Sales Growth compared to the corresponding period in fiscal 2019, we only include CAVA restaurants that were open as of the beginning or during the corresponding period in fiscal 2019.
We have demonstrated the ability to drive strong unit economics alongside rapid growth. Over the course of hundreds of new restaurant openings and conversions, our team has worked continuously to refine every aspect of our restaurant opening playbook. We have developed a clear framework and significant operating expertise, enabling us to confidently expand in new and existing markets. We aim to grow average unit volumes (“AUV”) and restaurant-level profit margins as we increase CAVA’s brand awareness. The following chart sets forth our target economics for new CAVA restaurant openings, excluding conversions of Zoes Kitchen locations:

Target Average New Unit Economics ($ in millions)
AUV(1)
CAVA Restaurant-Level Profit Margin(1)	%
Net Capital Expenditures(2)
Cash On Cash Returns(1)	%
__________________
(1)Reflects targets for the second full year of operations.
(2)Reflects capital expenditures incurred to open a restaurant, net of tenant allowances.
Our target new unit economics are substantiated by our strong track record of AUV growth and our aggregate Cash on Cash Returns of      %, calculated on a combined basis for all CAVA restaurants (excluding conversions of Zoes Kitchen locations) as of fiscal 2022. In addition, in fiscal 2022, we achieved CAVA AUV of $2.4 million with CAVA Restaurant-Level Profit Margin of 20.3%.

We have achieved success across 21 states and Washington, D.C. with strong AUV across regions and across formats in suburban, urban, and specialty locations. With proven portability across diverse market types and geographies, we see further opportunities to leverage our trade areas and further penetrate our existing markets.

CAVA Restaurants by Geography(1)				CAVA Restaurants by Format(1)
	Restaurants	Average Age(2)	CAVA AUV(3)		Restaurants	CAVA AUV(3)
West	15	4.5	$	Suburban	128	$
Southwest	32	2.0	$	Urban	28	$
Southeast	32	2.1	$	Specialty	7	$
Mid-Atlantic	60	4.7	$
Northeast	24	4.0	$
__________________
(1)For CAVA restaurants open for at least thirteen periods as of December 25, 2022.
(2)Average age represents, as of December 25, 2022, the period of years that CAVA restaurants have been open to guests.
(3)For               .
Our strong financial results, proven portability, and broad appeal of our brand are further evidenced by substantial diversity across geographies and formats and revenue diversity across dayparts and channels, as shown in the charts below.
__________________
(1)Based on CAVA Revenue for fiscal 2022.
(2)Based on CAVA Restaurant count as of December 25, 2022.
Significant Market Opportunity Supported By Accelerating Consumer Trends
We compete in the large and growing U.S. limited service restaurant industry, which was estimated to be more than $325 billion in 2021. We believe that our differentiated offering and broad appeal provides us with significant whitespace opportunity in the Mediterranean and health and wellness food category, and we also expect to benefit from several strong and emerging trends:
Evolving Consumer Preferences for Authentic and Ethnic Cuisine
The ethnic diversity of the U.S. population continues to increase with approximately 48% of Gen Z consumers identifying as members of a minority group, as compared to 39% of Millennials. This melting pot of cultures fuels the ever-growing consumer interest in exploring new and exciting cuisines, and we believe CAVA is optimally positioned to capitalize on this generational shift. The Mediterranean category, which was estimated to be almost $40 billion in 2021, is a notable growth area within the restaurant industry as the American palate becomes more drawn to unique and exciting flavors while still focusing on health. As the first and only Mediterranean brand at scale, CAVA shapes and defines the category; we believe Mediterranean cuisine is growing significantly as consumers become more familiar with our brand and our strong, authentic, craveable, on-trend flavors.
Increased Focus on Health and Wellness
Consumers across various age groups are focused on improving their health and wellness, with 70% wanting to be healthier and approximately 50% placing healthy eating as a top priority according to an independent third-party survey. This focus on health and wellness has allowed the global health and wellness food category to grow to approximately $840 billion in 2022.

The Mediterranean diet has been ranked the #1 best diet overall by U.S. News & World Report for six years in a row. We believe that the health and nutrition of our food, together with our walk-the-line model, enables our guests to customize and optimize their well-being and meet their specific health and dietary needs while enjoying the flavors they crave, and allows us to compete effectively in the health and wellness food category, where we believe we have significant whitespace opportunity.
Emphasis on Combined Quality and Convenience
Modern consumers expect to be able to customize where, when, and how they enjoy their food, without compromising the quality of their food or experience. Whether it is an in-restaurant order, an order picked up in-restaurant, a drive-thru pick-up order or a delivery order, CAVA’s easy and quick access has been key to our success and is expected to strengthen as we further enhance channels of access for our guests. The rise and focus on digital channels have been reinforced by the impact of COVID-19 on the restaurant industry. For example, CAVA Digital Revenue Mix was 35% in fiscal 2022, compared to 13% pre-pandemic.
Our Growth Opportunities
We intend to expand our business and passion for the Mediterranean Way by executing the following growth strategies:
New Restaurants – A Substantial Whitespace Opportunity
We are in the early stages of fulfilling our total restaurant potential. We have driven strong and consistent performance across our diverse base of restaurants, with more than 80% of our restaurants in suburban locations and the remainder in high-footfall city center and specialty locations throughout the continental United States – from Lancaster, PA, to Los Angeles, CA, and from Back Bay in Boston, MA to Birmingham, AL.
As of December 25, 2022, we had 237 restaurants across 21 states and Washington, D.C. We anticipate having 60 to 70 Net New CAVA Restaurant Openings in fiscal 2023, which includes the remaining 28 conversions of Zoes Kitchen locations that we expect to complete by the fall of 2023. Based on our internal analysis and third-party research, we believe there is potential to have more than 1,000 CAVA restaurants in the United States by 2032. We currently have a strong new restaurant pipeline with more than        new sites for which we have signed letters of intent as of                     , 2023, which is well in excess of our planned new restaurant openings in 2023 and 2024. These new openings are expected to be in both existing markets where there is unfulfilled consumer demand and new markets waiting to experience CAVA. For example, in 2024, we intend to enter and develop attractive new geographies, such as the Midwest and South Florida.
Grow Within Existing Markets
The lines at our restaurants, the continued increase in digital adoption, and the historical and recent research we have obtained through the CAVA Brand Health Survey confirm the significant demand for CAVA in existing markets. We believe there is an opportunity to increase density within our existing markets while continuing to grow AUV in those markets. Historically in certain markets, the restaurants we subsequently open after the fourth restaurant opening achieve higher starting AUV as compared to the initial restaurants opened in those markets. Furthermore, we expect the 59 and 73 restaurants that we opened in fiscal 2021 and 2022, respectively, will continue to grow and generate higher AUV as they mature. When a new CAVA restaurant is opened, we generally observe significant organic sales growth over time, driven by the excitement around the novelty of our brand and sustained by the broad appeal of our offering.
Enter and Scale New Markets
We have demonstrated the relevance and portability of the CAVA brand as evidenced by success in 21 states and Washington, D.C. as of December 25, 2022. We believe the whitespace for CAVA extends nationwide, underpinned by our brand strength, well-developed pipeline of talent across key functional and operating areas, corporate infrastructure, new restaurant opening playbook, and attractive unit economic model supporting the execution of our new market growth strategy. Before entering new markets, we develop a comprehensive market plan that plots a clear path for future development. In addition, when determining new locations, we use a data-driven approach to heat-map demographic and psychographic data and identify trends that historically correlate with a trade area’s revenue potential to meet our unit-level returns criteria.
Drive Culinary Innovation
We believe the excitement we build around our menu will attract more traffic to our restaurants and across our digital channels. We are focused on menu innovation to continue delighting our guests with vibrant Mediterranean flavors and healthful food. We intend to introduce new and unique items to our core staples like Harissa Honey Chicken, while also offering limited-time menu items through seasonal innovation such as our White Sweet Potato + Feta Bowl. Our culinary innovation engine will continue to keep our passionate fans engaged and constantly excited to experience CAVA.
Leverage our Digitally Enabled Multi-Channel Offering
Our digital platform has been an important contributor to our growth. We will continue to enhance our channel offerings in order to maximize our value proposition to our guests while making it easy to engage with CAVA. We intend to leverage our interconnected physical and digital ecosystem to continue to increase convenience and access to our brand while enhancing our adaptability across trade areas.
Format Flexibility to Drive Growth
We are introducing new formats, such as CAVA digital kitchens, CAVA hybrid kitchens and drive-thru pick-up lanes, to better suit evolving consumer demands and to tailor to our guests’ preferred channels. We are currently piloting CAVA digital kitchens in select markets to serve as centralized production hubs, and we are also currently piloting CAVA hybrid kitchens in select markets where we believe there is strong demand for our catering services. In addition, we have seen success in our initial launch of restaurants with drive-thru pick-up locations. Restaurants with drive-thru pick-up capabilities generally achieve higher sales compared to other restaurants. We currently expect that a significant portion of our new restaurants opening in fiscal 2023 and beyond will have drive-thru pick-up capabilities. We plan to continue driving growth with new and improved formats and convenience channels tailored to our guest preferences.
Improved Digital Customization
Our digital strategy is a key element to our future growth as consumers evolve and look for more convenient and personalized ways to engage with CAVA. Our ability to dynamically surface content across various modes of engagement, whether through the CAVA app, website, or in-restaurant, has allowed effortless navigation and personalized experiences. For example, leveraging our in-restaurant digital menu boards and CAVA app, we plan to highlight top trending mixes and provide our guests with loyalty program rewards when they select those combinations. We continue to make targeted digital investments that provide a personalized end-to-end guest experience guided by data. We also have several initiatives, such as in-restaurant one-tap-and-pay, loyalty program enhancements, and catering customer relationship management (“CRM”), in development.
Enhanced Loyalty Offering
Our approximately 3.2 million loyalty members represented 24% of our sales for fiscal 2022. We see a large growth opportunity in driving new and existing guests to join our loyalty program. We intend to leverage our in-house data architecture to engage with our guests in effective ways as we continue to refine and evolve our loyalty program, including introducing menu exclusives to drive adoption, enhancing targeting capabilities to amplify conversion, and instituting engagement challenges to motivate frequency and rekindle lapsing guest relationships. In addition, we plan to adopt a more tailored approach to our loyalty program by providing unique personalized digital content in the CAVA app powered by our digital ecosystem, offering physical items such as merchandise, and making cross-channel offers to develop a richer emotional connection with our guests.

Broaden our Catering Offering
We are currently in the early stages of our catering program and plan to expand our catering capabilities to more CAVA locations around the country by leveraging our kitchen production. We believe this will help to drive CAVA Same Restaurant Sales across our restaurant base.
Grow Consumer Packaged Goods
We have built a well-established CPG business consisting of CAVA dips, spreads, and dressings. Our CPG offerings are currently sold in more than 900 grocery stores nationwide, including Whole Foods Markets across the country. We will continue to innovate in this highly attractive category by increasing our SKUs as well as channels of distribution.
Increase Brand Awareness
Each new restaurant we open increases our brand awareness and allows us to introduce the Mediterranean Way to, and reach, more guests. With our focus on hospitality and our ability to execute at a high-level, the expansion of our restaurant base is an effective and cost-efficient way of marketing our purpose-driven, authentic brand, in addition to being an important growth driver. Our aided brand awareness has grown from 41% in the first half of fiscal 2021 to 44% in the second half of fiscal 2022, with significant runway to further increase brand awareness and guest engagement in both our existing and new markets, which will allow us to create, capture, and retain new demand.
To further increase brand awareness, we will also focus on the following:
Local Community Engagement
As we enter into new markets, we tailor our marketing, media, and outreach to engage each local market. For example, we host Community Days when we open a new restaurant, where we provide free meals to all who come through our doors. We suggest and match donations received on Community Days to benefit local nonprofit partners that focus on underserved neighborhoods. This increases our brand awareness while simultaneously supporting our mission by bringing heart, health, and humanity to food in each new community we enter.
Amplify our Brand Expression Through Collaborations
We have recently tapped into a new mode of guest engagement through brand collaborations with genuine CAVA fans. Our first campaign with top influencer, Emma Chamberlain, in 2022 drove incremental traffic, increased brand awareness with the Gen Z audience, and helped CAVA be voted for the first time as one of upper income female Gen Z’s top five favorite restaurant brands in a third-party survey. We see opportunities to build upon this success and execute other brand collaborations to fortify our brand awareness across attractive demographics.
Grow our Social Community
A core strength of our brand is our passionate fan base that engages on social media. With hundreds of thousands of followers across our social communities and over 2 million engaged ‘likes’ on TikTok, these channels allow us a deeper way to engage our guests and reinforce our brand essence. We intend to continue to use dynamic content, relevant cultural moments, micro-influencer partnerships, and other partnerships to grow our community and drive brand awareness.
Leverage our CPG Offerings
Our Consumer Packaged Goods, sold in over 900 grocery stores nationwide, give us an opportunity to engage with consumers through multiple, high-value touchpoints that amplify brand awareness. Whether on a grocery store shelf or in a refrigerator in a guest’s home, this channel allows for increased awareness of the CAVA brand.

Capitalizing on our Significant Investments in Infrastructure
We have made significant investments in our infrastructure across critical areas of our business to support our future growth and provide operating leverage, including the following:
•Technology Infrastructure: Our robust infrastructure, including a unified data warehouse and master data management platform, allows for clean, consistent, and actionable data across the enterprise.
•Digital Platform: We have built a fully integrated digital platform based on an agile, flexible, and scalable micro-services architecture, including dynamic content management and order flow throttling capabilities.
•Catering: Our proprietary catering CRM supports our channel growth opportunity.
•Manufacturing: We currently operate a 30,000-square-foot production facility in Maryland and recently commenced building a state-of-the-art production facility in Virginia. Our proprietary dips and spreads are centrally produced to enable our restaurants to focus on all other aspects of food preparation. We expect that our production facilities will support up to 750 restaurants, as well as our CPG business, with the potential to add additional capacity over time.
•Supply Chain: We have established a direct sourcing model comprised of trusted growers and ranchers who will enable us to maintain the quality and consistency of our ingredients as we scale.
•People: We have made significant hires across key functional and operational areas.
We believe these investments will continue to enable consistent, cost-effective production while deepening our competitive advantage and extending our leadership in the Mediterranean category.
Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” before deciding to invest in our common stock. If any of the risks actually occurs, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•our industry is highly competitive;
•our ability to open new restaurants while managing our growth effectively and maintaining our culture;
•our historical growth may not be indicative of our future growth;
•our ability to successfully identify appropriate locations and develop and expand our operations in existing and new markets;
•the impact of changes in guest perception of our brand;
•the impact of food safety issues and food-borne illness concerns;
•the risks associated with leasing property;
•our ability to manage our manufacturing and supply chain effectively;
•our ability to successfully optimize, operate, and manage our production facilities;
•the risks associated with our reliance on third parties;
•the impact of increases in food, commodity, energy, and other costs;

•the impact of increases in labor costs, labor shortages, and our ability to identify, hire, train, motivate and retain the right Team Members;
•our ability to attract, develop, and retain our management team and key Team Members;
•the impact of any cybersecurity breaches;
•the impact of failures, or interruptions in, or our inability to effectively scale and adapt, our information technology systems;
•the impact of economic factors and guest behavior trends;
•the impact of evolving rules and regulations with respect to environmental, social, and governance (“ESG”) matters;
•the impact of climate change and volatile adverse weather conditions; and
•the other factors discussed under “Risk Factors.”
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements; and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
•not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;
•be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;
•not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or
•not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”
We will remain an “emerging growth company” until the earliest to occur of:
•our reporting of $1.24 billion or more in annual gross revenue;
•our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;
•our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and
•the fiscal year end following the fifth anniversary of the completion of this initial public offering.

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period under the JOBS Act.
Our Corporate Information
CAVA Group, Inc. was originally incorporated in Delaware on February 27, 2015. Our principal offices are located at 14 Ridge Square NW, Suite 500, Washington, D.C. 20016. Our telephone number is 202-400-2920. We maintain a website at cava.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	CAVA Group, Inc.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of our common stock	We and the selling stockholders have granted the underwriters a 30-day option from the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less underwriting discounts, and commissions.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full ).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million, if the underwriters exercise their option to purchase additional shares of common stock in full), assuming an initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds to us from this offering for . See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear all commissions and discounts, if any, from the sale of our common stock by the selling stockholders. See “Principal and Selling Stockholders.”

Dividend policy	We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors (our “Board of Directors”) and will depend on, among other things, our results of operations, cash requirements, financial condition, legal, tax, regulatory, and contractual restrictions, including restrictions in the agreements governing our indebtedness, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Concentration of Ownership	Following completion of this offering, our executive officers, directors, and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately % of the outstanding shares of our common stock, based on the number of shares outstanding as of , 2023.

Directed Share Program
At our request, Morgan Stanley & Co. LLC, an underwriter in this offering, has reserved for sale, at the initial public offering price, through a directed share program, approximately          % of the shares offered by this prospectus for sale to                           . If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. See “Underwriting.”

Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” beginning on page 21 for a discussion of factors you should carefully consider before investing in shares of our common stock.

Proposed trading symbol	“CAVA.”
Unless we indicate otherwise or the context otherwise requires, this prospectus:
•reflects and assumes:
◦no exercise by the underwriters of their option to purchase additional shares of our common stock;
◦an initial public offering price of $          per share of our common stock, which is the mid-point of the estimated price range set forth on the cover page of this prospectus;
◦the automatic conversion of           shares of our preferred stock outstanding on a one-to-one basis into shares of our common stock at the consummation of this offering;
◦the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering; and
◦a                -for-                forward stock split of our Common Stock, which will occur prior to the consummation of this offering;
•does not reflect shares of our common stock issuable upon exercise of outstanding stock options (“Options”) at a weighted average exercise price of $          per share; and
•does not reflect          shares of our common stock reserved for future issuance under our 2015 Equity Incentive Plan (the “2015 Incentive Plan”), and our new 2023 Incentive Plan (the “2023 Incentive Plan”) and 2023 Employee Stock Purchase Plan (the “ESPP”), each of which we intend to adopt in connection with this offering. See “Management―Executive Compensation―Compensation Arrangements to be Adopted in Connection with this Offering―Employee Stock Purchase Plan.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA
Set forth below is our summary historical financial and other data as of the dates and for the periods indicated. The summary statements of operations and summary cash flow data for the years ended December 25, 2022 and December 26, 2021, and the balance sheet data as of December 25, 2022 and December 26, 2021, have been derived from our audited financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period.
We operate on a 52-week or 53-week fiscal year that ends on the last Sunday of the calendar year. In a 52-week fiscal year, the first fiscal quarter contains sixteen weeks and the second, third, and fourth fiscal quarters each contain twelve weeks. In a 53-week fiscal year, the first fiscal quarter contains sixteen weeks, the second and third fiscal quarters each contain twelve weeks, and the fourth fiscal quarter contains thirteen weeks.
You should read the following summary financial and other data below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus. Share and per share data in the table below does not reflect the                -for-one forward stock split, which will occur prior to the consummation of the offering.

	Fiscal
($ in thousands, except per share amounts)	2022	2021
Statement of Operations Data
Revenue	$564,119	$500,072
Operating expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food, beverage, and packaging	179,988	154,772
Labor	157,891	143,395
Occupancy	53,669	49,299
Other operating expenses	74,587	70,453
Total restaurant operating expenses	466,135	417,919
General and administrative expenses	70,037	64,792
Depreciation and amortization	42,724	44,538
Restructuring and other costs	5,923	6,839
Pre-opening costs	19,313	8,194
Impairment and asset disposal costs	19,753	10,542
Total operating expenses	623,885	552,824
Loss from operations:	(59,766)	(52,752)
Interest expense, net	47	4,810
Other income, net	(919)	(20,288)
Loss before income taxes	(58,894)	(37,274)
Provision for income taxes	93	117
Net loss	$(58,987)	$(37,391)
Loss per share:
Net loss per share, basic and diluted	$(133.23)	$(153.18)
Weighted average outstanding, basic and diluted	442,753	244,100
Pro forma net loss per share, basic and diluted
Pro forma weighted average outstanding, basic and diluted
Balance Sheet Data (as of end of period)
Cash and cash equivalents	$39,125	$140,332
Total assets	583,883	362,195

Total liabilities	370,078	92,908
Preferred stock	662,308	662,308
Total stockholders’ equity	(448,503)	(393,021)
Cash Flow Data
Cash flows provided by operating activities	$6,038	$3,393
Cash flows used in investing activities	(104,161)	(56,309)
Cash flows provided by (used in) financing activities	(3,084)	143,152
Other Financial Data and Key Performance Measures (unaudited)
CAVA Revenue(1)	$448,594	$278,219
CAVA Same Restaurant Sales Growth(2)	14.2%	45.2%
CAVA AUV(3)	$2,398	$2,305
CAVA Restaurant-Level Profit(4)	$91,093	$50,884
CAVA Restaurant-Level Profit Margin(5)	20.3%	18.3%
CAVA Restaurants(6)	237	164
Net New CAVA Restaurant Openings(7)	73	59
CAVA Digital Revenue Mix(8)	34.5%	37.4%
Adjusted EBITDA(9)	$12,615	$14,642
Net loss margin	(10.5)%	(7.5)%
Adjusted EBITDA Margin(9)	2.2%	2.9%
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(1)“CAVA Revenue” is defined to include all revenue attributable to CAVA restaurants in the specified period, excluding one restaurant operating under a license agreement.
(2)“CAVA Same Restaurant Sales Growth” is defined as the period-over-period sales comparison for CAVA restaurants that have been open for 365 days or longer (including converted Zoes Kitchen locations that have been open for 365 days or longer after the completion of the conversion to a CAVA restaurant). CAVA Same Restaurant Sales Growth was materially impacted in fiscal 2021 due to the temporary impacts of COVID-19 to CAVA Revenue during fiscal 2020. CAVA Same Restaurant Sales Growth for fiscal 2022 and fiscal 2021, each as compared to fiscal 2019, would have been 23.6% and 9.7% , respectively. For purposes of calculating CAVA Same Restaurant Sales Growth compared to fiscal 2019, we only include CAVA restaurants that were open as of the beginning or during fiscal 2019.
(3)“CAVA AUV” represents total revenue of operating CAVA Restaurants that were open for the entire trailing thirteen periods and includes sales from CAVA digital kitchens, divided by the number of operating CAVA Restaurants that were open for the entire trailing thirteen periods.
(4)“CAVA Restaurant-Level Profit,” a segment measure of profit and loss, represents CAVA Revenue in the specified period less food, beverage, and packaging, labor, occupancy, and other operating expenses, excluding depreciation and amortization, in the period. CAVA Restaurant-Level Profit excludes pre-opening costs.
(5)“CAVA Restaurant-Level Profit Margin” represents CAVA Restaurant-Level Profit as a percentage of CAVA Revenue.
(6)“CAVA Restaurants” is defined to include all CAVA restaurants, including converted Zoes Kitchen locations and CAVA hybrid kitchens, that are open as of the end of the specified period. CAVA Restaurants exclude one restaurant operating under a license agreement and CAVA digital kitchens.
(7)“Net New CAVA Restaurant Openings” is defined as new CAVA restaurant openings (including CAVA restaurants converted from a Zoes Kitchen location) during a specified reporting period, net of any permanent CAVA restaurant closures during the same period.
(8)“CAVA Digital Revenue Mix” represents the portion of CAVA revenue related to digital orders as a percentage of total CAVA revenue.
(9)“Adjusted EBITDA” is defined as net income (loss) adjusted to exclude interest expense (income), net, provision for (benefit from) income taxes, and depreciation and amortization, further adjusted to exclude equity-based compensation, other income, net, impairment and asset disposal costs, and restructuring and other costs. We describe these adjustments reconciling net loss to Adjusted EBITDA in the table below. “Adjusted EBITDA Margin” is defined as Adjusted EBITDA as a percentage of revenue.
We present Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA and Adjusted EBITDA Margin are not recognized terms under GAAP and should not be considered as alternatives to net income (loss) or net income (loss) margin as measures of financial performance or cash provided by operating activities as measures of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. Because not all companies use identical calculations, the presentation of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.
Our Adjusted EBITDA and Adjusted EBITDA Margin measures have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:
•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense, or the cash necessary to pay income taxes;
•Adjusted EBITDA does not reflect the impact of earnings or cash charges resulting from matters we consider not to be indicative of our ongoing operations;
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following tables provides a reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA Margin for the periods presented:

	Fiscal
($ in thousands)	2022	2021
Net loss	$(58,987)	$(37,391)
Non-GAAP Adjustments:
Interest expense, net	47	4,810
Provision for income taxes	93	117
Depreciation and amortization	42,724	44,538
Equity-based compensation	3,981	5,475
Other income, net	(919)	(20,288)
Impairment and asset disposal costs	19,753	10,542
Restructuring and other costs	5,923	6,839
Adjusted EBITDA	$12,615	$14,642

	Fiscal
($ in thousands, other than percentages)	2022	2021
Revenue	$564,119	$500,072
Net loss margin	(10.5)%	(7.5)%
Adjusted EBITDA Margin	2.2%	2.9%

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations, prospects, and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements.”
Risks Related to Our Business and Our Industry
We operate in a highly competitive industry.
The restaurant industry is highly competitive with respect to, among other things, food quality and presentation, taste preferences, price, brand reputation, digital engagement, service, value, and location. The food manufacturing industry is also highly competitive with respect to, among other things, food quality, taste, functional benefits, nutritional value and ingredients, convenience, brand loyalty and positioning, food variety, product packaging, shelf space, price, and promotional activities. We face significant competition from national, regional, and locally-owned restaurants, including limited service restaurants, particularly within the fast-casual dining and traditional fast-food categories, who offer in-restaurant, carry-out, delivery, and/or catering services. We also compete with grocery stores, convenience stores, meal subscription services, and delivery kitchens, especially those that target guests who seek high-quality food. Our CPG business also faces competition from other producers of dips, spreads, and dressings and other pantry and food items. Further, as we continue to innovate upon our digital strategy and offer more ways to reach our guests through digital channels, such as the CAVA app and the CAVA website, we expect to face increasing competition from food delivery services, which promote a wide variety of restaurant options on their websites.
Many of our competitors have been operating for longer and have a more established market presence than us, and have better locations, greater name recognition and resources than we do, and, as a result, these competitors may be better positioned to attract guests. Our larger competitors may also be able to take advantage of greater economies of scale than we can and may be better able to increase prices to reflect cost pressures and increase their marketing and promotional activity, including through discount strategies. Our competitors may also be able to identify and adapt to changes in guest preferences more quickly than us due to their resources and scale. Changes in guests’ tastes, nutritional and dietary trends, methods of ordering, and number and location of competing restaurants often affect the restaurant industry. If we are unable to successfully compete, our sales volume and/or pricing may be subject to downward pressure and we may not be able to increase, or sustain, our growth rate or revenue or reach profitability.
Further, as we expand our geographic presence and develop our digital channels, we anticipate we will face increased competition for channel access. Our competitors will likely grow in number as the Mediterranean food category grows, and we may face the risk that new or existing competitors will mimic our business model, menu offerings, marketing strategies, and overall concept.
Any of the above competitive factors may materially adversely affect our business, financial condition, and results of operations.
Our future growth depends on our ability to open new restaurants while managing our growth effectively and maintaining our culture, and our historical growth may not be indicative of our future growth.
Our growth depends on our ability to successfully open a significant number of new restaurants on a profitable basis. As of December 25, 2022, we owned and operated 237 CAVA restaurants in 21 states and Washington, D.C. Since the Zoes Kitchen acquisition, through December 25, 2022, we have successfully converted 125 Zoes Kitchen locations into CAVA restaurants. In fiscal 2022, we had 73 Net New CAVA Restaurant Openings, which includes the conversion of 63 Zoes Kitchen locations. We anticipate having 60 to 70 Net New CAVA Restaurant Openings in fiscal 2023, which includes the remaining 28 conversions of Zoes Kitchen locations that we expect to complete by the fall of 2023. A significant number of new restaurants we opened in the last few years have been conversions of Zoes Kitchen locations, which has helped drive the growth of our business. If we are unable to sustain the pace of new restaurant openings, all of which are expected to be from greenfield expansions following the conversions of the remaining Zoes Kitchen locations, our growth rate may decline. In addition, given the size and scale we have achieved, we expect our growth rates in percentage terms to moderate in the future. Therefore, our historical growth rates are not indicative of our future growth.
Our ability to open new restaurants depends on various factors, some of which are outside of our control. For example, delays in construction and increased construction costs, including as a result of the COVID-19 pandemic, as well as delays in inspections and the receipt of necessary permits, have caused, and may continue to cause, a delay in opening restaurants, resulting in increased costs and lower than anticipated sales. Furthermore, while we work to manage cost overrun risks for our new restaurant development projects with detailed architectural plans, guaranteed or fixed price contracts, forward buys of certain equipment and materials, and close supervision by our executives and personnel, we have in the past experienced, and expect we will continue to experience, increased construction costs. In addition, we may not be able to anticipate and adapt to all of the changing demands that our planned expansion will impose on our existing digital infrastructure, including our restaurant management systems and back office technology systems and processes, as well as financial and management controls, and we may not be able to hire and retain the management and personnel necessary to support such expansion at a reasonable costs, or at all, all of which could harm our guest experience and our business.
Our ability to manage our growth effectively will require us to continue to enhance these systems, processes, and controls and identify, hire, train, motivate, and retain management and operating personnel, particularly in new restaurant locations. In addition, we must maintain our culture as our operations expand and as we onboard new Team Members, as we believe our culture is a key competitive advantage and an important contributor to our success. Our business, financial condition and results of operations could be negatively affected if we are unable to manage our growth effectively while preserving our culture.
We may not be able to successfully identify appropriate locations and develop and expand our operations in existing and new markets.
Our ability to successfully execute on our growth strategy requires us to identify target markets where we can gain a foothold or expand our existing footprint on a profitable basis. As part of that strategy, we sometimes enter into geographic markets in which we have little or no prior operating experience. For example, we plan to expand into the Midwest where we currently do not have a presence and have no restaurant operating experience.
We may not be able to develop presence in new target markets, which may have more competitive conditions or different guest tastes and discretionary spending patterns as compared to our existing markets. It is also possible that our Mediterranean cuisine will be of limited appeal in any new market. We may incur higher costs in a new market, particularly to make significant investments in advertising and promotional activity to build brand awareness and attract new guests. We may also incur additional costs relating to the transportation and distribution of supplies and entering into contracts with new third parties, and we may face more competitive labor conditions in a new market. Until we attain a critical mass in a market, the restaurants we open in that market may incur higher food distribution costs and reduced operating leverage. As a result, restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis. If we are unable to successfully enter new markets, it could have an adverse effect on our business, financial condition, and results of operations.
After identifying a new market, we must then identify and secure quality locations within such market. Each new location requires that we take into account numerous factors in order to be profitable, such as:
•negotiating leases with acceptable terms;
•obtaining licenses, permits, and approvals on a timely basis;
•complying with applicable zoning, land use, environmental, health and safety, and other governmental rules and regulations (including interpretations of such rules and regulations);

•unforeseen engineering or environmental problems;
•proximity of a potential location to an existing location;
•identifying, hiring, and training qualified Team Members to meet staffing needs;
•local economic trends, population density, and area demographics; and
•longer permitting or inspection cycles and availability of construction and restaurant equipment and services.
Our Zoes Kitchen acquisition provided us with an extensive portfolio of real estate, allowing us to rapidly expand by converting Zoes Kitchen locations into CAVA restaurants. However, all Zoes Kitchen locations have since either been converted or closed or are in the process of being converted and we cannot guarantee that we will be able to develop a robust new restaurant pipeline, which would impact our future growth. We may not be able to successfully identify and secure a sufficient number of attractive restaurant locations in new or existing markets. For those locations where we are able to secure an attractive restaurant location, our progress in developing and subsequently opening new restaurants may be slower than desired, resulting in increased costs and lower than expected sales. Our inability to appropriately identify sites and develop and open new restaurants could impact our growth strategy and have a material adverse effect on our business, financial condition, and results of operations.
New restaurants may not be profitable, and may negatively affect sales at our existing locations.
Although we institute certain operating and financial performance targets for new restaurants, these new restaurants may not meet these targets or may take longer than anticipated to do so. We typically incur the most significant portion of pre-opening costs associated with a given restaurant within the three months preceding the opening of the restaurant. Historically, labor and operating costs associated with a newly opened restaurant are materially greater in the first six months of operations, both in aggregate dollars and as a percentage of revenue. Our new restaurants typically take a period of time to reach planned operating efficiency, due to costs and challenges associated with identifying, hiring, training, and retaining qualified Team Members, including General Managers, and instilling and enforcing CAVA standards, among other reasons. Any new restaurants that we open may not be profitable or achieve operating results similar to those of our existing restaurants on a similar time frame or at all, our historical pre-opening costs may not be indicative of future pre-opening costs and increases in CAVA AUV that we have experienced in the past may not be indicative of future results. Newer restaurants may also reduce CAVA AUV as these restaurants typically achieve lower sales when they first open. If our new restaurants do not perform as planned, our business, financial condition, and results of operations could be harmed.
In addition, the opening of new restaurants in or near markets in which we already have a restaurant could adversely affect sales at existing restaurants, particularly in markets where we have a high concentration of restaurants, such as the Washington, D.C./Maryland/Virginia metropolitan area. Existing restaurants within a market could also make it more difficult to build our guest base for a new restaurant in the same market. While our plan is to open new restaurants that are not expected to materially affect sales at our existing restaurants, it is possible that new restaurants may cannibalize sales at our existing restaurants, which could adversely affect our profitability.
Negative changes in guest perception of our brand could negatively impact our business.
Our reputation for quality food and our brand’s connection to guests have been critical to our business and to our success in existing markets, and will continue to be critical to our success as we enter new markets. Any incident that diminishes guest loyalty or guests’ positive perception of our food could significantly damage the value of our brand and, in turn, damage our business and prospects.
Negative publicity, regardless of its accuracy, may adversely affect our business and brand value. These could include concerns about our food’s quality and safety, the impact that our food and products (including our packaging) may have on the environment, data security breaches, third-party service providers (including relating to delivery services and information technology), employment-related claims, or government or industry findings concerning our restaurants or our industry, or other concerns, which may be outside our control. Moreover, the negative impact of adverse publicity relating to any one CAVA restaurant or any of our CPG offerings may extend far beyond such restaurant to affect some or all of our other restaurants and our other product offerings. Negative publicity generated by such incidents may be amplified by the use of social media and platforms that enable guests to review our restaurants and food, which allows individuals to access a broad audience of our guests and other interested persons. See “—Our inability or failure to utilize, recognize, respond to, and effectively manage the immediacy of social media could have a material adverse effect on our business.” The risks associated with such negative publicity, cannot be completely mitigated and may result in damage to our brand.
Our efforts to market our restaurants and brand may not be successful.
Due to the highly competitive nature of our industry, we must effectively and efficiently promote and market our restaurants and brand to attract and retain guests and sustain our competitive position. Marketing investments may be costly. Our marketing strategy primarily includes using public relations, digital and social media, promotions, and in-restaurant messaging, and we may from time to time change our marketing strategies and spending. We expect to increase our investment in advertising and promotional activities as we expand, including targeted marketing offers to incentivize and reward loyal guests, and attract guests in new markets. If our marketing initiatives are unsuccessful or ineffective and do not meet our performance targets, such as the introduction of new menu offerings that do not generate the level of sales that we expect, our business, financial condition, and results of operations may be adversely affected.
Additionally, some of our competitors are able to devote more resources to marketing and advertising than we are able to. If our competitors increase spending on marketing and advertising, if our funds available for marketing funds decrease, if our marketing strategies or pricing methodologies are less effective than those of our competitors or if we are otherwise unable to adequately respond to changes in our competitors’ marketing strategies, our business, financial condition, and results of operations may be adversely impacted.
Food safety issues and food-borne illness concerns may harm our business.
We handle high-risk foods, such as uncooked meats, in our restaurants. Although our proprietary dips and spreads are centrally produced, we freshly prepare most of our menu items at our restaurants, and food safety issues (such as food-borne illness and food contamination outbreaks) may occur. Although we have instituted food safety policies and procedures in each of our restaurants, incidents may nonetheless result both from our restaurant personnel’s failure to comply with such policies and procedures and for other reasons beyond our control. If any guest becomes, or is under the belief that they have become, ill due to a food safety issue, we may temporarily close some restaurants, which would adversely impact our results of operations.
Food safety issues may be caused by a variety of factors, many of which are out of our control. For example, these incidents may occur when guests or other individuals, including Team Members, enter our restaurant while ill and contaminate ingredients, surfaces, or other individuals. We cannot guarantee that food items will be properly maintained throughout the supply and delivery chain. Our third-party distributors and suppliers may not fully comply with our or their own food safety programs, and these third parties could cause food-borne illness incidents. For example, we have previously experienced food safety incidents we believe were attributable to issues at a third-party supplier. Any food safety issue arising from a distributor or supplier will likely affect multiple restaurants rather than a single restaurant. The risk of food safety issues is also increased with respect to catering orders and orders delivered through third-party delivery service providers, as we often have limited or no control over how the food is delivered or served. In addition, our restaurants and production facilities are subject to review and examination by local, state and federal authorities, which may result in temporary or permanent closures. Such closures may negatively impact results and damage our brand.
Food items produced at our and our third-party co-manufacturers’ facilities are vulnerable to spoilage, contamination and food safety issues. Although we have instituted processes and systems at our production facilities designed to ensure compliance with applicable food safety regulations and standards, we cannot guarantee that the CPG offerings that are manufactured at our facilities will not be recalled, for example due to possible human error or manufacturing defects. Furthermore, while we require our third-party co-manufacturers to comply with our food safety standards, we do not have control over their manufacturing and packaging processes. In addition, we also do not have control over handling procedures once our food has been shipped for distribution. We may need to recall or withdraw some or all of our food if it becomes damaged, contaminated, adulterated, misbranded, whether caused by us or someone in our manufacturing or supply chain. A recall or withdrawal could result in destruction of food ingredients and inventory, negative publicity, temporary facility closings for us or our third-party contract manufacturers, supply chain interruption, substantial costs of compliance or remediation, fines, and increased scrutiny by federal, state, and foreign regulatory agencies. New scientific discoveries regarding food safety and food manufacturing may bring additional risks and latent liability. If consumption of any food causes or is alleged to cause injury, we may be subject to litigation and may be liable for monetary damages as a result of a judgment against us or fines by federal, state, and foreign regulatory agencies.
In the event of a food safety incident, the protocols and procedures that we have in place and the public statements we make in response to a food safety or food-borne illness incident may not be sufficient to address the potential impact to the safety of our guests and our reputation. Furthermore, any food safety incident, whether actual or perceived, could result in negative publicity and public speculation and adversely impact our brand, reputation, and sales. This risk is exacerbated by the fact that social media enables negative publicity, whether or not accurate, to be rapidly disseminated before there is any meaningful opportunity to investigate, respond to and address an issue. In addition, any food incident that occurs, whether solely at a competitor’s restaurant, or at one of our manufacturing partners’ facilities, or at our facilities, could result in negative publicity about the restaurant industry generally or with respect to our CPG offerings, which could in turn have an adverse effect on our business.
Lastly, the occurrence of food-borne illnesses or food safety issues could result in a temporary supply disruption and adversely affect the price and availability of affected ingredients.
All of these factors could have an adverse impact on our brand and our ability to attract guests, which could in turn have a material adverse effect on our business, financial condition (including our ability to obtain financing) and results of operations.
If we are unable to maintain or increase prices, our margins may decrease.
We strive to use high-quality ingredients that are often more costly than lower quality ingredients and/or ingredients that are farmed through less environmentally conscious methods. Our continued success depends on our ability to persuade our guests that the variety and choice of healthful, flavorful food that we provide is worth the higher prices compared to eating at many of our competitors. If we are unable to persuade our guests about the quality of our food, we may be required to change our pricing, advertising, or promotional strategies to retain existing guests or attract new guests, which could adversely affect the strength of our brand and our business, financial condition, and results of operations.
We rely in part on price increases from time to time to offset cost increases, including the cost of ingredients, commodities, insurance, labor, marketing, taxes, real estate and other key operating costs, and improve the profitability of our business. We have increased the prices of our food over the past few years, and we expect to further increase prices in the future. Our ability to maintain prices or effectively implement price increases may be affected by a number of factors, including competition, the effectiveness of our marketing programs, the continuing strength of our brand, and general economic conditions, including inflationary pressures. During challenging economic times, consumers may be less willing or able to dine out or purchase pre-packaged dips, spreads, and dressings, making it more difficult for us to maintain prices and/or effectively implement price increases. In addition, increasing prices could negatively affect the loyalty of our existing guest base and cause them to reduce their spending with us or impact our ability to attract new guests, particularly as we expand our footprint into new geographies where guests might have greater price sensitivity. If our price increases are not accepted by guests and reduce sales volume, or are insufficient to offset increased costs, our business, financial condition, and results of operations could be adversely affected.
The growth of our business depends on our ability to accurately predict guest trends and demand and successfully introduce new menu offerings and improve our existing menu offerings.
Our success is dependent, in part, upon our ability to respond effectively to changes in guests’ eating habits and government regulations and to adapt our menu offerings to trends in eating habits. The success of our business depends on our ability to identify these changing preferences and behaviors, to distinguish between short-term trends and long-term changes in such preferences and behaviors, and to continue to develop and offer food that appeals to guests through the channels that they prefer. Consumer preference and behavior changes include dietary trends, attention to different nutritional aspects of foods and beverages (see “—Risks Related to Legal and Governmental Regulation—We are subject to extensive laws and regulatory requirements, and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business.”), preferences for certain sales channels, reduced demand for food away from home as a result of the recent increase in remote and hybrid working arrangements, concerns regarding the health effects of certain foods and beverages, attention to sourcing practices relating to ingredients, animal welfare concerns, environmental concerns regarding packaging, among others. These changes in guests’ eating habits can occur rapidly, which requires us to adapt with similar speed. To the extent we are unwilling or unable to timely respond to shifting guest preferences, guests’ demand for our food and offerings may be reduced.
If guests’ eating habits change, we must timely and appropriately respond to such changes, which may include the modification or removal of certain menu items, which could cause us to incur implementation costs and be operationally burdensome. In particular, the introduction of innovative menu offerings and CPG offerings involves considerable risk. It may be difficult to establish new supplier relationships for new menu or CPG offerings and determine appropriate menu and CPG offering ingredients. Any new menu or CPG offering may not generate sufficient guest interest and sales to become profitable or to cover the costs of its development and promotion and may reduce our operating income. If our efforts are not successful, or if there is a significant shift in guest demand away from our menu or CPG offerings, our business could be adversely affected.
If we are unable to accurately predict guest trends and demand and successfully introduce new menu offerings and improve our existing menu offerings, our brand, business, financial condition, and results of operations may be materially adversely affected.
We are subject to risks associated with leasing property.
We operate all of our restaurants in leased facilities. Many of our current leases do not contain early termination options and we expect restaurants that we open in the future will be subject to similar long-term leases without early termination options. It is challenging to locate and secure leases on favorable terms for new restaurants as competition for locations in our target markets is intense, and development and leasing costs may continue to increase.
When our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations and result in negative publicity concerning any such termination or non-renewal. We may not be able to control increases in occupancy costs, particularly increases driven by macroeconomic factors, such as the current inflationary environment, or in geographies where the real estate market conditions favor landlords and developers. These potential increased occupancy costs and closed restaurants could have an adverse effect on our business, financial condition, and results of operations. Furthermore, the inability to renew an existing lease in key target markets could adversely affect our ability to execute on our overall growth strategy.
In addition, we may choose to close or relocate a restaurant if it fails to meet our performance targets, which may cause us to incur significant lease termination expenses as well as additional expenses in connection with securing a new lease and construction and other costs in opening a new replacement restaurant. Conversely, if we deem the lease termination and relocation expenses to be too high, we may decide to keep an underperforming restaurant open, or sublease it, which may hurt our overall profitability and results of operations. We currently sublease certain properties and face future liability if subtenants default or incur contingent liabilities. If we continue to sublease properties, we may be unable to enter into such arrangements on acceptable terms and, even if we do, such arrangements may result in our incurring liabilities and expenses in future periods or the rent payments that we receive from subtenants being less than our rent obligations under the leases.
CAVA Group, Inc. has guaranteed the obligations of various of its subsidiaries, as the tenant, under a number of leases. In addition, we have provided credit support in respect of our leases in the form of letters of credit and cash security deposits. If there were to be a default under any of our leases, the applicable landlords could draw under the letters of credit and/or seize the security deposit, which could adversely affect our financial condition and liquidity.
Payments under our operating leases account for a significant portion of our operating expenses, and represented 9.8% and 11.0% of our revenue in fiscal 2022 and fiscal 2021, respectively. These substantial operating lease obligations could have negative consequences to our financial condition and results of operations, including requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes, as well as limiting our flexibility in planning for, and reacting to, changes in our business or our industry.
We may not be able to successfully expand our digital and delivery business, which is subject to risks outside of our control.
For fiscal 2022 and fiscal 2021, CAVA Digital Revenue Mix was 34.5% and 37.4%, respectively. The expansion of our digital and delivery business is important to the growth of our business. Our ability to expand our digital business will depend in part on our ability to improve and evolve our technology, including our website, the CAVA app and use of third-party delivery marketplaces, to remain competitive within the industry. The CAVA app and online ordering system could be interrupted by technological failures or user errors, or be subject to cyber-attacks, which could adversely impact our sales and brand image.
Substantially all of our delivery orders, including native delivery orders, are fulfilled through our third-party delivery partners. If a third-party delivery service we utilize (particularly for our native delivery orders) fails to deliver food orders to our guests in a timely manner or provides unsatisfactory delivery service, our guests may attribute the bad experience to us and may choose to stop ordering from us. If a third-party delivery service we utilize ceases or curtails operations, experiences damage to its brand image, increases its fees, or gives greater priority or promotions on its platforms to our competitors, our delivery business and our sales may be negatively impacted. Furthermore, the third-party food delivery service industry has been consolidating and may continue to consolidate, which may give third-party delivery companies more leverage in negotiating the terms and pricing of contracts, which in turn could negatively affect our profitability.
In addition, from time to time, our employees make deliveries to guests who have placed catering and delivery orders. As a result, we may be subject to additional workplace injury and other claims, such as personal injury claims and claims with respect to damaged property if such employees were to be involved in an accident, or otherwise act outside of their job function, while making food deliveries to our guests. We could also be held vicariously liable for any acts, omissions, and/or negligence of employees that deliver our food and may be subject to various claims asserting other forms of liability, including tort actions, brought by, or against, us and our employees. We could experience a higher rate of accidents or mishaps to the extent such deliveries are made by employees using modes of transport that are not owned or maintained by the Company. The risk of these claims may increase, and the cost to the Company to insure against such perils may rise or become more difficult to obtain, as the number of catering and delivery orders we fulfill increases.
Finally, as we expand our proprietary delivery services for services such as catering and native delivery, we expect to face competition from third-party delivery marketplaces who may have greater financial resources to spend on marketing and advertising. We would also face increased risks relating to shortage of delivery personnel in our markets, accidents, or other incidents involving delivery personnel while delivering our food, and any errors or delays in providing delivery services to our guests could result in a failure to meet our guests’ expectations and have an adverse impact on our business and brand.
Our inability or failure to utilize, recognize, respond to, and effectively manage the immediacy of social media could have a material adverse effect on our business.
Social media and internet-based communication or review platforms give individual users immediate access to a broad audience. However, these platforms can facilitate rapid dissemination of negative publicity, such as negative guest or Team Member experiences. Adverse publicity, regardless of its accuracy, concerning our restaurants and our brand, may be shared on such platforms at any time and have the potential to quickly reach a wide audience. The resulting harm to our reputation from negative publicity on social media may be immediate, without affording us an opportunity to correct or otherwise respond to the information or circumstance that is the subject of such publicity. It is challenging to monitor and anticipate developments on social media in order to effectively and timely respond and our failure to do so, or to do so successfully, may have a material adverse effect on our business.
However, social media platforms are a rapidly evolving and important marketing tool, which we utilize to help us engage with guests and potential guests. For example, we maintain Facebook, Instagram, and TikTok accounts, among other accounts, and have partnered, and expect to continue to partner, with social media influencers who promote our brand and may also produce content for us. As the landscape of social media platforms develops, we must maintain our presence on existing platforms and establish a presence on emerging platforms. Many of our competitors are expanding their use of social media. Our continued success will depend on our ability to continuously innovate and develop our social media strategies to best maintain broad appeal with guests, brand relevance, and effectively compete with our peers, and we may not do so effectively. In addition, a ban of a social media platform, such as TikTok, on which we, and social media influencers that we partner with, have acquired significant followers, may adversely affect our ability to engage with guests and promote our brand.
There are a variety of additional factors associated with our use of social media that may harm our business and result in negative publicity, including the possibility of improper disclosure of proprietary information, exposure of personally identifiable information of our Team Members or guests, the failure by us or our Team Members to comply with applicable law and regulations, any inappropriate use of social media platforms by our Team Members, fraud, hoaxes, or malicious dissemination of false information. Furthermore, association with influencers or celebrities who become embroiled in controversy, regardless of whether such controversy is related to our business, could damage our reputation, and our partnership with any such influencer or celebrity could be difficult and costly to unwind and otherwise address.
We have a history of losses and, especially if we continue to grow at an accelerated rate, we may not achieve or maintain profitability in the future.
We have incurred operating losses each year since our inception, including net losses of $59.0 million and $37.4 million for fiscal 2022 and fiscal 2021, respectively. We anticipate that our operating expenses will increase substantially in the foreseeable future, in particular, as we continue to open new restaurants, expand marketing channels and operations, hire additional Team Members and increase other general and administrative costs. Furthermore, as a public company, we will incur additional legal, accounting, and other expenses that we did not incur as a private company. As a result, our net losses may continue for the foreseeable future. In addition, while conversions require initial capital investments, such costs are typically significantly lower for a conversion as compared to a new restaurant opening. Therefore, following the completion of conversions of all remaining Zoes Kitchen locations, which we expect to complete by the fall of 2023, we expect that the capital expenditure requirements to open a new restaurant will be significantly higher than we have experienced in the past few years. Further, we currently expect that a significant portion of our new restaurants opening in fiscal 2023 and beyond will have drive-thru pick-up capabilities, which require significant additional capital expenditures as restaurants with drive-thru pick-up capabilities are typically larger, resulting in higher real estate costs as well as incremental infrastructure and construction costs.
These efforts and additional expenses may prove more expensive than we expect, and we cannot guarantee that we will be able to increase our revenue to offset such expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our food, increased competition, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve profitability.
We may not realize the anticipated benefits from past and potential future acquisitions, investments or other strategic initiatives, including our acquisition of Zoes Kitchen and the associated conversions to CAVA restaurants.
From time to time we may consider opportunities to acquire or make investments in new or complementary businesses, facilities, technologies, or products, or enter into strategic initiatives, that may enhance our capabilities, expand our manufacturing network, complement our current offerings, or expand the breadth of our markets. For example, we acquired Zoes Kitchen in 2018 with the goal of significantly expanding the size and geographic scope of our business.
Entering into acquisitions and investments and other strategic initiatives involve numerous risks, including:
•expenses, delays, or difficulties in integrating acquired business, facilities, technologies, or products into our organization, including the failure to realize expected synergies and the inability to retain and integrate personnel;
•expending significant cash or incur substantial debt to finance acquisitions, which indebtedness may restrict our business or require the use of available cash to make interest and principal payments;
•issues maintaining uniform standards, procedures, controls, and policies;
•diversion of management’s attention and resources from operating our business to effectively execute the integration;
•adverse effects on existing business relationships with suppliers, distributors, and partners;
•guest acceptance of the acquired company’s offerings;
•our ability to meet our targeted revenue, profit, and cash flow from acquired companies;
•the possibility that we have acquired substantial contingent or unanticipated liabilities in connection with acquisitions;
•the inability to identify all material issues concerning the companies we acquire or invest in; and
•the possibility that investments we have made may decline significantly in value, which could lead to the potential impairment of the carrying value of goodwill associated with acquired businesses.
We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, facilities, technologies, or products into our business or retain any key personnel, suppliers, or guests. In particular, the success of our Zoes Kitchen acquisition depends in part on our ability to complete the profitable conversion of the Zoes Kitchen locations into CAVA restaurants, and we cannot guarantee that each conversion of a Zoes Kitchen location will function as we anticipate. Furthermore, we may in the future acquire restaurants with the plan of converting those restaurants into CAVA restaurants and we may not be able to do so successfully while ensuring that the converted restaurant meets our CAVA standards. Our failure to successfully complete or integrate such acquisitions could have a material adverse effect on our financial condition and results of operations. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete, and integrate suitable target businesses, facilities, technologies, and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.
We may not be able to manage our manufacturing and supply chain effectively, which may adversely affect our results of operations.
There is risk in our ability to effectively scale production and processing and effectively manage our manufacturing and supply chain requirements. For example, we rely on a limited number of suppliers, and, in some cases, on single-source suppliers, for several ingredients. Some of these suppliers are small family-owned business or sole proprietors who may not be able to quickly scale their production to match our growth, or at all. As we continue to grow our business, if we are unable to obtain the desired amount of ingredients from these suppliers, we may be forced to modify our CPG and menu offerings or our recipes, or obtain ingredients from different suppliers that may be at a higher cost or may be of a lower quality than our original ingredients. Any of these changes could result in changes to our food taste and quality and could be less appealing to our guests, and any increase in costs could have an adverse impact on our profitability and results of operations. See “—Risks Related to Supply Chain—

Our reliance on third parties could have an adverse effect on our business, financial condition, and results of operations.”
We must accurately forecast demand for each of our CPG and menu offerings to ensure that we have adequate available manufacturing capacity and supply. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity and quantities from our distributors, suppliers, and manufacturing partners in order to meet demand, which could prevent us from meeting partner and guest demand and harm our brand and our business.
We must also continuously monitor our inventory against forecasted demand. If we underestimate demand, we risk having inadequate supplies. On the other hand, if we have too much food inventory on hand, it may reach its expiration date and become unusable. If we are unable to manage our supply chain effectively, our operating costs could increase and our profit margins could decrease.
We may not successfully optimize, operate, and manage our production facilities.
As we continue to expand our menu and CPG offering, we may need to add or enhance our production capabilities and our production operations may become increasingly complex and challenging. Failure to successfully address such challenges in a cost-effective manner could harm our business and results of operations. The expansion of our production capabilities requires investments of capital and we cannot guarantee that we will be able to obtain the capital necessary to support such expansion on favorable terms, or at all. In addition, a substantial delay in bringing any new facility, including our new production facility in Virginia, up to full production on our projected schedule would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all the food needed to meet guest and consumer demand and/or to achieve our expected financial performance. Furthermore, the opening of a new facility requires the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business operations. We will also need to hire and retain more skilled Team Members to operate any new facility, including the facility in Virginia. Even if a new facility is brought up to full production according to our current schedule, the capital expenditures and other investment expenses for such new facility may be greater than the corresponding sales and it may not provide us with all the operational and financial benefits that we expect to receive.
Our production facilities infrastructure is tailored to meet the specific needs of our business. A natural disaster, severe weather, fire, power interruption, work stoppage, labor shortages or unrest, restrictive governmental actions, outbreaks of pandemics or diseases (such as the COVID-19 pandemic), or other calamity at our production facilities would significantly disrupt our ability to operate our business. The facilities and the manufacturing equipment we use is costly to replace or repair and may require substantial lead-time to do so. Suppliers that provide spare parts and external service engineers for maintenance, repairs and calibration face risks of disruption or disturbance to their businesses, including as a result of the COVID-19 pandemic or other related factors, which may lead to disruption in our production. In addition, our ability to procure new processing and packaging equipment may face more lengthy lead times than is typical.
We may experience plant shutdowns or periods of reduced production as a result of regulatory issues, equipment failure, or delays in deliveries. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and loss of inventory and/or data, or render us unable to produce food items for our restaurants or for our CPG operations in a timely manner, or at all. We currently have property and business disruption insurance coverage in place for our Maryland facility, and plan to obtain similar coverage for our Virginia facility upon completion of its construction. The Virginia facility is currently covered by a builder’s risk policy, and we have plans to extend insurance coverage to certain long-lead time items and materials. However, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.
If we do not have sufficient production capacity or experience a problem with our production facilities, our restaurants may experience delays or stoppages in receiving certain of our food items and our ability to meet guest and consumer demand could be impacted, which could in turn adversely affect our brand, business, financial condition, and results of operations.
Risks Related to Supply Chain
Our reliance on third parties could have an adverse effect on our business, financial condition, and results of operations.
We engage with third-party suppliers for some of our food items and products, including packaging, and we rely on a distribution network with a limited number of distribution partners for the majority of our national distribution program for our restaurants. For example, we currently utilize a sole supplier for high-pressure processing. Due to our reliance on certain suppliers, distributors, and third-party contract manufacturers, the change in terms or cancellation of our arrangements with any one of our suppliers, distributors, or third-party contract manufacturers or the disruption, delay, or inability of these parties to deliver such food items or materials to our restaurants, may materially and adversely affect our results of operations while we establish alternative supply and distribution channels.
Although we believe that alternative supply and distribution are available, we may not be able to easily locate replacement suppliers or distributors who provide ingredients or products that meet our high-quality standards. For example, the olive oil we use is sourced from a specific supplier meeting our high standards for taste and quality. Any failure to timely replace or engage suppliers or distributors who meet our specifications could increase our expenses, cause delays in our production and cause food and item shortages for our CPG production and at our restaurants. A shortage at a restaurant could, in turn, cause such restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage and thereafter, if guests change their dining habits as a result. Alternatively, if we are required to lower or otherwise change our specifications in order to obtain sufficient supply, it could impact the taste and quality of our food, which could in turn impact demand for our food and offerings. Our focus on key ingredients would make the consequences of a shortage of such an ingredient, or a change in the quality of our ingredients, more severe. In addition, we cannot guarantee that we will be able to identify or negotiate with alternative suppliers or distributors on terms that are commercially reasonable to us.
Moreover, given that we do not control the businesses of our suppliers and distributors, our efforts to specify and monitor the standards under which they perform may not be successful. Certain food items are perishable and/or may be contaminated, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our distributors or suppliers perform inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, and results of operations could be materially adversely affected.
We may experience shortages, delays, or interruptions in the delivery of food items and other products.
Our restaurants and CPG operations are dependent on frequent deliveries of fresh food that meets our specifications. Shortages, delays, or interruptions in the supply or delivery of food items and other supplies to our restaurants and CPG operations, whether by third-party partners or us, may be caused by severe weather or weather changes resulting in destruction of crops, changes in the quality of the crops, or ingredients that do not meet our specifications; natural disasters such as hurricanes, tornadoes, floods, droughts, wildfires, and earthquakes; macroeconomic conditions resulting in disruptions to the shipping and transportation industries; labor issues such as increased costs or worker shortages, or other operational disruptions at our distributors, suppliers, vendors, or other service providers; the inability of our service providers to manage adverse business conditions or remain solvent; cyber-attacks and technological failures; and other conditions beyond our control. We have in the past, and may in the future experience shortages, delays or interruption in other supplies and materials, such as food packaging, which are required and/or desired to operate our restaurants and/or produce our CPG offerings. Such shortages, delays, or interruptions could adversely affect the availability, quality, and cost of the items we buy, the operations of our restaurants, and our CPG operations. Recent supply chain disruptions have increased some of our costs and limited the availability of certain food and other items for our restaurants and may continue to do so.

In addition, we have in the past, and may from time to time, experience shortages of, and delays in receiving, construction materials, restaurant equipment and other supplies required to build out and open a new CAVA restaurant or convert a Zoes Kitchen location. This may require us to incur higher costs to procure these materials, equipment and supplies from alternative sources, or cause a delay in the opening of a new restaurant.
If we encounter supply shortages, delay, or interruptions, are unable to identify alternative sources at a reasonable cost, or at all, or otherwise incur higher costs, our business, financial condition, and results of operations could be adversely affected.
We may face increases in food, commodity, energy, and other costs.
Our profitability depends in part on our ability to anticipate and react to changes in food, commodity, energy, and other costs. The prices we pay are subject to fluctuations beyond our control, such as problems in production, or distribution, food safety concerns, government regulation, livestock markets, food recalls, climate conditions, labor strikes or shortages, and macroeconomic conditions. In particular, we purchase substantial quantities of chicken, which is subject to significant price fluctuations due to conditions affecting weather, feed and chicken prices, industry demand, and other factors. Our results of operations may also be adversely affected by increases in the price of utilities, such as natural gas, electric, and water, the costs of insurance, labor, marketing, taxes, and real estate, all of which could increase due to inflation, changes in laws, shortages or interruptions in supply, competition, or other events beyond our control.
For example, due to the recent inflationary environment, we experienced mid- to high-single digit increases relating to food and packaging costs, which put pressure on our gross margins. To moderate the effects of these rising costs, we instituted proactive initiatives to create efficiencies in our in-bound logistics and other supply chain costs, such as an increased focus on food portioning, food production during off-peak hours and food waste management. We also modestly increased our in-restaurant menu prices by less than 5% in fiscal 2022 in response to the inflationary environment. We cannot assure you that we will be able to effectively mitigate any inflationary pressures in the future, whether by instituting further operating efficiency initiatives or by increasing menu prices.
Any increase in the prices of the ingredients most critical to our menu and offerings, such as chicken, would have an adverse effect on our results of operations. If the cost of one or more ingredients significantly increases, or there are certain unforeseen events, such as poor weather conditions that damage the quality of an ingredient, we may choose to temporarily suspend serving menu items that use such ingredients or modify our menu offerings rather than pay the increased cost and/or provide a lower quality product.
In addition, some of our produce items are imported. Any restrictions on the import of products imposed by government authorities, as well as any new or increased import duties, tariffs, sanctions, or taxes, geopolitical developments, such as the ongoing armed conflict in Ukraine, or other changes in U.S. trade or tax policy, could result in higher food and supply costs. Furthermore, new or heightened COVID-19 restrictions or supply chain disruptions in such countries may cause us to face shortages of one or more ingredients.
We have chosen to enter into contracts for some but not all of our ingredients. In addition, we generally do not have long-term supply pricing agreements with our ingredient suppliers. We purchase some of our raw materials in the open market, and although we may decide to enter into certain forward pricing arrangements with our suppliers and distributors, some of which contain variable trigger events, these arrangements generally are relatively short in duration and may provide only limited protection from price changes, and the extent to which we use these arrangements may vary from time to time. Furthermore, the use of these arrangements may limit our ability to benefit from favorable price movements, may cause us to incur increased transaction expense and may expose us to complex or unforeseen market risks, such as counterparty or interest rate risk. Our efforts to mitigate future price risk through forward contracts, careful planning, and other activities may not fully insulate us from increases in commodity costs. Furthermore, some of our raw materials are sourced from a limited number of suppliers and we cannot guarantee that we will be able to continue to obtain such materials from our existing suppliers, or alternate suppliers, at the same or lower prices or at all. See “—Our reliance on third parties could have an adverse effect on our business, financial condition, and results of operations.”

We cannot guarantee that any cost increases can be offset by increased prices, that increases in prices will be fully absorbed by our guests without any resulting change to their demand for our food, or that we will generate sales growth in an amount sufficient to offset inflationary and other cost pressures, particularly with the high rates of inflation in fiscal 2022. Any cost increases could have an adverse effect on our profitability, business, financial condition, and results of operations.
Risks Related to Human Capital
We may face increases in labor costs, labor shortages, and difficulties in identifying, hiring, training, motivating, and retaining the right Team Members.
We believe that our continued success will depend on our ability to identify, hire, train, motivate, and retain Team Members who understand and appreciate our culture and are able to effectively represent our brand. If we are unable to identify, hire, train, motivate, and retain our Team Members, our restaurants could be short-staffed, we may be forced to incur overtime expenses, our ability to operate our current restaurants may be limited and our expansion into new restaurants could be delayed. We may also suffer disruptions to our CPG operations. The restaurant industry generally has a high turnover rate. While we have taken, and will continue to take, a number of steps in order to reduce our turnover, we cannot be certain that our turnover rates will decrease in the future. We have and may be forced to temporarily close restaurants, or reduce restaurant hours or CPG production, as a result of labor shortages, which could result in reduced revenue. Furthermore, if our Team Members decide to and successfully unionize, this could result in a change to our culture, an increase in our labor and other costs, and disruptions to our business, as well as impact the speed at which we can make changes to our organization. In addition, our responses to any union organizing efforts could negatively impact how our brand is perceived and have adverse effects on our business and expose us to legal risk.
The market for qualified talent is competitive and we must provide increasingly attractive wages, benefits, and workplace conditions to retain qualified Team Members, particularly with respect to restaurant managerial positions where the pool of qualified candidates can be small. Increases in wage and benefits costs, including as a result of increases in minimum wages and other governmental regulations affecting labor costs, may significantly increase our labor costs and operating expenses and make it more difficult to fully staff our restaurants. From time to time, legislative proposals are made to increase the minimum wage at the U.S. federal, state, and local level, such as California Assembly Bill No. 257, the Fast Food Accountability and Standards Recovery Act (the “FAST Act”), which passed in September 2022 and which proposes to create a council to set, among other things, minimum wages and working condition standards in the broadly defined fast food industry. Because we employ a large workforce, any wage increases and/or expansion of benefits mandates will have a particularly significant impact on our labor costs. In addition, our suppliers, distributors, and business partners may be similarly impacted by wage and benefit cost inflation, and many have or will increase their prices for goods and services in order to offset their increasing labor costs.
Furthermore, maintaining appropriate staffing and hiring and training new staff, both for our restaurants and our facilities, requires precise workforce planning, which has become more complex due to, among other things:
•significant staffing and hiring issues in the restaurant industry throughout the country, which have been exacerbated by the COVID-19 pandemic;
•laws related to wage and hour violations or predictive scheduling, such as “Fair Workweek” or “secure scheduling,” in certain geographic areas where we operate as well as New York City’s “just cause” termination legislation;
•low levels of unemployment, which has resulted in aggressive competition for talent, wage inflation, and pressure to improve benefits and workplace conditions to remain competitive; and
•the so-called “great resignation” trend.
In particular, several jurisdictions in which we operate, including New York City, have implemented “Fair Workweek” legislation, which requires fast food employers to provide employees with specified notice in scheduling changes and pay premiums for changes made to employees’ schedules, among other requirements. The regulations are often complex to administer and have evolved over time and may continue to do so. Furthermore, similar legislation may be enacted in other jurisdictions in which we operate, and in jurisdictions where we may enter in the future, and such regulatory structures, in turn, could result in missed corporate opportunities due to diverted management attention, as well as increased costs, both in terms of ongoing compliance and resolution of alleged violations.
We face many of these same risks with respect to the Team Members who work within our support center departments. Our information technology and other systems are critical to the management and growth of our business, and our success will depend in part on our ability to hire, motivate, and retain these qualified personnel.
Additionally, we engage a number of independent contractors to work for us in various aspects of our business, in particular in our information technology and marketing departments. Therefore, we are subject to federal, state, and local laws regarding independent contractor classification, which are subject to judicial and agency interpretation and may change from time to time. In the event of a reclassification of the independent contractors as employees, we could be exposed to various liabilities and additional costs. These liabilities and additional costs could include exposure (for prior and future periods) under federal, state, and local laws, and workers’ compensation, unemployment benefits, labor, and employment laws, as well as potential liability for penalties and interest.
If we fail to hire, motivate, and retain Team Members, experience higher labor costs, and/or fail to appropriately plan our workforce for any of the reasons described above, our ability to open new restaurants, manage our information technology systems and grow sales at existing restaurants may be adversely affected.
Our success depends on our ability to attract, develop, and retain our management team and key Team Members.
Our success depends largely upon the continued service of our executive leadership team and other key management personnel, particularly our Co-Founder and Chief Executive Officer, Brett Schulman, and our Co-Founder and Chief Concept Officer, Ted Xenohristos. Members of our leadership team, both individually and as a group, play an integral role in the development and growth of our company. We also rely on our leadership team in setting our strategic direction, spearheading innovation, operating our business, managing vendor relationships, identifying, recruiting, and training key personnel, identifying expansion opportunities, arranging necessary financing, and leading general and administrative functions. From time to time, there may be changes in our senior management team, which could disrupt our business, particularly if non-compete clauses in employment agreements are deemed to be unenforceable for any reason, including as a result of regulatory restrictions. Moreover, the replacement of one or more of our leadership team or other key management personnel could involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. In addition, we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We currently do not maintain any key person life insurance policies for any of our executive officers. If we are unable to attract, hire, retain, and incentivize sufficiently experienced and capable management personnel, our business and financial results may suffer.
Risks Related to Information Technology Systems, Cybersecurity, Data Privacy, and Intellectual Property
Security breaches of our electronic processing of credit and debit card transactions, the CAVA app, or confidential guest or Team Member information (including personal information) may adversely affect our business.
Operating our business requires the collection, use, storage, retention, adaptation, alteration, processing, disclosure, transfer, transmission, and protection (“Processing”) of large volumes of personal information (which may also be referred to as “personal data” or “personally identifiable information”) of guests, Team Members, and others, and other sensitive, proprietary, and confidential information, including credit and debit card numbers. Our reliance on technology has grown as we have grown, and the scope and severity of risks posed to our systems from compromises to our information technology systems and cyber threats has increased in part due to the sophistication of attacks as well as the legal and regulatory framework pertaining to privacy and data security matters.

From time to time, we have been, and likely will continue to be, the target of attempts to compromise our information technology systems and data, such as credential stuffing, distributed denial-of-service attacks, ransomware, viruses, malware, phishing attacks, break-ins, social engineering, security breaches, or other cybersecurity incidents to our data, network, or systems. In addition, if any of our critical suppliers or distributors is the subject of a cyber or ransomware attack, we could experience a significant disruption in our supply chain and possibly shortages of key ingredients. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been ongoing for a period of time. While we continue to make significant investment in physical and technological security measures, Team Member training, and third-party services designed to anticipate cyber-attacks and prevent breaches, our information technology networks and infrastructure, and those of third parties with which we have business relationships, could be vulnerable to damage, disruptions, shutdowns, or breaches of personal or confidential information. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error, or inadvertent releases of data all threaten our and our business partners’ information systems and records. Due to these scenarios, we cannot provide assurance that we will be successful in adequately responding to, or preventing, such breaches or data loss.
Any intentional attack or an unintentional event that results in unauthorized access to systems to disrupt operations, corrupt data, or steal or expose intellectual property, personal or confidential information of our guests, Team Members or ourselves could result in widespread negative publicity, damage to our reputation, a loss of guests, disruption of our business and legal liabilities, resulting in operational inefficiencies and a loss of sales.
The majority of our restaurant sales are paid with credit or debit cards, but we accept certain other payment methods such as Apple Pay, and we may offer new payment options in the future. The use of these payment options subjects us to rules, regulations, contractual obligations, and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements and related interpretations may change over time, which has made and could continue to make compliance more difficult or costly. In connection with credit or debit card transactions in-restaurant, we collect and transmit confidential information, including payment information, to card processors. The systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us, through enforcement of compliance with the Payment Card Industry - Data Security Standards (as modified from time to time, “PCI DSS”). We must abide by the PCI DSS in order to accept electronic payment transactions. If we fail to abide by the PCI DSS, we could be subject to fines, penalties, or litigation, which could adversely affect our results of operations. Furthermore, the payment card industry requires vendors to be compatible with smart chip technology for payment cards (“EMV-Compliant”), or else bear full responsibility for certain fraud losses, referred to as the EMV Liability Shift. To become EMV-Compliant, merchants often utilize EMV-Compliant payment card terminals at the point-of-sale and obtain a variety of certifications. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents.
Our business is subject to complex and evolving laws and regulations regarding privacy, data protection, and cybersecurity.
There are numerous U.S. federal, state, local, and international laws and regulations regarding privacy, data protection, and cybersecurity that govern the Processing of personal information and other information. The scope of these laws and regulations is expanding and evolving, subject to differing interpretations, may be inconsistent among jurisdictions, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and cybersecurity.
For example, the California Consumer Privacy Act of 2018 (“CCPA”) took effect on January 1, 2020, which broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for certain violations. Furthermore, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”), which amends and expands CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act, creating the second comprehensive U.S. state privacy law, which took effect on January 1, 2023 (the same day as CPRA took effect). Additional states, such as Colorado, Connecticut, and Utah, have since also passed comprehensive state privacy laws that impose additional obligations and requirements on businesses. Data privacy laws and regulations are constantly evolving and can be subject to significant change or interpretive application. Varying jurisdictional requirements could increase the costs and complexity of our compliance efforts and violations of applicable data privacy laws can result in significant penalties. In addition, laws, regulations, and standards covering marketing and advertising activities conducted by telephone, email, mobile devices and the internet are applicable to our business, including the Telephone Consumer Protection Act (the “TCPA”) and the Controlling the Assault of Non‑Solicited Pornography and Marketing Act (“CAN-SPAM Act”). The TCPA places certain restrictions on making outbound calls, faxes and text messages to consumers. The CAN-SPAM Act imposes penalties for the transmission of commercial emails that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from the sender. Any failure, or perceived failure, by us to comply with applicable data protection or other laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments, and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business.
Additionally, the information, security, and privacy requirements imposed by governmental regulation are increasingly demanding and evolving. Laws require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are not all consistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed.
Significant theft, loss, or misappropriation of, or access to, guests’, or other proprietary data, or other breach of our or our business partners’ information technology systems could result in fines, legal claims, or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation, and expose us to claims from guests and Team Members, any of which could have a material adverse effect on our business, financial condition, and results of operations.
We may not be able to adequately protect or enforce our rights in our intellectual property.
We rely on a combination of trademark, patent, trade secret, copyright laws, as well as contractual provisions, confidentiality, and inventions assignment agreements, and other intellectual property laws to protect our proprietary and intellectual property assets and rights. Our intellectual property, particularly our trademarks, is material to the conduct of our business and our marketing efforts as our brand recognition is one of our key differentiating factors from our competitors. The success of our business depends in part on our ability to use our trademarks, service marks, and other proprietary intellectual property, including our name and logos and the unique character, atmosphere, and ambiance of our restaurants, to increase brand awareness and further develop our brand reputation in the market.
However, the steps we have taken to protect our intellectual property in the United States may not be adequate. We have registered and applied to register trademarks and other intellectual property in the United States, but we cannot guarantee that our trademark applications will be approved. We may not be able to adequately protect our trademarks and other intellectual property, and third parties may oppose and successfully challenge the validity and/or enforceability of our trademarks and other intellectual property. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote substantial resources to advertising and marketing new brands that may not ultimately be successful. Moreover, even if we successfully register our trademarks and other intellectual property, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property. We have in the past instituted and may from time to time in the future be required to institute, litigation, or other proceedings to enforce our trademarks and other intellectual property. Such litigation or other proceedings could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and prospects regardless of whether we are able to successfully enforce our rights.
In addition, any success we have had registering and protecting our intellectual property in the United States does not guarantee that we will have similar success in other jurisdictions. We do not currently own any registered intellectual property outside the United States. Although we do not currently operate outside the United States, should we choose in the future to expand our operations outside the United States, a failure to protect and maintain our brand in such other jurisdictions could adversely affect our business, results of operations, and financial condition.
We maintain a policy requiring our Team Members to enter into an agreement to protect our intellectual property rights and other proprietary information. However, we cannot guarantee that such agreements adequately protect our intellectual property rights and other proprietary information. We cannot guarantee that these agreements will not be breached, that we will have adequate remedies in the event of a breach, or that the respective Team Members will not assert rights to our intellectual property rights or other proprietary information. In addition, we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other proprietary information. Failing to protect and maintain the secrecy of our trade secrets or other confidential information for any reason could adversely affect our business, results of operations, and financial condition.
We have been, and may in the future be, subject to claims that we violated certain third-party intellectual property rights.
Third parties may assert, including in a lawsuit, that we infringe, misappropriate, or otherwise violate their intellectual property rights. In addition, we periodically receive communications that claim we have infringed, misappropriated, or otherwise violated others’ intellectual property rights. Any claim against us relating to intellectual property, with or without merit, could be time consuming, expensive to settle or litigate, and could divert the attention of our management, even if we were ultimately successful. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Any claims successfully brought against us could subject us to significant liability for damages, and we may be required to stop using brands, products, technology, or other intellectual property alleged to be in violation of a third-party’s rights in one or more jurisdictions where we do business. We also might be required to seek a license for third-party intellectual property or enter into a settlement or coexistence agreement that may limit our rights or the scope of our business operations in some way. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which could increase our operating expenses. We may also be required to develop alternative non-infringing branding or products, which could require significant time and expense. If we cannot license or develop replacements for any allegedly infringing aspect of our business, we could be forced to limit our service and may be unable to compete effectively. Any of these results could adversely affect our business, financial condition, and results of operations.
We rely heavily on information technology systems and failures, or interruptions in, or not effectively scaling and adapting, our information technology systems could harm our business.
We rely heavily on information technology systems, including the point-of-sale and payment processing system in our restaurants, our restaurant management systems, technologies supporting our digital and delivery business, such as our website, the CAVA app, and online and mobile ordering platforms, management of our supply chain, our rewards program, collection of cash, credit, and debit card transactions, technologies that facilitate marketing and promotion initiatives, Team Member engagement and payroll processing, payment card transactions, and various other processes and transactions. Many of the critical information technology systems that we rely on are provided and managed by third parties, and we are reliant on these third-party providers to implement protective measures that ensure the security and availability of our systems and their systems. In addition, some of our critical information technology systems are managed by our Team Members, and our continued ability to manage our business efficiently and effectively will depend on our ability to identify, hire, train, motivate, and retain information technology Team Members who understand and appreciate our culture. See “—Risks Related to Human Capital—We may face increases in labor costs, labor shortages, and difficulties in hiring, training, motivating, and retaining the right Team Members.” Our ability to manage our business efficiently and effectively depends significantly on the availability, reliability, and security of these systems.
We may from time to time experience service interruptions, outages, or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of guests accessing our technology infrastructure simultaneously, downtime or outages of third-party services, and denial of service attacks or other malicious activity. These information technology systems, including our online and mobile ordering platforms, may now or in the future contain undetected errors, bugs, or vulnerabilities which may cause the systems to malfunction or be interrupted. Although we have operational safeguards in place, these safeguards may not be effective in preventing degradations or interruptions of our information technology systems or platforms to operate effectively and be available.
As our business expands, it may become more difficult to scale, maintain and improve our online and mobile ordering platforms. If our online and mobile ordering platforms are unreliable, unavailable, compromised, or otherwise fail when guests attempt to access them or they do not load as quickly as guests expect, guests may seek other services, and may not return to our platforms as often in the future. In some instances, we may not be able to identify the cause of performance problems within an acceptable period of time, and, in cases where we rely on third-party information technology infrastructure, we may not have sufficient contractual recourse against such third parties to make us whole for losses resulting from the failure of such infrastructure. Remediation of such problems could result in significant, unplanned capital investments and harm our business, financial condition, and results of operations.
To the extent that we do not effectively address capacity constraints, respond adequately to service interruptions and degradations, upgrade our systems as needed or continually develop and deploy our technology and network architecture to accommodate actual and anticipated changes in guest demand, our business and results of operations would be harmed.
The successful operation of our business depends upon the performance and reliability of internet, mobile, and other infrastructure, as well as of our third party vendors, none of which are under our control.
Our business and ability to acquire, retain, and serve our guests are highly dependent upon the reliable performance of our website and the CAVA app and the underlying network and server infrastructure.
Our in-restaurant and online and mobile ordering businesses depend on the performance and reliability of internet, mobile, and other infrastructures that are not under our control. Almost all access to the internet is maintained through telecommunication operators who have significant market power that could take actions that degrade, disrupt, or increase the cost of users’ ability to access our platform.
Disruptions in internet infrastructure, cloud-based hosting, or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our services, could temporarily shut down our in-restaurant ordering business and could interfere with the speed and availability of our online and mobile ordering platforms. If our online and mobile ordering is unavailable when guests attempt to access them, or if our online and mobile ordering does not load as quickly as guests expect, guests may not return to our online and mobile ordering platforms as often in the future, or at all, and may use our competitors’ platforms more often. In addition, we have no control over the costs of the services provided by national telecommunications operators. If mobile internet access fees or other charges to internet users increase, our digital orders may decrease, which may in turn cause our revenue to significantly decrease.
We also use various third-party vendors, such as software as a service and infrastructure as a service, to provide support to our restaurant operations, core enterprise, and supply chain systems, cybersecurity solutions and cloud based hosting of our proprietary applications. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of any service provider or vendor to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or from any new vendors we employ, may disrupt our operations.

Any of these events could damage our reputation, significantly disrupt our operations, and subject us to liability, which could adversely affect our business, financial condition, and results of operations.
Risks Related to Legal and Governmental Regulation
We are subject to extensive laws and regulatory requirements, and failure to comply with, or changes in, these laws or regulations could have an adverse impact on our business.
Our restaurants are subject to U.S. federal, state, and local licensing and regulation by health, sanitation, food, occupational safety, and other agencies, which are subject to change from time to time. Our license requirements include those relating to the preparation and sale of food and beverages as well as food safety requirements. In addition, the development and operation of our restaurants depends to a significant extent on the selection and acquisition of suitable locations, which are subject to zoning, land use, environmental, and other regulations and requirements. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business, financial condition, and results of operations.
Various U.S. federal, state, and local employment and labor laws and regulations govern our relationships with our Team Members. These laws and regulations relate to, among other matters, overtime, wage and hour requirements, unemployment tax rates, workers’ compensation rates, mandatory health benefits, healthcare laws, immigration status, and other wage and benefit requirements. Complying with these laws and regulations subjects us to substantial expense and non-compliance could expose us to significant liabilities. We may incur legal costs to defend against, and we could suffer losses from, these and similar cases. The amount of such losses or costs could be significant.
Our operations are also subject to, among other U.S. federal, state, and local laws and regulations, the following:
•the Americans with Disabilities Act, which provides civil rights protections to individuals with disabilities in the context of employment, public accommodations, and other areas, including our restaurants;
•the U.S. Food and Drug Administration (“FDA”), which oversees the safety of the entire food system, including inspections and mandatory food recalls, menu labeling, and nutritional content;
•the U.S. Equal Employment Opportunity Commission, which is a federal agency that was established to administer and enforce civil rights laws against workplace discrimination;
•the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime;
•the U.S. Occupational Safety and Health Act, which governs worker health and safety, as well as rules and regulations regarding the COVID-19 pandemic; and
•the FAST Act, which proposes to create a council to set, among other things, minimum wages and working condition standards in the broadly defined fast food industry. See “—Risks Related to Human Capital—We may face increases in labor costs, labor shortages, and difficulties in hiring, training, motivating, and retaining the right Team Members.”
In addition, we are subject to changes in U.S. federal, state, and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. For example, there are various menu labeling laws requiring multi-unit restaurant operators to disclose to guests certain nutritional information, and there are other laws restricting the use of certain types of ingredients in restaurants. An unfavorable report on, or reaction to, our ingredients, the size of our portions, or the nutritional content of our menu items and products could negatively influence the demand for our offerings. Furthermore, any changing requirements with respect to labeling would increase our costs.
All of these regulations impose obligations on us, and any increase in our obligations thereunder could increase our costs of doing business and require us to make changes to our business model.

Compliance with U.S. federal, state, and local laws and regulations, and new laws or changes in these laws, or regulations that impose additional requirements, can be costly (some or all of which costs may not be covered by insurance) and require significant resources and attention from our senior management. Any failure, or perceived failure, to comply with laws or regulations could result in, among other things, revocation of required licenses, civil and criminal liability to us or our personnel, higher Team Member turnover and negative publicity, and could expose us to litigation, or governmental investigations, or proceedings, which could have a material adverse effect our business, financial condition, and results of operations.
We are subject to various claims and legal actions that could distract management, increase our expenses, or subject us to monetary damages or other remedies.
We have been, and will likely continue to be, subject to various claims and legal actions that may adversely affect our business. These legal proceedings, which could include class action lawsuits and allegations of illegal, unfair, or inconsistent employment practices, including wage and hour, discrimination, harassment, wrongful termination, and vacation and family leave laws; food safety issues including food-borne illness, food contamination and adverse health effects from consumption of our food; the nutritional content of food sold; disclosure and advertising practices; exposure to COVID-19; data security or privacy breaches and other cybersecurity incidents, claims, and allegations; intellectual property infringement; lease issues; violation of the federal securities laws or state corporations law, or other concerns.
Even if the allegations against us in current or future legal matters are unfounded or we ultimately are not held liable, the costs to defend ourselves may be significant and may cause a diversion of management’s attention and resources, and a negative impact on our business, financial condition, and results of operations. In addition, such allegations may generate negative publicity, which could impact our brand and reputation and reduce sales.
Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business, financial condition, and results of operations.
If tax laws change or we experience adverse outcomes resulting from examination of our tax returns or disagreements with taxing authorities, it could adversely affect our business, financial condition, and results of operations.
We are subject to federal, state, and local tax laws and regulations in the United States. The application and interpretation of these laws in different jurisdictions affect our operations in complex ways and are subject to change, and some changes may be retroactively applied. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws, including impacts of the Tax Cuts and Jobs Act of Public Law No. 115-97 (the “TCJA”) and the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The United States is also actively considering changes to existing U.S. tax laws that, if enacted, could increase our tax obligations or require us to change the manner in which we operate our business. For example, in August 2022, the Inflation Reduction Act (the “IRA”) was signed into law. The IRA, among other things, includes a new 15% corporate minimum tax as well as a 1% excise tax on corporate stock repurchases completed after December 31, 2022, subject to certain exceptions.
In addition, we are subject to the examination of our income and other tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws, or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition, and results of operations.
Our ability to use our net operating loss carryforwards may be limited.
We have incurred substantial federal and state net operating losses (“NOLs”). Our ability to use these NOLs to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income before the expiration dates of the NOLs, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our NOLs. In addition, under the rules of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its NOLs to offset its post-change taxable income or taxes annually may be limited. The applicable rules generally operate by focusing on changes in ownership among holders owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. Similar rules may apply under state tax laws. As a result of these rules, if we experience ownership changes as a result of this offering or future transactions in our stock, then we may be limited in our ability to use our NOL carryforwards to offset our future taxable income if any.
Furthermore, under the TCJA, as amended by the CARES Act, NOLs generated in taxable years beginning after December 31, 2017, may be utilized to offset no more than 80% of taxable income annually for taxable years beginning after December 31, 2020. For state income tax purposes, there may also be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.
There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.
General Risk Factors
Economic factors and guest behavior trends, which are uncertain and largely beyond our control, may adversely affect guests’ behavior and our ability to maintain or increase sales at our restaurants.
The restaurant industry depends on guests’ discretionary spending, which is affected by macroeconomic conditions that are beyond our control, such as depressed economic activity, recessionary economic cycles, inflation, guests’ income levels, financial market volatility (which may be exacerbated due to the recent turmoil in the banking industry), investment losses, reduced access to credit, increased levels of unemployment, reduced home values and increased foreclosure rates, slow or stagnant pace of economic growth, increased energy costs, interest rates, social unrest, political dynamics, and other economic factors that may negatively affect the restaurant industry.
Current macroeconomic conditions and events, such as inflation, high interest rates, and recent turmoil in the banking industry, may increase the risk of a recession. Guests’ preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected. Therefore, sales volume in our restaurants could decline if guests choose to reduce the amount they spend on meals, choose to dine out less frequently or reduce the amount they spend on meals while dining out. The demand for our CPG offerings could also decline. If negative economic conditions persist for a long period of time or become pervasive, guests’ changes to their discretionary spending behavior that would otherwise be transitory, including the frequency with which they dine out, may become permanent.
Furthermore, we cannot predict the effects that actual or threatened armed conflicts, including the ongoing armed conflict in Ukraine, terrorist attacks, efforts to combat terrorism, heightened security requirements, or a failure to protect information systems for critical infrastructure could have on our operations, the economy, or guests’ confidence generally. Any of these events could affect guests spending patterns or result in increased costs for us due to heightened security measures we may need to take.
Any of the above factors, or other unfavorable changes in macroeconomic conditions affecting our guests or us, could have an adverse impact on guests’ demand for our food and cause us to, among other things, reduce the number and frequency of new restaurant openings, which could have the effect of having a material adverse effect on our business, financial condition, and results of operations.

Pandemics and outbreaks, such as the ongoing COVID-19 pandemic, have had, and may continue to have, an adverse impact on our business.
Pandemics and outbreaks, such as the ongoing COVID-19 pandemic, and the related efforts to contain pandemics, such as travel restrictions, shelter-in-place orders, and business slowdowns, have affected all of the regions in which we conduct business and in which our guests and partners are located and have adversely impacted global economic activity.
The COVID-19 pandemic has had, and may continue to have, adverse effects on our sales volumes and the ability to adequately staff our restaurants. For example, during periods of the COVID-19 pandemic, government restrictions have required us to temporarily close some of our restaurants, offer only pick-up, and impose social distancing requirements. In addition, we experienced staffing shortages due to illness, quarantine requirements, and fear of contracting COVID-19, as well as government mandates requiring our Team Members to be fully vaccinated against COVID-19 in order to operate indoor dining. We also experienced temporary disruptions in certain supplies, transportation bottlenecks, increased raw material, and food costs, as well as higher costs associated with the purchase of personal protective equipment and other measures that we took to ensure compliance with changing regulations relating to restaurants and running our business. The COVID-19 pandemic also adversely affected our ability to execute our growth plans, including delaying the construction of new restaurants and conversions of Zoes Kitchen locations into CAVA restaurants, increasing the costs of such constructions and conversions, and making it more challenging to successfully enter into new markets. The extent of the impacts from the COVID-19 pandemic is affected in part by the extent of the government restrictions as well as differences in attitudes and reactions to the restrictions in the locations where we have our restaurants and from which we source our food and supplies.
Currently, none of our restaurants are subject to any pandemic-related government restrictions. However, we continue to experience labor shortages, temporary supply chain disruptions, and delays in both the construction of new restaurants and the conversions of Zoes Kitchen locations into CAVA restaurants. While we have developed, and expect to continue to develop, plans to help mitigate the negative impact of the COVID-19 pandemic on our business, our efforts may not be effective, and a protracted economic downturn may limit the effectiveness of our mitigation efforts.
If we are to experience any other pandemic or outbreak, our business, financial condition, and results of operations could be adversely impacted, including in ways similar to the impact of the COVID-19 pandemic.
We are subject to evolving rules and regulations with respect to ESG matters.
We are subject to a variety of ESG-related rules and regulations promulgated by a number of governmental and self-regulatory organizations. ESG-related rules and regulations continue to evolve in scope and complexity, and the increase in costs to comply with such evolving rules and regulations, as well as any risk of noncompliance, could adversely impact our business, financial condition, and results of operations. In addition, there is an increasing public focus by regulators, guests, investors, and other stakeholders on ESG matters. Evolving ESG rules, regulations and stakeholder expectations increase general and administrative expenses and may divert management’s attention to the consideration and measurement of metrics and standards related to these rules, regulations, and stakeholder expectations.
We may communicate certain aspirational initiatives and goals regarding ESG-related matters to our stakeholders. These aspirational initiatives and goals could be difficult and expensive to quantify and implement. In addition, such aspirational initiatives and goals are subject to risks and uncertainties, many of which may not be foreseeable or may be outside of our control. We may be criticized for the scope or nature of such aspirational initiatives or goals, for any revisions to such initiatives or goals, or for failing, or being perceived to have failed, to achieve such initiatives or goals.
If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our, and our industry’s ESG-related aspirational goals, it could lead to private, regulatory, or administrative challenges or proceedings, including with respect to our disclosure controls and procedures, as well as adverse publicity, any of which could damage our reputation and our business.

Climate change and volatile adverse weather conditions could adversely affect our restaurant sales or results of operations.
Climate change has caused, and may continue to cause, more severe, volatile weather or extended droughts, which could increase the frequency and duration of weather impacts on our operations. Adverse weather conditions have in the past and may in the future negatively affect sales at our restaurants, and, in more severe cases such as regional winter storms, hurricanes, tornadoes, wildfires, or other natural disasters, may cause temporary restaurant closures, all of which negatively impact our restaurant sales, as well as temporary production stoppages at our production facilities. Climate change could also adversely impact our production facilities, our distribution channels, and our third-party contract manufacturers’ operations, particularly where certain food is primarily sourced from a single location. Similarly, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could result in higher instances of food spoilage. It is possible that weather conditions may impact our business more than other businesses in our industry because of the significant concentration of our restaurants in certain locations, such as the risk of earthquakes in Southern California, coastal winds in New York and North Carolina, wind and water intrusion in southeast coastal areas, and winter storms and freezes in the northeast.
In addition, our supply chain is subject to increased costs caused by the effects of climate change. Increasing weather volatility and changes in global weather patterns can reduce crop size and crop quality, which could result in decreased availability or higher pricing for our produce and other ingredients. These factors are beyond our control and, in many instances, unpredictable. Climate change and government regulation relating to climate change could also result in construction delays for new restaurants and interruptions to the availability or increases in the cost of utilities.
Furthermore, our business could be adversely affected if we are unable to effectively address increased concerns from the public, stockholders, and other stakeholders on climate change and related environmental sustainability and governance matters. See “—We are subject to evolving rules and regulations with respect to ESG matters.” The ongoing and long-term costs of these impacts related to climate change and other sustainability related issues could have a material adverse effect on our business, financial condition, and results of operations.
Our inability or failure to execute a comprehensive business continuity plan at our support centers following a disaster or force majeure event could have a material adverse impact on our business.
Our operations depend upon our ability to protect our critical information technology equipment and systems against physical theft and damage from power loss, cybersecurity attacks (including ransomware), improper or unauthorized usage by Team Members, telecommunications failures or other catastrophic events, such as fires, earthquakes, tornadoes and hurricanes, climate change, widespread power outages caused by severe storms, as well as from internal and external security breaches, incidents, malware, viruses, worms, and other disruptive problems. Any damage, failure, or breach of our information systems that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. To mitigate potential risk posed by natural disasters or other catastrophic events, we have disaster recovery procedures and business continuity plans in place and back up and off-site locations for recovery of certain electronic and other forms of data and information. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations, and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation, and exposure to administrative and other legal claims. In addition, these threats are constantly evolving, which increases the difficulty of accurately and timely predicting, planning for and protecting against the threat. As a result, our disaster recovery procedures and business continuity plans may not adequately address all threats we face or protect us from loss.
The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.
Although we generally seek to diversify our cash and cash equivalents across several financial institutions in an attempt to minimize exposure to any one of these entities, we currently have cash and cash equivalents deposited in several financial institutions significantly in excess of federally insured levels. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000 at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners and employees, which could have an adverse effect on our business and financial condition.
Our quarterly financial results may fluctuate significantly, including due to factors that are not in our control.
Our quarterly financial results may fluctuate significantly, including due to factors that are not in our control, and could fail to meet investors’ expectations for various reasons, including:
•negative publicity about the safety of our food, employment-related issues, litigation, or other issues involving our restaurants;
•fluctuations in supply costs, including as a result of inflation, particularly for our most significant ingredients, and our inability to offset the higher cost with price increases without adversely impacting guest spending;
•labor availability and wages of Team Members, including as a result of inflation;
•increases in marketing or promotional expenses;
•the timing of new restaurant openings and related revenue and expenses, and the operating costs at newly opened restaurants;
•the impact of inclement weather and natural disasters, such as freezes and droughts, which could decrease sales volumes and increase the costs of ingredients;
•the amount and timing of equity-based compensation;
•litigation, settlement costs, and related legal expenses;
•tax expenses, asset impairment charges, and non-operating costs; and
•variations in general economic conditions and events, including the impact of inflation and recent turmoil in the banking industry.
Historically, seasonal factors have also caused our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth fiscal quarters due to reduced traffic as a result of colder temperatures and the holiday season. Furthermore, we operate on a 52-week or 53-week fiscal year. In a 52-week fiscal year, the first quarter contains sixteen weeks as compared to twelve weeks for the second, third, and fourth quarters (and thirteen weeks for the fourth quarter in a 53-week fiscal year).
As a result of these factors and the differences among our fiscal quarters, our quarterly operating results and comparable restaurant sales, as well as our key performance measures, may fluctuate significantly from quarter to quarter and our results for any one quarter are not indicative of any other quarter.
Following completion of this offering, our executive officers, directors, and holders of 5% or more of our common stock will collectively beneficially own approximately          % of the outstanding shares of our common stock, which may limit your ability to influence the outcome of important transactions.
Following completion of this offering, our executive officers, directors, and each of our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately           % of the outstanding shares of our common stock, based on the number of shares outstanding as of           . While these stockholders currently do not act together as a group, if some or all of them were to do so in the future, such group of stockholders may exercise significant influence over or control matters requiring approval by our stockholders, including the election and removal of directors and the approval of mergers, acquisitions, or other extraordinary transactions, as a result of their aggregate ownership. They may also have interests that conflict or differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing, or deterring a change in control of our company, and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or by discouraging others from making tender offers for our shares, which may ultimately affect the market price of our common stock.
Risks Related to Our Indebtedness
Our ability to incur a substantial level of indebtedness may reduce our financial flexibility, affect our ability to operate our business, and divert cash flow from operations for debt service.
As of December 25, 2022, we had no outstanding indebtedness, and $105.0 million of undrawn availability, under our Credit Facility (as defined below), including the Delayed Draw Facility (as defined below) which became effective on February 15, 2023.
We may incur substantial indebtedness under our Credit Facility or other debt instruments in the future, and, if we do so, the risks related to our level of indebtedness could increase. Our future borrowings will require interest payments and in the case of the Delayed Draw Facility, quarterly principal payments, and will need to be repaid or refinanced, which could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk. We may also sell additional debt or equity securities to help repay or refinance our borrowings. However, we do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.
Our future level of indebtedness could affect our operations in several ways, including but not limited to the following:
•increase our vulnerability to changes in general economic, industry, and competitive conditions;
•require us to dedicate a portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;
•place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore potentially more able to take advantage of opportunities that our level of indebtedness would prevent us from pursuing; and
•impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions, or other purposes.
In addition, the Credit Facility contains, and agreements governing future indebtedness may contain, restrictive covenants that limits our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness. See “—Risks Related to Our Indebtedness—The Credit Facility contains restrictions on our ability to operate our business and to pursue our business strategies.”
Borrowings under the Credit Facility bear interest at variable rates based on prevailing conditions in the financial markets, and changes to such variable market rates may affect both the amount of cash we must pay for interest as well as our reported interest expense. Assuming our Credit Facility (including the Delayed Draw Term Loans (as defined below) were to be fully drawn, a 100-basis point increase to the applicable variable rate of interest would increase the amount of interest expense by $1.05 million per annum. If we are unable to generate sufficient cash flows to pay the interest expense on our debt, future working capital, borrowings, or equity financing may not be available from which to pay or refinance such debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”
In addition, if any of the financial institutions that provide loan commitments to us were to fail, our liquidity could be adversely impacted and we may not be able to obtain financing for working capital, capital expenditures, acquisitions, and other purposes. In such event, our ability to operate and compete effectively, and our ability to execute on our growth strategies, could be adversely affected, which in turn would have an adverse impact on our business, results of operations and financial condition.
The Credit Facility contains restrictions on our ability to operate our business and to pursue our business strategies.
The Credit Facility restricts, subject to certain exceptions, among other things, our ability and the ability of our subsidiaries to:
•incur additional indebtedness and guarantee indebtedness;
•prepay, redeem, or repurchase certain debt;
•create or incur liens;
•make investments and loans;
•pay dividends or make other distributions, in respect of, or repurchase or redeem, capital stock;
•engage in mergers, consolidations, or sales of all or substantially all of our assets;
•sell or otherwise dispose of assets;
•amend, modify, waive, or supplement certain subordinated indebtedness to the extent such amendments would be materially adverse to the interests of the lenders; and
•engage in certain transactions with affiliates.
In addition, we are required to maintain specified financial covenant ratios and satisfy other financial condition tests. Any future financing arrangements entered into by us or any of our subsidiaries may contain similar restrictions or maintenance covenants. As a result of these covenants and restrictions, we and our subsidiaries are, and will be, limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” The terms of any future indebtedness we or our subsidiaries may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
Our or our subsidiaries’ failure to comply with the restrictive covenants described above as well as other covenants contained in our or our subsidiaries’ future debt instruments from time to time could result in an event of default, which, if not cured or waived, could require us to repay these borrowings before their maturity. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations, and financial condition could be adversely affected.
Our failure to comply with the Credit Facility, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, financial condition, and results of operations.
If there were an event of default under the Credit Facility, the lenders under the Credit Facility could cause all amounts outstanding with respect to that debt to be due and payable immediately. Our assets or cash flow may not be sufficient to fully repay borrowing under the Credit Facility if accelerated upon an event of default. Furthermore, if we are unable to repay, refinance, or restructure our Credit Facility, the lenders under the Credit Facility could proceed against the collateral granted to them to secure such indebtedness, which could force us into bankruptcy or liquidation. As a result, any default by us on our debt could have a materially adverse effect on our business, financial condition, and results of operations.

Risks Related to this Offering and Ownership of our Common Stock
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions, we will:
•not be required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•not be required to comply with the requirement in Public Company Accounting Oversight Board Auditing Standard 3101, The Auditor’s Report on an Audit of Financial Statements When the Auditor Expresses an Unqualified Opinion, to communicate critical audit matters in the auditor’s report;
•be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including in this prospectus;
•not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or
•not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes.”
In addition, the JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, meaning that we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable with similarly situated public companies.
We will remain an “emerging growth company” until the earliest to occur of (1) our reporting of $1.24 billion or more in annual gross revenue; (2) our becoming a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) our issuance, in any three year period, of more than $1.0 billion in non-convertible debt; and (4) the fiscal year end following the fifth anniversary of the completion of this initial public offering.
We cannot predict if investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.
We will incur significant increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related rules implemented by the SEC, and the NYSE. The expenses incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act (“Section 404”). As a public company, we will be subject to significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment, and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. Once we are no longer an “emerging growth company,” our auditors will be required to issue an attestation report on the effectiveness of our internal controls on an annual basis.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by us or our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly financial statements or disclosures that may not be prevented or detected.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report (to the extent it is required to issue a report), investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.

No market currently exists for our common stock, and an active, liquid trading market for shares of our common stock may not develop or be sustained, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us, the selling stockholders and the representatives of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial public offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.
Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including those listed in “—Risks Related to Our Business and Our Industry.”
Furthermore, the stock markets in general have experienced extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Investors in this offering will incur immediate and substantial dilution.
The initial public offering price per share of common stock will be substantially higher than the as adjusted net tangible book value (deficit) per share immediately after this offering. As a result, you will pay a price per share of common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of common stock than the amounts paid by our existing stockholders. Assuming an initial public offering price of $          per share of common stock, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $           per share of common stock. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. See “Dilution.”
Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.
After this offering we will have approximately          shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock, other equity or equity-linked securities, options, and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

We have reserved, or will reserve in the future, shares for issuance under the 2015 Incentive Plan, and for grants under the 2023 Incentive Plan, and the ESPP. See “Management—Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Employee Stock Purchase Plan.” Any common stock that we issue, including under the 2015 Incentive Plan, the 2023 Incentive Plan, the ESPP, or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our common stock in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our Board of Directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”
As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market after this offering, or the perception that such sales could occur, including sales by our founders, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering, we will have a total of          shares of our common stock outstanding (or          shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares, the          shares sold in this offering (or          shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding          shares of common stock held by our existing stockholders after this offering will be subject to certain restrictions on resale. We, our executive officers, directors, and all of our significant stockholders, including the selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and Jefferies LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such          shares (or          shares if the underwriters exercise their option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144.
In addition, pursuant to the Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 26, 2021, by and among CAVA Group, Inc. and the other parties named therein (the “Investors’ Rights Agreement”), certain of our existing stockholders have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party

Transactions―Investors’ Rights Agreement.” By exercising their registration rights and selling a large number of shares, such existing stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately          % of common stock outstanding (or          % if the underwriters exercise their option to purchase additional shares in full). Registration of any of these outstanding shares of our common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2015 Incentive Plan, the 2023 Incentive Plan, and the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover          shares of common stock.
As restrictions on resale end, or if the existing stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions will provide for, among other things:
•a classified board of directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms;
•the ability of our Board of Directors to issue one or more series of preferred stock;
•advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•certain limitations on convening special stockholder meetings;
•the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and
•the required approval of at least 66 2/3% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our Board of Directors, without the approval of our stockholders, to issue          shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series, and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of the Company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”). However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock—Exclusive Forum.”
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.
Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds for specific uses due to a variety of factors. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and relate to matters such as our industry, business strategy, goals, and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources, and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek,” “foreseeable,” the negative version of these words or similar terms and phrases to identify forward-looking statements in this prospectus.
The forward-looking statements contained in this prospectus are based on management’s current expectations and are not guarantees of future performance. The forward-looking statements are subject to various risks, uncertainties, assumptions, or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs, and projections are expressed in good faith, and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, and projections will result or be achieved. Actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory, and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:
•our operation in a highly competitive industry;
•our ability to open new restaurants while managing our growth effectively and maintaining our culture;
•our historical growth may not be indicative of our future growth;
•our ability to successfully identify appropriate locations and develop and expand our operations in existing and new markets;
•the profitability of new restaurants, and any impact to sales at our existing locations;
•the impact of changes in guest perception of our brand;
•our ability to successfully market our restaurants and brand;
•the impact of food safety and food-borne illness concerns;
•our ability to maintain or increase prices;
•our ability to accurately predict guest trends and demand and successfully introduce new menu offerings and improve our existing menu offerings;
•the risks associated with leasing property;
•our ability to successfully expand our digital and delivery business;
•our ability to utilize, recognize, respond to, and effectively manage the immediacy of social media;
•our ability to achieve or maintain profitability in the future, especially if we continue to grow at an accelerated rate;
•our ability to realize the anticipated benefits from past and potential future acquisitions, investments or other strategic initiatives;
•our ability to manage our manufacturing and supply chain effectively;

•the impact of shortages, delays, or interruptions in the delivery of food items and other products;
•our ability to successfully optimize, operate, and manage our production facilities;
•the risks associated with our reliance on third parties;
•the impact of increases in food, commodity, energy, and other costs;
•the impact of increases in labor costs, labor shortages, and our ability to identify, hire, train, motivate and retain the right Team Members;
•our ability to attract, develop, and retain our management team and key Team Members;
•the impact of any cybersecurity breaches;
•the impact of failures, or interruptions in, or our inability to effectively scale and adapt, our information technology systems;
•our ability to comply with, or changes in, the extensive laws or regulations requirements to which we are subject;
•the impact of economic factors and guest behavior trends;
•the impact of evolving rules and regulations with respect to ESG matters;
•the impact of climate change and volatile adverse weather conditions; and
•the other factors discussed under “Risk Factors.”
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $          million from the sale of          shares of our common stock in this offering, assuming an initial public offering price of $          per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $          million.
We intend to use the net proceeds to us from this offering for          .
An increase (decrease) of 1,000,000 shares from the expected number of shares of common stock to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering by $          million. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $           million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of shares of our common stock in this offering by the selling stockholders, including from any exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders. The selling stockholders will bear the underwriting commissions and discounts, if any, attributable to their sale of our common stock, and we will bear the remaining expenses.

DIVIDEND POLICY
We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our Board of Directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 25, 2022:
•on an actual basis;
•on a pro forma basis after giving effect to the automatic conversion of            shares of preferred stock into           shares of our common stock at the consummation of this offering; and
•on a pro forma as adjusted basis after giving effect to (i) the automatic conversion of          shares of preferred stock into          shares of our common stock at the consummation of this offering, and (ii) the issuance and sale of          shares of our common stock offered by us in this offering at an assumed initial public offering price of $           per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds to us therefrom as described under “Use of Proceeds.”
You should read this table in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” as well as our financial statements included elsewhere in this prospectus.

As of December 25, 2022
($ in thousands, other than share and par value)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$	$	$
Debt:
Credit Facility(2)	$	$	$
Preferred stock, $0.0001 par value, shares authorized, actual; shares issued and outstanding; shares authorized, as adjusted; no shares issued and outstanding, as adjusted	$	$	$
Stockholders’ equity:
Common stock, $0.0001 par value per share, shares authorized, actual; shares issued and outstanding, actual; shares authorized, as adjusted; shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income (loss)
Total stockholders’ equity (deficit)	$	$	$
Total capitalization	$	$	$
__________________
(1)To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial public offering price of $          per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive in this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          , assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price of $           per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds from this offering and each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $           after deducting the underwriting discount and commissions and estimated offering expenses payable by us.
(2)For a further description of our Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Indebtedness.”

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of our common stock held by existing stockholders.
Our net tangible book value (deficit) as of          , was approximately $     million, or $          per share of our common stock. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities and preferred stock, and then dividing that amount by the total number of shares of common stock outstanding.
After giving effect to the automatic conversion of          shares of preferred stock into          shares of common stock at the consummation of this offering, which will result in the issuance of           shares of common stock immediately prior to the consummation of this offering, our net tangible book value would have been $         million, or $          per share.
After giving further effect to (i) our sale of          shares of common stock in this offering at an assumed initial public offering price of $          per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds to us from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value (deficit) as of          would have been $           million, or $          per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $           per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $           per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock	$
Net tangible book value (deficit) per share of our common stock as of
Increase in net tangible book value per share attributable to conversion of outstanding preferred stock
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering
As adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of our common stock to new investors in this offering	$
Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after this offering from the initial public offering price per share of common stock.
If the underwriters exercise their option to purchase additional shares of our common stock in full, the as adjusted net tangible book value (deficit) per share after giving effect to this offering and the use of proceeds therefrom would be $           per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book deficit) of $           per share to the existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $          per share to new investors.
Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the tangible book value attributable to new investors purchasing shares in this offering by $          per

share and the dilution to new investors by $           per share and increase (decrease) the as adjusted net tangible book value (deficit) per share after giving effect to this offering by $          per share.
The following table summarizes the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
(in thousands, except percentages)	Number	Percent	Amount	Percent
Existing stockholders			$		$
New investors
Total			$		$
If the underwriters were to exercise their option to purchase          additional shares of our common stock from us in full, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of           would be          % and the percentage of shares of our common stock held by new investors would be          %.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $          million, $           million and $          per share, respectively.
To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary—Summary Historical Financial and Other Data” and the accompanying financial statements included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties, and assumptions, such as our plans, objectives, expectations, and intentions. Our actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including those described under the sections entitled “Risk Factors” and “Forward-Looking Statements.”
Overview
CAVA is the category-defining Mediterranean fast-casual restaurant brand, bringing together healthful food and bold, satisfying flavors at scale. Our brand and our opportunity transcend the Mediterranean category to compete in the large and growing limited-service restaurant sector as well as the health and wellness food category. CAVA serves guests across gender lines, age groups, and income levels and benefits from generational tailwinds created by consumer demand for healthy living and a demographic shift towards greater ethnic diversity. We meet consumers’ desires to engage with convenient, authentic, purpose-driven brands that view food as a source of self-expression. The broad appeal of our food combined with these favorable industry trends drive our vast opportunity for continued growth.
Our co-founders first opened CAVA Mezze, a full-service restaurant, in 2006. Encouraged by the popularity of CAVA Mezze, they started selling dips and spreads in grocery stores in 2008. Taking everything our co-founders learned from CAVA Mezze, we introduced our fast-casual concept in 2011, leveraging the format’s potential to bring high-quality Mediterranean food to a large market, with the speed that guests increasingly desired. We saw that our cuisine and brand resonated with consumers and we rapidly expanded our presence, growing from four restaurants as of the end of 2012 to 72 restaurants by the end of 2018. In 2018, we saw an attractive opportunity to accelerate our growth and acquired Zoes Kitchen, which provided us with significant scale and access to a large portfolio of quality real estate in target markets. As of December 25, 2022, we owned and operated 237 CAVA restaurants in 21 states and Washington, D.C., having successfully converted 125 Zoes Kitchen locations into CAVA restaurants and opened 44 new CAVA restaurants since our acquisition of Zoes Kitchen. We anticipate having 60 to 70 Net New CAVA Restaurant Openings in fiscal 2023, which includes the remaining 28 conversions of Zoes Kitchen locations that we expect to complete by the fall of 2023.

Below are some of the most important milestones in our journey:

CAVA
2006
Co-founders open their first restaurant, *CAVA Mezze*
2008
Dips and spreads begin to be sold in local grocery stores
2010
Brett officially joins as partner, and the group co-founds CAVA's fast-casual concept
2011
CAVA opens first fast-casual restaurant
2013
CAVA Rewards launches
2016
$13 starting wage implemented
First production facility opens in Maryland
2018
Acquisition of Zoes Kitchen
ZOËS KITCHEN
FRESH MADE MEDITERRANEAN
2019
Laying the foundation for conversions of Zoes Kitchen
2019
Nationwide distribution of CPG
WHOLE FOODS MARKET
2020
CAVA begins accelerating conversions of Zoes Kitchen
2021-2022
Drive organic growth and execute on the conversion path
2022
Second production facility breaks ground in Virginia
Restaurant Count CAGR: 49%
0
0
0
0
0
1
4
5
8
11
22
43
72
89
104
164
237
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

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Note: The bars in the chart above represent the number of CAVA Restaurants. Fiscal 2019, fiscal 2020, fiscal 2021 and fiscal 2022 include 1, 8, 62 and 125 CAVA restaurants, respectively, that were converted from Zoes Kitchen locations.
To efficiently produce our food at scale, achieve consistency across all locations and enable our restaurants to focus on all other aspects of food preparation, we opened our first production facility in 2016. In October 2022, we broke ground at our state-of-the art production facility and expect to commence operations at this second facility by the first fiscal quarter of 2024. Our new production facility will add further scale and consistency to fuel our rapid growth, while further simplifying our in-restaurant operations. We expect that our production facilities will support up to 750 restaurants, as well as our CPG business, with the potential to add additional capacity over time.
We believe that we are still in the early innings of reaching our full potential and intend to increase density within our existing markets and continue to enter and scale new markets. In fiscal 2022, we achieved strong AUV of at least $2.0 million across geographies and formats in suburban, urban, and specialty locations. Our proven portability and powerful unit economics, combined with the infrastructure that we have built for scale, position us well for the next stage of our growth.
For fiscal 2022, we generated $564.1 million of total revenue, a 12.8% increase from $500.1 million of total revenue for fiscal 2021. For fiscal 2022, CAVA Revenue was $448.6 million, a 61.2% increase from $278.2 million of CAVA Revenue for fiscal 2021. The increase in CAVA Revenue was primarily due to 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which 117 were conversions of Zoes Kitchen locations that occurred in fiscal 2022 and fiscal 2021, which accounted for $118.3 million of the increase. The increase in CAVA Revenue was also driven by CAVA Same Restaurant Sales Growth of 14.2%. We expect the expansion of our base of CAVA Restaurants and increases in CAVA Same Restaurant Sales to continue to drive future growth. For fiscal 2022, we had $59.0 million of net loss, compared to $37.4 million of net loss for fiscal 2021. In addition, for fiscal 2022, we generated $12.6 million of Adjusted EBITDA, compared to $14.6 million of Adjusted EBITDA for fiscal 2021, the decrease of which was primarily due to higher pre-opening costs as we increased our Net New CAVA Restaurant Openings in fiscal 2022 compared to fiscal 2021. For a reconciliation of Adjusted EBITDA to net loss, see “—Non-GAAP Financial Measures” below.

Segments
We have two reportable segments: CAVA and Zoes Kitchen. CAVA reflects the financial results of all CAVA restaurants we operate. Zoes Kitchen reflects the financial results of all Zoes Kitchen locations we operate. As of December 25, 2022, we operated 237 CAVA restaurants and 34 Zoes Kitchen locations. Subsequently, we have closed six Zoes Kitchen locations and are currently in the process of converting the remaining 28 Zoes Kitchen locations, which we expect to complete by the fall of 2023. As of March 2, 2023, we no longer operate any Zoes Kitchen locations. Our CPG operations are included in Other.
Key Factors Affecting Our Performance
We believe CAVA is well-positioned to benefit from evolving consumer trends focused on health and wellness demographic trends towards greater ethnic diversity, as well as the increased emphasis on combined quality and convenience by modern consumers. These favorable trends, combined with the broad appeal of our food, provide us with a significant opportunity to drive the growth of our business.
Our future performance will also be driven by our ability to:
•Grow our Restaurant Base - We have rapidly grown our base of CAVA restaurants in the last few years, expanding from 22 restaurants as of the end of 2016 to 237 as of the end of fiscal 2022. While this rapid expansion was aided by our Zoes Kitchen acquisition, which provided us with access to a large portfolio of quality real estate and allowed us to convert 125 Zoes Kitchen locations into CAVA restaurants, as of the end of fiscal 2022, the future growth of the number of our CAVA restaurant base will be primarily driven by new CAVA restaurant openings. We currently have a strong new restaurant pipeline with more than          new sites for which we have signed letters of intent as of                        , 2023, which is well in excess of our planned new restaurant openings in 2023 and 2024.
We have demonstrated the ability to drive strong unit economics in conjunction with rapid growth of the number of our CAVA Restaurants. In fiscal 2022, we achieved CAVA AUV of $2.4 million with CAVA Restaurant-Level Profit Margin of 20.3%. We have achieved these strong unit economics for CAVA restaurants across geographies and market types, whether for new CAVA restaurant openings or CAVA restaurants converted from Zoes Kitchen locations. For example, the 54 CAVA restaurants converted in fiscal 2021 from Zoes Kitchen locations achieved post-conversion CAVA AUV of $2.0 million during fiscal 2022, compared to pre-conversion AUV of $1.4 million during fiscal 2019.
We believe there is an opportunity to increase density in our existing markets with continued AUV growth. In addition, we expect the 59 and 73 restaurants that we opened in fiscal 2021 and 2022, respectively, will continue to grow and generate higher AUV as they mature, which is consistent with our historical results. When a new CAVA restaurant is opened, we generally observe significant organic sales growth over time, driven by the excitement around newness of our brand and sustained by the broad appeal of our offering.
Furthermore, we aim to enter and successfully scale new markets, driven by our brand strength, well-developed pipeline of talent across key functional and operating areas, corporate infrastructure, new restaurant opening playbook, and attractive unit economic model. We plan to target year 2 AUV of                        , year 2 Restaurant-Level Profit Margins of                        , net capital expenditures of                        and year 2 Cash on Cash Returns of                     . Our target new unit economics are substantiated by our strong track record of AUV growth and our aggregate Cash on Cash Returns of      %, calculated on a combined basis for all CAVA restaurants (excluding conversions of Zoes Kitchen locations) as of fiscal 2022.
•Drive Culinary Innovation - We focus on menu innovation to continue offering our guests vibrant Mediterranean flavors and healthful food, which builds excitement around our menu and attracts more traffic to our restaurants and increases demand through our digital channels. For example, the introduction of our curated pita sandwich allowed us to capture guest demand for sandwiches and has doubled the incidence rate of our pitas.

•Leverage our Digitally Enabled Multi-Channel Offering - We leverage our interconnected physical and digital ecosystem to continue to increase convenience and access to our brand and drive frequency. We expect to introduce new and improved formats and convenience channels tailored to our guest preferences, continue to improve and personalize ways for guests to engage with CAVA, enhance our loyalty offering, broaden our catering program, and grow our CPG business. Digital orders have a 27% higher average guest check compared to in-restaurant orders.
•Increase Brand Awareness - We focus on creating, capturing, and retaining new demand by increasing our brand awareness while also increasing our value proposition to our existing guests. We aim to continue to increase our brand awareness through opening new CAVA restaurants, as well as continued local community engagement, brand collaborations with genuine CAVA fans, growing our social community and leveraging our CPG offerings. We believe that an increase in our brand awareness will drive increased guest traffic.
Our business will also be impacted by our ability to successfully navigate challenges and uncertainties, such as:
•Macroeconomic Conditions and Inflationary Environment - We demonstrated our ability to navigate adverse macroeconomic conditions and an inflationary environment throughout fiscal 2021 and fiscal 2022. In those two years, we instituted proactive initiatives to moderate the effects of rising inflation and commodity costs while gaining scale. Our initiatives created efficiencies in our in-bound logistics and other supply chain costs that offset the mid- to high-single digit inflation we experienced related to food and packaging costs.
In addition, consistent with the CAVA culture of investing in our Team Members, we implemented a $13 per hour starting wage across the country in 2016, which was higher than minimum wage requirements at that time. As a result, this reduced our need for significant wage increases during the past few years compared to many others in our industry. These factors allowed us to only increase our in-restaurant menu price by less than 5% in fiscal 2022, while still expanding CAVA Restaurant-Level Profit Margin.
•Hybrid and Remote Work Arrangements - With the increase in remote and hybrid working arrangements, restaurants and food services catering to office workers or located within business districts may be adversely affected. Thus far, we have not been significantly impacted by these trends, due in part to our mix of restaurant locations, with a 83% suburban, 14% urban, and 3% specialty location mix as of December 25, 2022, as well as our balanced daypart split, which was 55% / 45% between lunch and dinner for fiscal 2022. In addition, while we have restaurants located within business districts, many of our urban locations are not substantially dependent on the office crowd. Our ability to successfully weather these potential challenges further demonstrates our differentiated, broad guest appeal.
Fiscal Calendar and Seasonality
We operate on a 52-week or 53-week fiscal year that ends on the last Sunday of the calendar year. In a 52-week fiscal year, the first fiscal quarter contains sixteen weeks and the second, third and fourth fiscal quarters each contain twelve weeks. In a 53-week fiscal year, the first fiscal quarter contains sixteen weeks, the second and third fiscal quarters each contain twelve weeks, and the fourth fiscal quarter contains thirteen weeks.
Historically, seasonal factors have caused our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically lower in the first and fourth fiscal quarters due to reduced traffic as a result of colder temperatures and the holiday season.
As a result of these factors and the differences among our fiscal quarters, our quarterly operating results and comparable restaurant sales, as well as our key performance measures, may fluctuate significantly from quarter to quarter and our results for any one quarter are not indicative of any other quarter.

Key Performance Measures
In assessing the performance of our business, in addition to considering a variety of measures in accordance with GAAP, our management team also considers a variety of non-GAAP measures. The key non-GAAP measures used by our management for determining how our business is performing are: CAVA Revenue, CAVA Same Restaurant Sales Growth, CAVA AUV, CAVA Restaurant-Level Profit, CAVA Restaurant-Level Profit Margin, CAVA Restaurants, Net New CAVA Restaurant Openings, CAVA Digital Revenue Mix, Adjusted EBITDA, and Adjusted EBITDA Margin.
We believe that these non-GAAP financial measures provide useful information to users of our financial statements in understanding and evaluating our results of operations in the same manner as our management team. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. See “—Non-GAAP Financial Measures” below.
The following table sets forth our key performance measures for the periods presented:

	Fiscal
($ in thousands)	2022	2021	Change
CAVA Revenue	$448,594	$278,219	$170,375
CAVA Same Restaurant Sales Growth(1)	14.2%	45.2%	(31.0)%
CAVA AUV	$2,398	$2,305	$93
CAVA Restaurant-Level Profit	$91,093	$50,884	$40,209
CAVA Restaurant-Level Profit Margin	20.3%	18.3%	2.0%
CAVA Restaurants(2)	237	164	73
Net New CAVA Restaurant Openings	73	59	14
CAVA Digital Revenue Mix	34.5%	37.4%	(2.9)%
Net Loss	$(58,987)	$(37,391)	$(21,596)
Adjusted EBITDA(3)	$12,615	$14,642	$(2,027)
Net Loss Margin	(10.5)%	(7.5)%	(3.0)%
Adjusted EBITDA Margin(3)	2.2%	2.9%	(0.7)%
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(1)CAVA Same Restaurant Sales Growth was materially impacted in fiscal 2021 due to the temporary impacts of COVID-19 to CAVA Revenue during fiscal 2020. CAVA Same Restaurant Sales Growth for fiscal 2022 and fiscal 2021, each as compared to fiscal 2019, would have been 23.6% and 9.7%, respectively. For purposes of calculating CAVA Same Restaurant Sales Growth compared to fiscal 2019, we only include CAVA restaurants that were open as of the beginning or during fiscal 2019.
(2)As of the end of the specified period.
(3)See “—Non-GAAP Financial Measures” below for a discussion of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure to Adjusted EBITDA. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.
CAVA Revenue
CAVA Revenue represents all revenue attributable to CAVA restaurants in the specified period, excluding one restaurant operating under a license agreement. We use CAVA Revenue to evaluate and track the aggregate sales of food and beverages in CAVA restaurants. Several factors affect CAVA Revenue in any given period, including the number of CAVA restaurants in operation, guest traffic, menu prices, and product mix.
CAVA Same Restaurant Sales Growth
CAVA Same Restaurant Sales Growth is defined as the period-over-period sales comparison for CAVA restaurants that have been open for 365 days or longer (including converted Zoes Kitchen locations that have been open for 365 days or longer after the completion of the conversion to a CAVA restaurant). We use CAVA Same Restaurant Sales Growth to assess the performance of existing CAVA restaurants that have been open for 365 days or longer, as the impact of new restaurant openings is excluded.

As of December 25, 2022 and December 26, 2021, there were 163 CAVA restaurants (including 62 CAVA restaurants converted from a Zoes Kitchen location prior to December 25, 2021) and 104 CAVA restaurants (including 8 CAVA restaurants converted from a Zoes Kitchen location prior to December 27, 2020), respectively, in such restaurant base. CAVA Same Restaurant Sales Growth includes CAVA digital kitchen sales attributable to locations in the restaurant base.
CAVA Average Unit Volume (CAVA AUV)
CAVA AUV represents total revenue of operating CAVA Restaurants that were open for the entire trailing thirteen periods and includes sales from CAVA digital kitchens for such period, divided by the number of operating CAVA Restaurants that were open for the entire trailing thirteen periods. We use CAVA AUV to assess and understand changes in guest spending patterns and the overall performance of operating restaurants opened for the entire period. CAVA AUV is impacted by changes in guest traffic, menu prices and product mix. We gather daily sales data and regularly analyze our guest traffic and the mix of menu items sold to aid in developing menu pricing, food offerings, and promotional strategies designed to grow CAVA AUV. CAVA AUV may also be impacted by the number of newer CAVA restaurants that are included in calculating CAVA AUV, as such restaurants typically achieve lower sales when they first open, which then increases as they mature.
CAVA Restaurant-Level Profit and CAVA Restaurant-Level Profit Margin
CAVA Restaurant-Level Profit represents CAVA Revenue in the specified period less food, beverage, and packaging, labor, occupancy, and other operating expenses, excluding depreciation and amortization, in the period. CAVA Restaurant-Level Profit excludes pre-opening costs. We use CAVA Restaurant-Level Profit as a segment measure of profit and loss.
CAVA Restaurant-Level Profit Margin represents CAVA Restaurant-Level Profit as a percentage of CAVA Revenue. We use CAVA Restaurant-Level Profit and CAVA Restaurant-Level Profit Margin as measures of CAVA restaurants’ profitability.
CAVA Restaurant-Level Profit and CAVA Restaurant-Level Profit Margin are not indicative of the overall results of the Company and do not accrue directly to the benefit of our shareholders, as corporate-level expenses are excluded from such measures.
CAVA Restaurants and Net New CAVA Restaurant Openings
We define CAVA Restaurants to include all CAVA restaurants, including converted Zoes Kitchen locations and CAVA hybrid kitchens, that are open as of the end of the specified period. CAVA Restaurants exclude restaurants operating under license agreements and CAVA digital kitchens. As of December 25, 2022, we had one CAVA restaurant operating under a license agreement and ten CAVA digital kitchens.
We define Net New CAVA Restaurant Openings as new CAVA restaurant openings (including CAVA restaurants converted from a Zoes Kitchen location) during a specified reporting period, net of any permanent CAVA restaurant closures during the same period.
We use CAVA Restaurants and Net New CAVA Restaurant Openings to assess and track the growth of our base of CAVA restaurants as it generally positively correlates to the growth of our business and CAVA revenue.

The following table details CAVA restaurant unit data for the periods indicated.

	Fiscal
	2022	2021
CAVA Restaurants
Beginning of period	164	104
New CAVA restaurant openings, including converted Zoes Kitchen locations	74	59
Re-opening from temporary closure due to COVID-19	—	1
Permanent closure	(1)	—
End of period	237	164
CAVA Digital Revenue Mix
CAVA Digital Revenue Mix represents the portion of CAVA revenue related to digital orders as a percentage of total CAVA revenue. Digital orders include orders fulfilled through third-party marketplace and native delivery and digital order pick-up. We use CAVA Digital Revenue Mix to evaluate and track the effectiveness of our coordinated digital infrastructure and network of delivery partners. We charge increased prices for delivery orders to account for the delivery fees and commissions payable by us to our third-party delivery partners and therefore are generally agnostic between in-restaurant and digital sales, as it relates to profitability.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA is net income (loss) adjusted to exclude interest expense (income), net, provision for (benefit from) income taxes, and depreciation and amortization, further adjusted to exclude equity-based compensation, other income, net, impairment and asset disposal costs, and restructuring and other costs. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue. We use Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. See “—Non-GAAP Financial Measures” below for a reconciliation of Adjusted EBITDA to net loss.
Components of Results of Operations
Revenue includes sales of food and beverage in our owned CAVA and Zoes Kitchen locations and sales of consumer-packaged goods, net of promotional allowances. CAVA restaurants generally operate at higher revenue levels than the predecessor Zoes Kitchen locations prior to conversion.
Food, beverage, and packaging consists primarily of food, beverage, and packaging costs, including manufacturing costs and costs associated with our production facilities. The components of food, beverage, and packaging are variable in nature, increase as sales volumes increase and are influenced by sales mix, commodity costs, and inflation.
Labor includes all restaurant-level management and hourly labor costs, including salaries, wages, benefits, bonuses, payroll taxes, and other indirect labor costs. Factors that influence labor costs include the minimum wage in the jurisdictions in which we operate, payroll tax legislation, inflation, the strength of the labor market for hourly Team Members, benefit costs, health care costs, and the number, size, and location of our restaurants. As we open new restaurants, we typically incur higher labor for six to eight months following the initial opening of such restaurant due to increased training costs.
Occupancy consists of restaurant-level occupancy including rent, common area expenses, real estate, and other taxes, and disposal fees. Occupancy excludes expenses associated with unopened restaurants, which are recorded in pre-opening costs, expenses associated with closed restaurants, which are recorded in restructuring costs, and expenses related to support centers, which are recorded in general and administrative expenses. Occupancy varies from location to location and are impacted by macroeconomic conditions, including inflation. We expect occupancy to increase in the aggregate as we continue to open new restaurants but to decrease as a percentage of revenue in the long-term as we continue to leverage higher CAVA Same Restaurant Sales Growth.

Other operating expenses include all other Restaurant-Level Operating Expenses, such as kitchen supplies, utilities, repairs and maintenance, travel costs, credit card and bank fees, recruiting, third-party delivery service fees, marketing expenses, and costs associated with our distribution network.
General and administrative expenses include expenses associated with our corporate function that supports the development and operation of restaurants, including compensation and benefits, travel expenses, equity-based compensation, legal and professional fees, technology fees and rent, and other costs related to our support centers. We expect general and administrative expenses to increase in the aggregate as we continue to expand our business but to decrease as a percentage of revenue in the long-term as our business grows.
Depreciation and amortization consist of depreciation of fixed assets including all equipment and leasehold improvements, and amortization of intangible assets such as trademarks.
Restructuring and other costs consist mainly of expenses incurred in connection with closed Zoes Kitchen locations, public company readiness costs, and costs related to our collaboration center relocation.
Pre-opening costs consist of expenses incurred prior to opening a new restaurant (including a new restaurant that is converted from a Zoes Kitchen location) and are made up primarily of manager salaries, relocation costs, supplies, recruiting expenses, payroll and training costs, and travel costs. Pre-opening costs also include occupancy costs recorded during the period between the date of possession and the date we begin operations at a location. Pre-opening costs are expensed as incurred.
Impairment and asset disposal costs consist of losses recognized on the write-down of the carrying value of property and equipment, net and operating lease assets including the loss on disposal of assets primarily related to permanently closed restaurants, and restaurant conversions.
Interest expense, net includes cash and non-cash charges related to our Credit Facility, including the amortization of debt issuance costs, and interest income from our short-term investments.
Other income, net primarily consists of amounts received from forgiveness of PPP Loans.
Provision for (benefit from) income taxes represent federal, state and local, current, and deferred income tax expense.
Results of Operations
Our results of operations, on a consolidated basis and by segments, for fiscal 2022 and fiscal 2021 are set forth below. We present our segment results before our consolidated results as we believe that our CAVA segment is more useful and meaningful in assessing the performance of our business, which is mainly driven by our CAVA segment as we continue to convert Zoes Kitchen locations into CAVA restaurants. As of March 2, 2023, we no longer operate any Zoes Kitchen locations and are currently in the process of converting the remaining 28 Zoes Kitchen locations, which we expect to complete by the fall of 2023. As a result, we have limited our discussion of the Zoes Kitchen segment. In addition, because our consolidated results of operations include the results of our Zoes Kitchen segment, we believe that our consolidated results of operations are less indicative of our performance as compared to our CAVA segment.

Comparison of Fiscal 2022 and Fiscal 2021
The following table summarizes our segment results for fiscal 2022 and fiscal 2021:

	Fiscal
($ in thousands)	2022	2021
Revenue
CAVA	$448,594	$278,219
Zoes Kitchen	108,392	215,816
Other	7,133	6,037
Total revenue	564,119	500,072
Restaurant-Level Operating Expenses
CAVA	357,501	227,335
Zoes Kitchen	102,292	186,237
Other	6,342	4,347
Total Restaurant-Level Operating Expenses	466,135	417,919
Restaurant-Level Profit
CAVA	91,093	50,884
Zoes Kitchen	6,100	29,579
Other	791	1,690
Total Restaurant-Level Profit	97,984	82,153
Reconciliation of Restaurant-Level Profit to loss before income taxes:
General and administrative expenses	70,037	64,792
Depreciation and amortization	42,724	44,538
Restructuring and other costs	5,923	6,839
Pre-opening costs	19,313	8,194
Impairment and asset disposal costs	19,753	10,542
Interest expense, net	47	4,810
Other income, net	(919)	(20,288)
Loss before income taxes	$(58,894)	$(37,274)
__________________
(1)Restaurant-Level Operating Expenses consist of food, beverage, and packaging, labor, occupancy and other operating expenses.
The following table summarizes our consolidated results of operations for fiscal 2022 and fiscal 2021:

	Fiscal				Change
($ in thousands)	2022		2021		$	%
Revenue	$564,119	100.0%	$500,072	100.0%	$64,047	12.8%
Operating expenses:
Restaurant operating costs (excluding depreciation and amortization)
Food, beverage, and packaging	179,988	31.9	154,772	30.9	25,216	16.3
Labor	157,891	28.0	143,395	28.7	14,496	10.1
Occupancy	53,669	9.5	49,299	9.9	4,370	8.9
Other operating expenses	74,587	13.2	70,453	14.1	4,134	5.9
Total restaurant operating expenses	466,135	82.6	417,919	83.6	48,216	11.5
General and administrative expenses	70,037	12.4	64,792	13.0	5,245	8.1

Depreciation and amortization	42,724	7.6	44,538	8.9	(1,814)	(4.1)
Restructuring and other costs	5,923	1.0	6,839	1.4	(916)	(13.4)
Pre-opening costs	19,313	3.4	8,194	1.6	11,119	135.7
Impairment and asset disposal costs	19,753	3.5	10,542	2.1	9,211	87.4
Total operating expenses	623,885	110.6	552,824	110.5	71,061	12.9
Loss from operations	(59,766)	(10.6)	(52,752)	(10.5)	(7,014)	13.3
Interest expense, net	47	—	4,810	1.0	(4,763)	(99.0)
Other income, net	(919)	(0.2)	(20,288)	(4.1)	19,369	(95.5)
Loss before income taxes	(58,894)	(10.4)	(37,274)	(7.5)	(21,620)	58.0
Provision for income taxes	93	0.0	117	0.0	(24)	(20.5)
Net loss	$(58,987)	(10.5)%	$(37,391)	(7.5)%	$(21,596)	57.8%
CAVA Segment Results
The following table summarizes the results of the CAVA segment for fiscal 2022 and fiscal 2021:

	Fiscal
	2022		2021		Change
($ in thousands)	$	% of Revenue	$	% of Revenue	$	%
Restaurant revenue	$448,594	100.0%	$278,219	100.0%	$170,375	61.2%
Restaurant operating expenses, excluding depreciation and amortization:
Food, beverage, and packaging	140,760	31.4	90,035	32.4	50,725	56.3
Labor	121,318	27.0	74,636	26.8	46,682	62.5
Occupancy	40,855	9.1	28,490	10.2	12,365	43.4
Other operating expenses	54,568	12.2	34,174	12.3	20,394	59.7
Total restaurant operating expenses	357,501	79.7	227,335	81.7	130,166	57.3
Restaurant-Level Profit	$91,093	20.3%	$50,884	18.3%	$40,209	79.0%
CAVA Revenue:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Restaurant Revenue	$448,594	$278,219	$170,375	61.2%
The increase in CAVA Revenue was primarily due to a $131.3 million increase from the 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which $118.3 million was attributable to the 117 CAVA restaurants that were converted from Zoes Kitchen locations. The remainder of the increase in CAVA Revenue was driven by CAVA Same Restaurant Sales Growth of 14.2%, which consists of 10.1% from menu price increases and product mix and 4.1% from guest traffic increases.

CAVA Food, beverage, and packaging:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Food, beverage, and packaging	$140,760	$90,035	$50,725	56.3%
As a percentage of CAVA Revenue	31.4%	32.4%	n/a	(1.0)%
The increase in CAVA food, beverage, and packaging was primarily due to a $42.9 million increase from the 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which $38.9 million was attributable to the 117 CAVA restaurants that were converted from Zoes Kitchen locations. The remainder of the increase was primarily due to CAVA Same Restaurant Sales Growth of 14.2%.
As a percentage of CAVA Revenue, CAVA food, beverage, and packaging decreased primarily due to lower inbound logistics costs driven by greater economies of scale as we continue to expand our restaurant footprint and adherence to waste management protocols in restaurants, partially offset by increases in input costs.
CAVA Labor:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Labor	$121,318	$74,636	$46,682	62.5%
As a percentage of CAVA Revenue	27.0%	26.8%	n/a	0.2%
The increase in CAVA labor was primarily due to a $39.0 million increase from the 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which $35.2 million was attributable to the 117 CAVA restaurants that were converted from Zoes Kitchen locations. The remainder of the increase was primarily due to CAVA Same Restaurant Sales Growth of 14.2%. These increases include the impact of higher average hourly wages.
As a percentage of CAVA Revenue, CAVA labor increased due to an increase in average hourly wages and an increased mix of new restaurants, which have a higher labor investment for six to eight months following the initial opening of a restaurant due to increased training costs.
CAVA Occupancy:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Occupancy	$40,855	$28,490	$12,365	43.4%
As a percentage of CAVA Revenue	9.1%	10.2%	n/a	(1.1)%
The increase in CAVA occupancy was primarily due to an $11.5 million increase from 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which $10.6 million was attributable to the 117 CAVA restaurants that were converted from Zoes Kitchen locations. This increase includes the impact of the reclassification of certain build-to-suit leases as operating leases effective at the beginning of fiscal 2022 in connection with the adoption of ASU 2016-02, Leases (Topic 842), or ASC 842, which resulted in an increase to occupancy expense of $2.0 million.
As a percentage of CAVA Revenue, CAVA occupancy decreased largely due to the addition of CAVA restaurants that were converted from Zoes Kitchen locations, as these restaurants generally have lower occupancy expenses than restaurants in the pre-existing CAVA Restaurants due to geographic mix, as well as improved leverage associated with CAVA Same Restaurant Sales Growth. Such decrease is partially offset by the increase relating to the adoption of ASC 842 as described above.

CAVA Other operating expenses:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Other operating expenses	$54,568	$34,174	$20,394	59.7%
As a percentage of CAVA Revenue	12.2%	12.3%	n/a	(0.1)%
The increase in CAVA other operating expenses was primarily due to a $16.9 million increase from 132 Net New CAVA Restaurant Openings in fiscal 2022 and fiscal 2021, of which $15.2 million was attributable to the 117 CAVA restaurants that were converted from Zoes Kitchen locations. The remainder of the increase was primarily due to CAVA Same Restaurant Sales Growth of 14.2%. As a percentage of CAVA Revenue, CAVA other operating expenses was relatively flat.
Zoes Kitchen Segment Results
The following table summarizes the results of the Zoes Kitchen segment for fiscal 2022 and fiscal 2021:

	Fiscal
	2022		2021		Change
($ in thousands)	$	% of Revenue	$	% of Revenue	$	%
Revenue	$108,392	100.0%	$215,816	100.0%	$(107,424)	(49.8)%
Restaurant operating expenses, excluding depreciation and amortization:
Food, beverage, and packaging	33,367	30.8	60,955	28.2	(27,588)	(45.3)
Labor	36,573	33.7	68,759	31.9	(32,186)	(46.8)
Occupancy	12,814	11.8	20,809	9.6	(7,995)	(38.4)
Other operating expenses	19,538	18.0	35,714	16.5	(16,176)	(45.3)
Total restaurant operating expenses	102,292	94.4	186,237	86.3	(83,945)	(45.1)
Restaurant-Level Profit	$6,100	5.6%	$29,579	13.7%	$(23,479)	(79.4)%
Zoes Kitchen Revenue:
The decrease in Zoes Kitchen revenue was primarily due to the 91 Zoes Kitchen locations closed or converted subsequent to December 26, 2021.
Zoes Kitchen Food, beverage, and packaging:
Zoes Kitchen food, beverage, and packaging decreased primarily due to the 91 Zoes Kitchen locations closed or converted subsequent to December 26, 2021.
As a percentage of Zoes Kitchen revenue, Zoes Kitchen food, beverage, and packaging increased primarily due to increased input costs.
Zoes Kitchen Labor:
The decrease in Zoes Kitchen labor was primarily due to the 91 Zoes Kitchen locations closed or converted subsequent to December 26, 2021.
As a percentage of Zoes Kitchen revenue, Zoes Kitchen labor increased due to higher average hourly wages.
Zoes Kitchen Occupancy:
The decrease in Zoes Kitchen occupancy was primarily due to the 91 Zoes Kitchen locations closed or converted subsequent to December 26, 2021, partially offset by the reclassification of certain build-to-suit leases to operating leases effective at the beginning of fiscal 2022 in connection with the adoption of ASC 842, which resulted in an increase to occupancy expense of $1.9 million.
As a percentage of Zoes Kitchen revenue, Zoes Kitchen occupancy increased primarily due to the impact of the adoption of ASC 842 as described above.
Zoes Kitchen Other operating expenses:
The decrease in Zoes Kitchen other operating expenses was primarily due to the 91 Zoes Kitchen locations closed or converted subsequent to December 26, 2021.
As a percentage of Zoes Kitchen revenue, Zoes Kitchen other operating expenses increased primarily due to increased third-party delivery fees and commissions and lower margins at the Zoes Kitchen locations that remain after our conversion strategy.
Other Results
The following table summarizes remaining activity related to our CPG operations for fiscal 2022 and fiscal 2021 were as follows:

	Fiscal
	2022		2021		Change
($ in thousands)	$	% of Revenue	$	% of Revenue	$	%
Revenue	$7,133	100.0%	$6,037	100.0%	$1,096	18.2%
Food, beverage, and packaging	5,861	82.2	3,782	62.6	2,079	55.0
Other operating expenses	$481	6.7%	$565	9.4%	$(84)	(14.9)%
The increase in Other revenue was primarily as a result of increased sales of dips, spreads, and dressings. The increase in food, beverage, and packaging was primarily due to higher input costs and the impact of increased sales.
As a percentage of Other revenue, food, beverage, and packaging increased primarily due to higher input costs as a result of inflationary impacts on commodity prices, including yogurt, feta, and tahini.
Consolidated Results
Revenue:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Revenue	$564,119	$500,072	$64,047	12.8%
The increase in consolidated revenue was primarily driven by a $170.4 million increase in our CAVA Revenue as a result of the continued expansion of the number of CAVA Restaurants, partially offset by a $107.4 million decrease in our Zoes Kitchen revenue as we continue to convert Zoes Kitchen locations into CAVA restaurants.
Food, beverage, and packaging:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Food, beverage, and packaging	$179,988	$154,772	$25,216	16.3%
The increase in consolidated food, beverage, and packaging was primarily driven by a $50.7 million increase in food, beverage, and packaging within our CAVA segment as we continue to expand CAVA Restaurants, partially offset by a $27.6 million decrease in our Zoes Kitchen food, beverage, and packaging as we continue to convert Zoes Kitchen locations into CAVA restaurants.

Labor:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Labor	$157,891	$143,395	$14,496	10.1%
The increase in consolidated labor was primarily driven by a $46.7 million increase in labor for our CAVA segment as a result of the continued expansion of the number of CAVA Restaurants, partially offset by a $32.2 million decrease in our Zoes Kitchen labor as we continue to convert Zoes Kitchen locations into CAVA restaurants.
Occupancy:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Occupancy	$53,669	$49,299	$4,370	8.9%
The increase in consolidated occupancy was primarily driven by the reclassification of certain build-to-suit leases as operating leases effective at the beginning of fiscal 2022 in connection with the adoption of ASC 842 as described above, which resulted in an increase to occupancy of $4.0 million.
Other operating expenses:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Other operating expenses	$74,587	$70,453	$4,134	5.9%
The increase in consolidated other operating expenses was primarily driven by a $20.4 million increase in other operating expenses for our CAVA segment as a result of the continued expansion of CAVA Restaurants, partially offset by a $16.2 million decrease in our Zoes Kitchen other operating expenses as we continue to convert Zoes Kitchen locations into CAVA restaurants.
General and administrative expenses:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
General and administrative expenses	$70,037	$64,792	$5,245	8.1%
The increase in general and administrative expenses was primarily due to investments in our corporate functions, including headcount, to support future growth.
Depreciation and amortization:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Depreciation and amortization	$42,724	$44,538	$(1,814)	(4.1)%
The decrease in depreciation and amortization was primarily due to the reclassification of certain build-to-suit leases to operating leases effective at the beginning of fiscal 2022 in connection with the adoption of ASC 842, which resulted in a reduction to depreciation expense of $1.4 million. In addition, impairment losses on property and equipment subsequent to December 26, 2021 contributed $1.1 million to the decrease. Such decrease was partially offset by the addition of assets related to 73 Net New CAVA Restaurant Openings and capitalized technology improvements subsequent to December 26, 2021.

Restructuring and other costs:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Restructuring and other costs	$5,923	$6,839	$(916)	(13.4)%
The decrease in restructuring and other costs was primarily due to fewer closed restaurants as we have either converted those restaurants from Zoes Kitchen locations to CAVA restaurants or terminated the lease agreement prior to December 25, 2022.
Pre-opening costs:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Pre-opening costs	$19,313	$8,194	$11,119	135.7%
The increase in pre-opening costs was primarily due to the timing of 74 new CAVA restaurant openings in fiscal 2022, as compared to 59 new CAVA restaurant openings in fiscal 2021 as well as higher travel costs and construction delays.
Impairment and asset disposal costs:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Impairment and asset disposal costs	$19,753	$10,542	$9,211	87.4%
The increase in impairment and asset disposal costs was primarily due to the impact of closing and converting Zoes Kitchen locations.
Interest expense, net:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Interest expense, net	$47	$4,810	$(4,763)	(99.0)%
The decrease in interest expense, net, was primarily due to the reclassification of certain build-to-suit leases to operating leases effective at the beginning of fiscal 2022 in connection with the adoption of ASC 842, which resulted in a reduction to interest expense of $4.0 million.
Other income, net:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Other income, net	$(919)	$(20,288)	$19,369	(95.5)%
The decrease in other income net, was primarily due to the recognition of $20.0 million of other income related to forgiveness of PPP Loans during fiscal 2021. $10.0 million of such loans had been incurred for the CAVA business, with the remaining $10.0 million incurred for the Zoes Kitchen business.
Loss before income taxes:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Loss before income taxes	$(58,894)	$(37,274)	$(21,620)	58.0%

The increase in loss before income taxes was due to the factors described above.
Provision for income taxes:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Provision for income taxes	$93	$117	$(24)	(20.5)%
Provision for income taxes was an immaterial amount for each of fiscal 2022 and fiscal 2021.
Net loss:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Net loss	$(58,987)	$(37,391)	$(21,596)	57.8%
Our net loss increased as a result of the factors described above.
Selected Quarterly Financial Data
The following table presents unaudited quarterly historical consolidated financial and other data for each of the periods indicated. The unaudited quarterly historical consolidated financial data have been derived from the unaudited consolidated financial statements of CAVA Group and its subsidiaries. This information should be read in conjunction with our financial statements included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.

	Twelve Weeks Ended	Twelve Weeks Ended	Twelve Weeks Ended	Sixteen Weeks Ended	Twelve Weeks Ended	Twelve Weeks Ended	Twelve Weeks Ended	Sixteen Weeks Ended
	December 25, 2022	October 2, 2022	July 10, 2022	April 17, 2022	December 26, 2021	October 3, 2021	July 11, 2021	April 18, 2021
($ in thousands)	(Q4 2022)	(Q3 2022)	(Q2 2022)	(Q1 2022)	(Q4 2021)	(Q3 2021)	(Q2 2021)	(Q1 2021)
Consolidated Statements of Operations data:
Revenue	$129,935	$139,258	$135,915	$159,011	$117,166	$124,006	$121,795	$137,105
Net income (loss)	(18,846)	(11,893)	(8,230)	(20,018)	(20,519)	(2,838)	3,811	(17,845)
Net income (loss) margin	(14.5)%	(8.5)%	(6.1)%	(12.6)%	(17.5)%	(2.3)%	3.1%	(13.0)%
Other Financial and Operating data:
CAVA Revenue	115,048	116,213	105,327	112,006	75,802	73,960	63,197	65,260
CAVA Same Restaurant Sales Growth(1)	14.8%	9.2%	13.3%	19.9%	32.8%	42.0%	113.7%	22.1%
CAVA AUV(2)	$2,398	$2,383	$2,399	$2,375	$2,305	$2,182	$2,080	$1,968
CAVA Restaurant-Level Profit	$23,027	$25,221	$23,253	$19,592	$12,590	$15,148	$12,559	$10,587
CAVA Restaurant-Level Profit Margin	20.0%	21.7%	22.1%	17.5%	16.6%	20.5%	19.9%	16.2%
Net New CAVA Restaurant Openings	23	19	18	13	20	24	9	6
CAVA Digital Revenue Mix	35.5%	32.9%	33.9%	35.3%	33.8%	34.6%	38.5%	43.6%
Adjusted EBITDA	$3,487	$4,838	$5,866	$(1,576)	$(788)	$2,466	$8,145	$4,819
Adjusted EBITDA Margin	2.7%	3.5%	4.3%	(1.0)%	(0.7)%	2.0%	6.7%	3.5%
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$(18,846)	$(11,893)	$(8,230)	$(20,018)	$(20,519)	$(2,838)	$3,811	$(17,845)
Non-GAAP Adjustments:
Interest (income) expense, net	(215)	(115)	34	343	775	1,050	1,195	1,790
Provision for (benefit from) income taxes	26	(29)	56	40	59	(21)	33	46
Depreciation and amortization	10,941	10,018	8,946	12,819	12,685	9,471	8,721	13,661
Equity-based compensation	1,017	1,152	1,029	783	685	484	669	3,637
Other (income) loss, net	(275)	(188)	(198)	(258)	14	(10,108)	(10,094)	(100)
Impairment and asset disposal costs	9,905	3,838	2,579	3,431	4,133	3,537	1,721	1,151
Restructuring and other costs	934	2,055	1,650	1,284	1,380	891	2,089	2,479
Adjusted EBITDA	$3,487	$4,838	$5,866	$(1,576)	$(788)	$2,466	$8,145	$4,819
__________________
(1)CAVA Same Restaurant Sales Growth was materially impacted in fiscal 2021 due to the temporary impacts of COVID-19 to CAVA Revenue during fiscal 2020. CAVA Same Restaurant Sales Growth for Q1 2021, Q2 2021, Q3 2021, and Q4 2021 as compared to the corresponding fiscal quarter in fiscal 2019 would have been (3.6)%, 10.2%, 17.0%, and 16.6%, respectively. For purposes of calculating CAVA Same Restaurant Sales Growth compared to the corresponding period in fiscal 2019, we only include CAVA restaurants that were open as of the beginning or during the corresponding period in fiscal 2019.
(2)For purposes of calculating CAVA AUV for Q1 2021, Q2 2021, Q3 2021, Q4 2021, Q1 2022, Q2 2022, Q3 2022, and Q4 2022, the applicable measurement period is the entire trailing thirteen periods ended April 18, 2021, July 11, 2021, October 3, 2021, December 26, 2021, April 17, 2022, July 10, 2022, October 2, 2022, and December 25, 2022, respectively.
Non-GAAP Financial Measures
In addition to our consolidated financial statements, which are prepared in accordance with GAAP, we present Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Management uses Adjusted EBITDA and Adjusted EBITDA Margin to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone provide.
Adjusted EBITDA and Adjusted EBITDA Margin are not recognized terms under GAAP and should not be considered as alternatives to net income (loss) or net income (loss) margin as measures of financial performance, or cash provided by operating activities as measures of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures are not intended to be measures of free cash flow available for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments, and debt service requirements. Because not all companies use identical calculations, the presentation of these measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.
Our Adjusted EBITDA and Adjusted EBITDA Margin measures have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:
•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;
•Adjusted EBITDA does not reflect period to period changes in taxes, income tax expense or the cash necessary to pay income taxes;
•Adjusted EBITDA does not reflect the impact of earnings or cash charges resulting from matters we consider not to be indicative of our ongoing operations;
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.
Because of these limitations, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following tables provides a reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA Margin for the periods presented:

	Fiscal
($ in thousands)	2022	2021
Net loss	$(58,987)	$(37,391)
Non-GAAP Adjustments:
Interest expense, net	47	4,810
Provision for income taxes	93	117
Depreciation and amortization	42,724	44,538
Equity-based compensation	3,981	5,475
Other income, net	(919)	(20,288)
Impairment and asset disposal costs	19,753	10,542
Restructuring and other costs	5,923	6,839
Adjusted EBITDA	$12,615	$14,642

	Fiscal
($ in thousands, except percentages)	2022	2021
Revenue	$564,119	$500,072
Net loss	(58,987)	(37,391)
Net loss margin	(10.5)%	(7.5)%
Adjusted EBITDA	12,615	14,642
Adjusted EBITDA Margin	2.2%	2.9%
Liquidity and Capital Resources
We assess our liquidity in terms of our ability to generate adequate amounts of cash to meet current and future needs. Our expected primary uses on a short-term and long-term basis are for the expansion of our restaurant base and manufacturing capabilities, working capital, and other capital expenditures. We have historically funded our operations and acquisitions primarily through cash provided by operating activities, draws under our Credit Facility as well as issuances and sales of securities through private placements.
Our rapid expansion has been significantly aided by the Zoes Kitchen acquisition, which enabled us to expand our CAVA restaurant base in a capital-efficient manner. While conversions require initial capital investments, such costs are typically significantly lower for a conversion as compared to a new opening. Therefore, following the completion of conversions of the remaining Zoes Kitchen locations, which we expect to complete by the fall of 2023, we expect that the capital expenditure requirements to open a new restaurant will be significantly higher than we have experienced in the past few years.
In addition, we may require additional capital resources to execute strategic initiatives to grow our business in the future. We believe, however, that cash provided by operating activities and existing cash on hand, together with amounts available under our Credit Facility and the proceeds from this offering, will be sufficient to satisfy our anticipated cash requirements for the next twelve months, including our expected capital expenditures for expansion of our CAVA restaurant base and manufacturing capabilities, debt service requirements, operating lease obligations, and working capital obligations. See Note 8 (Debt) and Note 11 (Leases) to our consolidated financial statements included elsewhere in this prospectus for more information. Our sources of liquidity could be affected by factors described under “Risk Factors.” Depending on the severity and direct impact of these factors on us, we may not be able to secure additional financing on acceptable terms, or at all.

Cash Overview
We had cash and cash equivalents of $39.1 million and $140.3 million as of December 25, 2022 and December 26, 2021, respectively.
For fiscal 2022, our operations were primarily funded from the sale and issuance of our Series F Preferred Stock, which occurred in fiscal 2021, and cash flows from operations. Our principal uses of liquidity for fiscal 2022 were to fund our conversion of Zoes Kitchen locations into CAVA restaurants, to fund our new restaurant openings, and to fund working capital needs.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Fiscal		Change
($ in thousands)	2022	2021	$	%
Net cash provided by operating activities	$6,038	$3,393	$2,645	78.0%
Net cash used in investing activities	(104,161)	(56,309)	(47,852)	85.0
Net cash (used in) provided by financing activities	(3,084)	143,152	(146,236)	(102.2)
Net change in cash and cash equivalents	$(101,207)	$90,236	$(191,443)	(212.2)%
Operating Activities:
The increase in net cash provided by operating activities was primarily due to increased CAVA Revenue from 73 Net New CAVA Restaurant Openings in fiscal 2022 and increased CAVA Same Restaurant Sales Growth, partially offset by higher pre-opening costs and the impact of working capital changes.
Investing Activities:
The increase in net cash used in investing activities was primarily due to our investments in capital expenditures as a result of our Net New CAVA Restaurant Openings and capitalized technology improvements.
Financing Activities:
The decrease in net cash provided by financing activities was due to the Series F Preferred Stock capital raise, which closed in fiscal 2021, partially offset by payments on long-term debt and the redemption of Series A Preferred Stock, all of which took place during fiscal 2021.
Material Cash Commitments
The following table sets forth the Company’s material cash commitments as of December 25, 2022. Operating lease obligations are presented on a gross basis excluding the impact of applying the discount rate for measurement purposes on the Company’s consolidated balance sheet.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$400,433	$44,930	$100,360	$93,884	$161,259
Minimum purchase obligations(1)	$6,401	$5,381	$751	$269	$—
__________________
(1)Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms. We have excluded agreements that are cancellable without penalty. The majority of our purchase obligations relate to amounts owed for produce and other ingredients and supplies, including supplies and materials used for new restaurant openings.

Credit Facility
On March 11, 2022, we entered into a credit facility, as borrower, with JPMorgan Chase Bank, National Association, as the administrative agent, an issuing bank, the swingline lender and the lead arranger, and bookrunner, and certain other parties thereto (as amended on February 15, 2023, the “Credit Facility”), consisting of a revolving loan commitment in the aggregate amount of $75.0 million, an incremental revolving credit commitment up to an aggregate amount of $25.0 million and a delayed draw term loan in the aggregate amount of $30.0 million (the “Delayed Draw Term Loans”), each of which are due on March 11, 2027. As of December 25, 2022, we had no outstanding indebtedness under the Credit Facility.
Interest on loans under the Credit Facility are based on one, three or six months Adjusted Term Secured Overnight Financing Rate, as applicable, plus an applicable margin of 1.50% to 2.50% based on the Company’s Total Rent Adjusted Net Leverage Ratio (as defined in the Credit Facility). The Company also has the ability to draw overnight borrowings for which interest rates are calculated based on Alternate Base Rate (as defined in the Credit Facility). As of December 25, 2022, if there had been revolver borrowings outstanding under the Credit Facility, the interest rate would have been 6.7%.
The Credit Facility is unconditionally guaranteed by our wholly owned domestic restricted subsidiaries, other than immaterial subsidiaries and other excluded subsidiaries.
The Credit Facility includes specific financial covenants, including the following:
•on the last day of any Test Period (as defined in the Credit Facility), our Total Rent Adjusted Net Leverage Ratio shall be equal to or less than (i) from the Test Period ending on April 16, 2023, to and including the Test Period ending on December 31, 2023, 5.75:1.00, and (ii) from the Test Period ending on April 21, 2024 and each Test Period ending thereafter, 5.00:1.00;
•on the last day of any Test Period, our Fixed Charge Coverage Ratio (as defined in the Credit Facility) shall be equal to or greater than 1.20:1.00; and
•on the last day of any Test Period, our Liquidity (as defined in the Credit Facility) shall be at least $15.0 million.
As of December 25, 2022, we were in compliance with these financial and other covenants. See Notes 8 (Debt) and 17 (Subsequent Events) to our consolidated financial statements and “Description of Certain Indebtedness—Credit Facility” included elsewhere in this prospectus for more information.
Critical Accounting Estimates
Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent asset and liabilities as of the balance sheet date, as well as report amounts of revenue and expenses during the period. We base our estimates on historical experience, known trends and events, as well as management’s judgment. Although management believes the judgment applied in preparing estimates is reasonable based on circumstances and information known at the time, actual results could vary materially from the estimates based on assumptions used in the preparation of our financial statements. We evaluate our judgments and estimates on an ongoing basis in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, are reflected in the financial statements prospectively from the date of change in estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other significant accounting policies. Accordingly, these are the policies we believe are the most critical to understanding when evaluating our consolidated financial condition and results of operations. Our significant accounting policies are more fully described in Note 2 (Basis of Presentation and Significant Accounting Policies) to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
The Company recognizes in-restaurant and digital revenue when payment is tendered at the point of sale as the performance obligation has been satisfied, which is recognized net of discounts, incentives, and sales tax collected from guests.
Digital revenue includes orders made through catering, digital channels, such as the CAVA app and the CAVA website. Digital orders include orders fulfilled through third-party marketplace and native delivery and digital order pick-up.
CPG revenue associated with dips, spreads and dressings is recognized upon transfer of control to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Transfer of control occurs at a point in time, typically upon delivery as this is when title and risk of loss passes to the guest. Allowances for sales returns, stale products, and discounts are recorded as reductions to CPG revenue. We use judgment in estimating sales returns, considering numerous factors such as historical sales return rates.
Leases
We adopted ASC 842 in the first quarter of fiscal 2022, the impact of which did not have a material impact on our consolidated statement of operations or consolidated statement of cash flows. The adoption of ASC 842 did have a material impact on our consolidated balance sheet resulting in the recognition of operating lease assets and liabilities. The disclosure below reflects the impact of our adoption of ASC 842.
We lease all of our restaurants, our production facility in Maryland, our collaboration center in Washington D.C., and our support centers in Brooklyn, New York, St. Louis, Missouri and Plano, Texas under various non-cancelable lease agreements that expire on various dates through 2039. At inception of a lease, we determine its classification as an operating or financing lease. All of our restaurant leases are classified as operating leases. Restaurants are located on sites leased from third parties. When determining the lease term, the Company includes reasonably certain option periods.
The Company makes judgments regarding the probable term for each lease, which can impact the classification and accounting for a lease as well as the amount of straight-line rent expense recognized in a period. Typically, restaurant leases have initial terms of 10 years and include five-year renewal options. Renewal options are typically not included in the lease term as it is not reasonably certain at commencement that we will exercise the options. Restaurant leases provide for fixed minimum rent payments and in some cases include contingent rent payments based upon sales in excess of specified breakpoints. When achievement of sales breakpoints is probable, contingent rent is accrued. Fixed minimum rent payments are recognized on a straight-line basis over the lease term starting on the date we take control of the leased space.
Operating lease assets and liabilities are recognized at the lease’s commencement date. We measure the lease liability at lease commencement by discounting the future minimum lease payments. Operating lease assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, initial direct costs, lease incentives, and impairment. As the rate implicit in the lease is not readily determinable in most of the Company’s leases, the Company uses its incremental borrowing rate based on the information available at a lease’s commencement date to determine the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.
Income Taxes
The Company is taxed as a C corporation under which income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.
The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred over the most recent three-year period. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 25, 2022 and December 26, 2021, a valuation allowance of $88.4 million and $74.9 million, respectively, has been recorded to recognize only the portion of the deferred tax assets that is more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.
The Company has considered its income tax positions, including any positions that may be considered uncertain by the relevant tax authorities in the jurisdictions in which the Company operates. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company did not have any uncertain tax positions as of December 25, 2022 and December 26, 2021.
The Company’s primary tax jurisdiction is in the United States. Generally, federal, state, and local authorities may examine the Company’s tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 25, 2022.
Equity-Based Compensation
The Company has issued non-qualified stock options and restricted stock units (“RSUs”). Equity-based compensation expense is measured based on the grant date fair value of those awards and is recognized on a straight-line basis over the requisite service period. Equity-based compensation expense is based on awards outstanding, and forfeitures are recognized as they occur. Equity-based compensation expense is included in general and administrative expenses in the consolidated statements of operations.
During the period covered by the financial statements included in this prospectus, we were a privately held company with no active public market for our common stock. Therefore, the fair value of the Company’s common stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including the utilization of an income approach (discounted cash flow method), a market approach (guideline public company method), and a probability-weighted expected return method. Second, the enterprise value was allocated among the securities that comprise the capital structure of the Company using the option-pricing method. The assumptions used to determine the fair value of the Company’s common stock represents management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.
The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to estimate the fair value of non-qualified stock options at the grant date. The use of the Black-Scholes option-pricing model requires the use of highly subjective assumptions, including the expected term, risk-free interest rate, expected volatility, and expected dividend yield of the underlying common stock. The fair value of RSUs is equal to the fair value of the underlying common stock at the date of grant.
Recent Accounting Pronouncements
We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 2 (Basis of Presentation and Significant Accounting Policies) to our audited financial statements included elsewhere in this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.
JOBS Act Election
We are currently an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Qualitative and Quantitative Disclosure About Market Risk
In the normal course of business, we are exposed to market risks, including commodity and food price risks, interest rate risk, effects of inflation, and labor costs. We currently do not enter into derivatives or other financial instruments for trading or speculative purposes. We currently have operations only in the United States and do not have material foreign currency exposure.
Commodity and Food Price Risks
We purchase certain products that are affected by commodity prices and are, therefore, subject to price volatility caused by market conditions, supply chain interruptions, weather, and other factors which are not within our control. In many cases, we believe we will be able to address material commodity cost increases through purchasing contracts, pricing arrangements, adjusting our menu pricing or other operational adjustments that increase productivity. However, we cannot assure you that these measures will be able to fully offset any increase in commodity prices, which could increase restaurant operating costs as a percentage of restaurant sales and impact our results from operations.
Interest Rate Risk
We are exposed to changes in interest rates because the indebtedness incurred under our Credit Facility is variable rate debt. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 25, 2022, we had no debt outstanding under our Credit Facility. Assuming our Credit Facility (including the Delayed Draw Term Loans) were to be fully drawn, a 100-basis point increase to the applicable variable rate of interest would increase the amount of interest expense by $1.05 million for fiscal 2022.
Effects of Inflation
Inflation impacts all our restaurant operating expenses. While we have been able to partially offset inflation and other changes in operating expenses by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed without any resulting change to traffic frequency or purchasing patterns. In addition, there can be no assurance that we will generate CAVA Same Restaurant Sales Growth in an amount sufficient to offset inflationary or other cost pressures.
A portion of the leases for our restaurants provide for contingent rent obligations based on a percentage of sales. As a result, any menu price increases at our restaurants would only offset a proportionate increase in occupancy and related expenses.

Labor Costs
Wages paid in our restaurants are impacted by, among other factors, changes in federal and state hourly minimum wage rates. Accordingly, changes in the federal and state hourly minimum wage rates directly affect our labor costs. Wages and benefits are also affected by supply and demand forces in specific regions. We currently pay all our Team Members more than the applicable minimum wage in the area where they work. Competition in these communities for qualified Team Members could require us to pay higher wages and provide greater benefits. In addition, the COVID-19 pandemic and recent macroeconomic conditions have resulted in aggressive competition for talent, wage inflation and pressure to improve benefits, and workplace conditions to remain competitive.
While we generally seek to offset any wage increases with operational efficiencies and by leveraging CAVA Same Restaurant Sales Growth, such measures may not fully offset any wage increases and we may seek to increase our menu prices. We cannot assure you that we will be able to fully offset wage increases through any of these measures.
Controls and Procedures
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting, and testing our internal control over financial reporting.
We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 29, 2024. For as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an “emerging growth company”, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

BUSINESS
Our Mission
To Bring Heart, Health, And Humanity To Food
CAVA: Defining A Category
CAVA is the category-defining Mediterranean fast-casual restaurant brand, bringing together healthful food and bold, satisfying flavors at scale. Rooted in our rich Mediterranean heritage, we bring a timeless approach to modern wellness through our authentic cuisine and vibrant brand experience. Guided by our mission, we believe food is a unifier for a more diverse and inclusive world for our guests, Team Members, and our grower and rancher partners, where all are welcome at our table. We believe that consumers should not have to choose between taste and health – our innovative cuisine appeals to a wide variety of preferences, satisfying the modern consumer’s desires for flavorful, craveable, and nutritious food without compromise.
Over the past 12 years, we have established ourselves as the only national player at scale in the fast-growing Mediterranean category. Our brand and our opportunity transcend the Mediterranean category to compete in the large and growing limited-service restaurant sector as well as the health and wellness food category. CAVA serves guests across gender lines, age groups, and income levels and benefits from generational tailwinds created by consumer demand for healthy living and a demographic shift towards greater ethnic diversity. We meet consumers’ desire to engage with convenient, authentic, purpose-driven brands that view food as a source of self-expression. The broad appeal of our food combined with these favorable industry trends drive our vast opportunity for continued growth.
We have assembled an experienced and passionate team and made significant investments in differentiated digital and manufacturing infrastructure to drive powerful national growth and unit economics. Our strong results reflect our broad appeal and are highlighted by having:
•Driven total revenue from $45.4 million in fiscal 2016 to $564.1 million in fiscal 2022, a 52.2% CAGR;
•Driven CAVA Revenue from $41.2 million in fiscal 2016 to $448.6 million in fiscal 2022, a 49.0% CAGR;
•Achieved CAVA Same Restaurant Sales Growth for fiscal 2022 of 14.2% (when compared to fiscal 2021) and 23.6% (when compared to fiscal 2019);
•Delivered net loss of $59.0 million in fiscal 2022, compared to $37.4 million in fiscal 2021, and delivered Adjusted EBITDA of $12.6 million in fiscal 2022, compared to $14.6 million in fiscal 2021; and
•Proven portability across 21 states and Washington, D.C., with a 83% suburban, 14% urban, and 3% specialty location mix as of December 25, 2022.
Number of CAVA Restaurants

Total Revenue and Net Loss
($ in millions)
__________________
(1)Includes impairment losses of $53.4 million and $102.2 million in fiscal 2019 and fiscal 2020, respectively, primarily related to Zoes Kitchen, which was acquired in November 2018.
(2)Includes recognition of $20.0 million of other income related to forgiveness of PPP Loans in fiscal 2021.
The CAVA Experience – What Makes Us Unique
We believe that our guests should not have to make sacrifices to eat better. With the variety and choice we provide, every order is built upon a unique combination of fresh flavors and textures, customized to suit our guests’ tastes and preferences, with no compromises in health, flavor, or satisfaction.
No Compromises – Where Taste and Health Unite
Vibrant Mediterranean Flavors to Discover and Crave
CAVA offers something for every palate and preference. Whether our guests are looking for indulgent and hearty or healthful and flavorful meals, our authentic Mediterranean flavors deliver. Our offerings are well-suited for multiple dayparts and occasions, from an everyday option at lunch to a hearty dinner and to catered meals, all of which can be conveniently delivered as our food travels well. This drives a balanced daypart split of 55% / 45% between lunch and dinner and a diversified channel mix of 65% / 35% between in-restaurant and digital for fiscal 2022.
We source 85% of our ingredients (based on total spend for fiscal 2022) directly from growers, ranchers, and producers to provide our guests with high-quality ingredients while maintaining strict standards for quality, sustainability, and transparency. Rooted in a sustainable sourcing ethos, we use ingredients that are clean label and in certain products, such as our CPG hummus, are certified organic. Our proprietary dips and spreads are centrally produced to provide our guests with a delicious and consistent offering.
We believe food is an outlet for self-expression, so we offer endless customization. With 38 thoughtfully curated, high-quality ingredients presented to guests in a walk-the-line format, approximately 80% of our guests opt for a custom meal option.
We also offer chef-curated selections for our guests. From our colorful Harissa Avocado Bowl to seasonal favorites like our Roasted White Sweet Potato + Feta Bowl, we meet our guests’ desire for an effortlessly delicious and nutritious meal while introducing them to new flavor experiences.
Broad Appeal with Diversity at Our Core
We believe the attractiveness and diversity of our food, flavors, and formats result in a differentiated, broad guest appeal. CAVA is a destination of choice across incomes, ages, geographies, and walks of life, from time-starved professionals to families enjoying a meal together. Our menu fulfills a broad range of dietary preferences, from hearty and indulgent to vegan, vegetarian, gluten-free, dairy-free, paleo, keto, and nut-free diets. The attractive pricing of our food, when combined with generous portions, provides substantial value to our guests.

The broad appeal of the CAVA experience underpins the rich diversity of our guests. Our guests span gender lines and age groups, with a strong Millennial and a growing Gen Z contingent, as well as all income brackets:
__________________
(1)As measured from February 4, 2022 to February 3, 2023.
Scalable Multi-Channel and Digitally Connected Experience
Our multi-channel strategy is built around our guest experience and is continually evolving to meet guests where, when, and how they want CAVA. We have developed an extensive multi-channel experience that consists of in-restaurant dining, digital pick-up, drive-thru pick-up, delivery, catering, and CPG offerings fully supported by our robust digital infrastructure. The foundation of this infrastructure is a micro-services platform that is designed to easily scale with current and future growth. Our success across channels is reflected in our 51% growth in digital sales in fiscal 2022 and a 27% higher average guest check for digital orders compared to in-restaurant orders. Moreover, our digital guests typically engage with us in more than one channel.
Inviting And Efficient In-Restaurant Experience
We individually design our restaurants for their communities, while maintaining our brand essence. Our dining rooms are oriented to encourage community gathering, while the aesthetic of our open kitchens stimulates our guests’ senses, creating an inviting, transparent, and memorable culinary experience. Our restaurant operating model supports high volumes with speed through our labor-efficient walk-the-line production format. We are focused on continually enhancing our restaurant operations and reducing complexity to maximize efficiency while delivering an exceptional guest experience.
Established, Flexible Off-Premises Platform
Our robust digital platform supports our guest demand for convenience. We enable delivery, digital pick-up, drive-thru pick-up, and catering powered by dedicated, second “digital make lines” in all restaurants. We also operate CAVA digital kitchens to further optimize off-premises production in select markets and trade areas. Using the CAVA app or website, our guests can effortlessly customize their favorite dish and choose to either pick it up from their local CAVA restaurant or have it delivered. A scalable digital infrastructure and an extensive network of fully integrated delivery partners back our simple and intuitive guest experience.

Personalized In-App Experience
Our CAVA app, which includes our patented technology, merges our in-restaurant and digital experience to create a personalized guest experience. We have designed our interfaces to provide a feeling of ‘digital hospitality,’ including a visual bowl and pita builder bridging the digital and physical experience. These tools create a highly visual experience with easy navigation, allowing users to utilize the walk-the-line ordering process they experience at our restaurants. From quick reordering of favorite meals to in-app delivery to streamlined payment options, the app enhances the on-the-go CAVA experience. In fiscal 2022, we increased the monthly active users on the CAVA app by 63%. In addition, between January 2022 and August 2022, the CAVA app was the third fastest year-over-year growing quick-service restaurant app by monthly active users according to an independent third-party publication.
Integrated Loyalty Program
Our loyalty program creates a value-added experience for guests both in-restaurant and through our digital channels, enabling them to earn rewards as they purchase. Our payment and loyalty pass is integrated, including the ability to use digital wallets such as Apple Pay, creating greater utility and convenience for our guests. As of the end of fiscal 2022, we had approximately 3.2 million loyalty members, representing a 53% increase in loyalty membership in fiscal 2022.
Scalable Data-Driven Growth Engine
Our flexible and scalable data architecture, together with our data analytics, position us to better understand guests’ preferences, connecting that insight to digital experiences to develop a personalized relationship, incentivize habituation, and drive growth. We have designed our guest user interfaces to leverage our data architecture for dynamic merchandising based on a wide range of variables to surface highly relevant and impactful content. Our significant investments in data infrastructure allow us to continuously improve the guest experience to drive deeper engagement.
Added Access with Consumer Packaged Goods
Our CPG offering acts as an extension of the CAVA brand, allowing our guests to take the essence of CAVA home with them. We offer a full line of dips and spreads, ranging from Crazy Feta to Traditional Hummus to Tzatziki, as well as dressings, such as Lemon Herb Tahini and Yogurt Dill. A range of our dips and spreads are sold nationally through grocery stores, including Whole Foods Markets, and our dressings are available at grocery stores in select markets.
Devoted Team Members Driving Culture and Hospitality
Inspired by the Mediterranean Way and defined by a genuine expression of hospitality and warmth, we want our Team Members – who carry on the CAVA culture every day – to build a career and not merely find employment. We continuously nurture our talent-rich pipeline by offering a clear promotional track for Team Members to become General Managers, with a goal of filling more than 75% of General Manager positions through internal promotions.
We invest in programs to support our Team Members personally and professionally, from our Employee Assistance Program and mental health benefits for all Team Members to our CAVAYou Continuing Education Program and our non-profit Goodness Fund, which we created to support our Team Members in times of need. The results of these initiatives are evidenced by our eNPS score in the 71st percentile, which indicates a high level of commitment according to Denison Consulting, which conducted our 2022 Team Member engagement survey. In addition, on average, we rank in the top quintile within the diversity and inclusion category, based on our Team Members’ responses to our 2022 Team Member engagement survey. Embodying the CAVA ethos of hospitality, our devoted Team Members deliver positive guest experiences, as reflected in our Yext score, an analytical tool measuring customer reviews, of 4.1, which reflects 83% of our restaurants performing in the top quartile of similar Yext businesses.

Experienced, Founder-Led Management Team
Our highly experienced and passionate team is inspired by our Co-Founders, Ike Grigoropoulos, Chef Dimitri Moshovitis, and Ted Xenohristos, our Chief Concept Officer, and led by our Chief Executive Officer and Co-Founder Brett Schulman, in creating a powerful culture that serves as a strong foundation for our shared success, grounded in the Mediterranean Way. We have assembled an accomplished and talented senior management team with extensive experience, including Tricia Tolivar (Chief Financial Officer), Jennifer Somers (Chief Operations Officer), Chris Penny (Chief Manufacturing Officer), Kelly Costanza (Chief People Officer), and Rob Bertram (Chief Legal Counsel). Our senior team contributes deep industry insights and expertise from years of industry experience at leading restaurant and consumer companies such as Taco Bell, Mattel, AutoZone, and Ollie’s Bargain Outlet. Our Co-Founders and senior management team have transformed CAVA into a nationwide concept, seamlessly managing the integration of our 2018 Zoes Kitchen acquisition, and agilely growing the company through the COVID-19 pandemic to where it is today.
Strong Financial Results Driven By Powerful Unit Economics
Our category-defining brand, authentic offering, and attractive business model are supported by powerful unit economics that drive our strong performance. We increased the number of CAVA Restaurants from 22 as of the end of fiscal 2016 to 237 as of the end of fiscal 2022, representing a CAGR of 49%. We have steadily grown CAVA Revenue each year since 2016, except for a slight decline in fiscal 2020 as a result of the COVID-19 pandemic. Since the Zoes Kitchen acquisition, through December 25, 2022, we have successfully converted 125 Zoes Kitchen locations into CAVA restaurants, in addition to opening 44 new CAVA restaurants during such period. At the same time, we have successfully managed through the mid-to-high-single digit inflationary environment and were able to expand CAVA Restaurant-Level Profit Margin in fiscal 2022, despite only increasing our in-restaurant menu price by less than 5%.

CAVA Revenue(1) ($ in millions)	CAVA Restaurant-Level Profit and Margin ($ in millions)

Total Revenue(2) ($ in millions)

__________________
(1)For fiscal 2019, fiscal 2020, fiscal 2021, and fiscal 2022, less than 1%, 2.4%, 16.4% and 38.7%, respectively, of CAVA Revenue was attributable to CAVA Restaurants that were converted from a Zoes Kitchen location.
(2)For fiscal 2019, fiscal 2020, fiscal 2021, and fiscal 2022, less than 1%, 1.1%, 9.1% and 30.8%, respectively, of Total Revenue was attributable to CAVA Restaurants that were converted from a Zoes Kitchen location.

We have meaningfully grown CAVA Same Restaurant Sales each fiscal quarter for the past eight fiscal quarters. We will continue to focus on maximizing the potential of our existing CAVA restaurants to drive CAVA Same Restaurant Sales Growth.
CAVA Same Restaurant Sales Growth
__________________
(1)CAVA Same Restaurant Sales Growth was materially impacted in fiscal 2021 due to the temporary impacts of COVID-19 to CAVA Revenue during fiscal 2020.
(2)For purposes of calculating CAVA Same Restaurant Sales Growth compared to the corresponding period in fiscal 2019, we only include CAVA restaurants that were open as of the beginning or during the corresponding period in fiscal 2019.
We have demonstrated the ability to drive strong unit economics alongside rapid growth. Over the course of hundreds of new restaurant openings and conversions, our team has worked continuously to refine every aspect of our restaurant opening playbook. We have developed a clear framework and significant operating expertise, enabling us to confidently expand in new and existing markets. We aim to grow AUV and restaurant-level profit margins as we increase CAVA’s brand awareness. The following chart sets forth our target economics for new CAVA restaurant openings, excluding conversions of Zoes Kitchen locations:

Target Average New Unit Economics ($ in millions)
AUV(1)
CAVA Restaurant-Level Profit Margin(1)	%
Net Capital Expenditures(2)
Cash On Cash Returns(1)	%
__________________
(1)Reflects targets for the second full year of operations.
(2)Reflects capital expenditures incurred to open a restaurant, net of tenant allowances.
Our target new unit economics are substantiated by our strong track record of AUV growth and our aggregate Cash on Cash Returns of      %, calculated on a combined basis for all CAVA restaurants (excluding conversions of Zoes Kitchen locations) as of fiscal 2022. In addition, in fiscal 2022, we achieved CAVA AUV of $2.4 million with CAVA Restaurant-Level Profit Margin of 20.3%.

We have achieved success across 21 states and Washington, D.C. with strong AUV across regions and across formats in suburban, urban, and specialty locations. With proven portability across diverse market types and geographies, we see further opportunities to leverage our trade areas and further penetrate our existing markets.

CAVA Restaurants by Geography(1)				CAVA Restaurants by Format(1)
	Restaurants	Average Age(2)	CAVA AUV(3)		Restaurants	CAVA AUV(3)
West	15	4.5	$	Suburban	128	$
Southwest	32	2.0	$	Urban	28	$
Southeast	32	2.1	$	Specialty	7	$
Mid-Atlantic	60	4.7	$
Northeast	24	4.0	$
__________________
(1)For CAVA restaurants open for at least thirteen periods as of December 25, 2022.
(2)Average age represents, as of December 25, 2022, the period of years that CAVA restaurants have been open to guests.
(3)For               .
Our strong financial results, proven portability, and broad appeal of our brand are further evidenced by substantial diversity across geographies and formats and revenue diversity across dayparts and channels, as shown in the charts below.
__________________
(1)Based on CAVA Revenue for fiscal 2022.
(2)Based on CAVA Restaurant count as of December 25, 2022.
Significant Market Opportunity Supported By Accelerating Consumer Trends
We compete in the large and growing U.S. limited service restaurant industry, which was estimated to be more than $325 billion in 2021. We believe that our differentiated offering and broad appeal provides us with significant whitespace opportunity in the Mediterranean and health and wellness food category, and we also expect to benefit from several strong and emerging trends:
Evolving Consumer Preferences for Authentic and Ethnic Cuisine
The ethnic diversity of the U.S. population continues to increase with approximately 48% of Gen Z consumers identifying as members of a minority group, as compared to 39% of Millennials. This melting pot of cultures fuels the ever-growing consumer interest in exploring new and exciting cuisines, and we believe CAVA is optimally positioned to capitalize on this generational shift. The Mediterranean category, which was estimated to be almost $40 billion in 2021, is a notable growth area within the restaurant industry as the American palate becomes more drawn to unique and exciting flavors while still focusing on health. As the first and only Mediterranean brand at scale, CAVA shapes and defines the category; we believe Mediterranean cuisine is growing significantly as consumers become more familiar with our brand and our strong, authentic, craveable, on-trend flavors.
Increased Focus on Health and Wellness
Consumers across various age groups are focused on improving their health and wellness, with 70% wanting to be healthier and approximately 50% placing healthy eating as a top priority according to an independent third-party survey. This focus on health and wellness has allowed the global health and wellness food category to grow to approximately $840 billion in 2022.

The Mediterranean diet has been ranked the #1 best diet overall by U.S. News & World Report for six years in a row. We believe that the health and nutrition of our food, together with our walk-the-line model, enables our guests to customize and optimize their well-being and meet their specific health and dietary needs while enjoying the flavors they crave, and allows us to compete effectively in the health and wellness food category, where we believe we have significant whitespace opportunity.
Emphasis on Combined Quality and Convenience
Modern consumers expect to be able to customize where, when, and how they enjoy their food, without compromising the quality of their food or experience. Whether it is an in-restaurant order, an order picked up in-restaurant, a drive-thru pick-up order or a delivery order, CAVA’s easy and quick access has been key to our success and is expected to strengthen as we further enhance channels of access for our guests. The rise and focus on digital channels have been reinforced by the impact of COVID-19 on the restaurant industry. For example, CAVA Digital Revenue Mix was 35% in fiscal 2022, compared to 13% pre-pandemic.
Our Growth Opportunities
We intend to expand our business and passion for the Mediterranean Way by executing the following growth strategies:
New Restaurants – A Substantial Whitespace Opportunity
We are in the early stages of fulfilling our total restaurant potential. We have driven strong and consistent performance across our diverse base of restaurants, with more than 80% of our restaurants in suburban locations and the remainder in high-footfall city center and specialty locations throughout the continental United States – from Lancaster, PA, to Los Angeles, CA, and from Back Bay in Boston, MA to Birmingham, AL.
As of December 25, 2022, we had 237 restaurants across 21 states and Washington, D.C. We anticipate having 60 to 70 Net New CAVA Restaurant Openings in fiscal 2023, which includes the remaining 28 conversions of Zoes Kitchen locations that we expect to complete by the fall of 2023. Based on our internal analysis and third-party research, we believe there is potential to have more than 1,000 CAVA restaurants in the United States by 2032. We currently have a strong new restaurant pipeline with more than        new sites for which we have signed letters of intent as of                     , 2023, which is well in excess of our planned new restaurant openings in 2023 and 2024. These new openings are expected to be in both existing markets where there is unfulfilled consumer demand and new markets waiting to experience CAVA. For example, in 2024, we intend to enter and develop attractive new geographies, such as the Midwest and South Florida.
Grow Within Existing Markets
The lines at our restaurants, the continued increase in digital adoption, and the historical and recent research we have obtained through the CAVA Brand Health Survey confirm the significant demand for CAVA in existing markets. We believe there is an opportunity to increase density within our existing markets while continuing to grow AUV in those markets. Historically in certain markets, the restaurants we subsequently open after the fourth restaurant opening achieve higher starting AUV as compared to the initial restaurants opened in those markets. Furthermore, we expect the 59 and 73 restaurants that we opened in fiscal 2021 and 2022, respectively, will continue to grow and generate higher AUV as they mature. When a new CAVA restaurant is opened, we generally observe significant organic sales growth over time, driven by the excitement around the novelty of our brand and sustained by the broad appeal of our offering.
Enter and Scale New Markets
We have demonstrated the relevance and portability of the CAVA brand as evidenced by success in 21 states and Washington, D.C. as of December 25, 2022. We believe the whitespace for CAVA extends nationwide, underpinned by our brand strength, well-developed pipeline of talent across key functional and operating areas, corporate infrastructure, new restaurant opening playbook, and attractive unit economic model supporting the execution of our new market growth strategy. Before entering new markets, we develop a comprehensive market plan that plots a clear path for future development. In addition, when determining new locations, we use a data-driven approach to heat-map demographic and psychographic data and identify trends that historically correlate with a trade area’s revenue potential to meet our unit-level returns criteria.
Drive Culinary Innovation
We believe the excitement we build around our menu will attract more traffic to our restaurants and across our digital channels. We are focused on menu innovation to continue delighting our guests with vibrant Mediterranean flavors and healthful food. We intend to introduce new and unique items to our core staples like Harissa Honey Chicken, while also offering limited-time menu items through seasonal innovation such as our White Sweet Potato + Feta Bowl. Our culinary innovation engine will continue to keep our passionate fans engaged and constantly excited to experience CAVA.
Leverage our Digitally Enabled Multi-Channel Offering
Our digital platform has been an important contributor to our growth. We will continue to enhance our channel offerings in order to maximize our value proposition to our guests while making it easy to engage with CAVA. We intend to leverage our interconnected physical and digital ecosystem to continue to increase convenience and access to our brand while enhancing our adaptability across trade areas.
Format Flexibility to Drive Growth
We are introducing new formats, such as CAVA digital kitchens, CAVA hybrid kitchens and drive-thru pick-up lanes, to better suit evolving consumer demands and to tailor to our guests’ preferred channels. We are currently piloting CAVA digital kitchens in select markets to serve as centralized production hubs, and we are also currently piloting CAVA hybrid kitchens in select markets where we believe there is strong demand for our catering services. In addition, we have seen success in our initial launch of restaurants with drive-thru pick-up locations. Restaurants with drive-thru pick-up capabilities generally achieve higher sales compared to other restaurants. We currently expect that a significant portion of our new restaurants opening in fiscal 2023 and beyond will have drive-thru pick-up capabilities. We plan to continue driving growth with new and improved formats and convenience channels tailored to our guest preferences.
Improved Digital Customization
Our digital strategy is a key element to our future growth as consumers evolve and look for more convenient and personalized ways to engage with CAVA. Our ability to dynamically surface content across various modes of engagement, whether through the CAVA app, website, or in-restaurant, has allowed effortless navigation and personalized experiences. For example, leveraging our in-restaurant digital menu boards and CAVA app, we plan to highlight top trending mixes and provide our guests with loyalty program rewards when they select those combinations. We continue to make targeted digital investments that provide a personalized end-to-end guest experience guided by data. We also have several initiatives, such as in-restaurant one-tap-and-pay, loyalty program enhancements, and catering CRM, in development.
Enhanced Loyalty Offering
Our approximately 3.2 million loyalty members represented 24% of our sales for fiscal 2022. We see a large growth opportunity in driving new and existing guests to join our loyalty program. We intend to leverage our in-house data architecture to engage with our guests in effective ways as we continue to refine and evolve our loyalty program, including introducing menu exclusives to drive adoption, enhancing targeting capabilities to amplify conversion, and instituting engagement challenges to motivate frequency and rekindle lapsing guest relationships. In addition, we plan to adopt a more tailored approach to our loyalty program by providing unique personalized digital content in the CAVA app powered by our digital ecosystem, offering physical items such as merchandise, and making cross-channel offers to develop a richer emotional connection with our guests.

Broaden our Catering Offering
We are currently in the early stages of our catering program and plan to expand our catering capabilities to more CAVA locations around the country by leveraging our kitchen production. We believe this will help to drive CAVA Same Restaurant Sales across our restaurant base.
Grow Consumer Packaged Goods
We have built a well-established CPG business consisting of CAVA dips, spreads, and dressings. Our CPG offerings are currently sold in more than 900 grocery stores nationwide, including Whole Foods Markets across the country. We will continue to innovate in this highly attractive category by increasing our SKUs as well as channels of distribution.
Increase Brand Awareness
Each new restaurant we open increases our brand awareness and allows us to introduce the Mediterranean Way to, and reach, more guests. With our focus on hospitality and our ability to execute at a high-level, the expansion of our restaurant base is an effective and cost-efficient way of marketing our purpose-driven, authentic brand, in addition to being an important growth driver. Our aided brand awareness has grown from 41% in the first half of fiscal 2021 to 44% in the second half of fiscal 2022, with significant runway to further increase brand awareness and guest engagement in both our existing and new markets, which will allow us to create, capture, and retain new demand.
To further increase brand awareness, we will also focus on the following:
Local Community Engagement
As we enter into new markets, we tailor our marketing, media, and outreach to engage each local market. For example, we host Community Days when we open a new restaurant, where we provide free meals to all who come through our doors. We suggest and match donations received on Community Days to benefit local nonprofit partners that focus on underserved neighborhoods. This increases our brand awareness while simultaneously supporting our mission by bringing heart, health, and humanity to food in each new community we enter.
Amplify our Brand Expression Through Collaborations
We have recently tapped into a new mode of guest engagement through brand collaborations with genuine CAVA fans. Our first campaign with top influencer, Emma Chamberlain, in 2022 drove incremental traffic, increased brand awareness with the Gen Z audience, and helped CAVA be voted for the first time as one of upper income female Gen Z’s top five favorite restaurant brands in a third-party survey. We see opportunities to build upon this success and execute other brand collaborations to fortify our brand awareness across attractive demographics.
Grow our Social Community
A core strength of our brand is our passionate fan base that engages on social media. With hundreds of thousands of followers across our social communities and over 2 million engaged ‘likes’ on TikTok, these channels allow us a deeper way to engage our guests and reinforce our brand essence. We intend to continue to use dynamic content, relevant cultural moments, micro-influencer partnerships, and other partnerships to grow our community and drive brand awareness.
Leverage our CPG Offerings
Our Consumer Packaged Goods, sold in over 900 grocery stores nationwide, give us an opportunity to engage with consumers through multiple, high-value touchpoints that amplify brand awareness. Whether on a grocery store shelf or in a refrigerator in a guest’s home, this channel allows for increased awareness of the CAVA brand.

Capitalizing on our Significant Investments in Infrastructure
We have made significant investments in our infrastructure across critical areas of our business to support our future growth and provide operating leverage, including the following:
•Technology Infrastructure: Our robust infrastructure, including a unified data warehouse and master data management platform, allows for clean, consistent, and actionable data across the enterprise.
•Digital Platform: We have built a fully integrated digital platform based on an agile, flexible, and scalable micro-services architecture, including dynamic content management and order flow throttling capabilities.
•Catering: Our proprietary catering CRM supports our channel growth opportunity.
•Manufacturing: We currently operate a 30,000-square-foot production facility in Maryland and recently commenced building a state-of-the-art production facility in Virginia. Our proprietary dips and spreads are centrally produced to enable our restaurants to focus on all other aspects of food preparation. We expect that our production facilities will support up to 750 restaurants, as well as our CPG business, with the potential to add additional capacity over time.
•Supply Chain: We have established a direct sourcing model comprised of trusted growers and ranchers who will enable us to maintain the quality and consistency of our ingredients as we scale.
•People: We have made significant hires across key functional and operational areas.
We believe these investments will continue to enable consistent, cost-effective production while deepening our competitive advantage and extending our leadership in the Mediterranean category.
Our Menu
Culinary Philosophy
We have designed our menu to offer vibrant Mediterranean flavors for guests to discover and crave. Fresh, high-quality ingredients are the foundation for our food, inspired by our Mediterranean roots that unite taste and health. We make it deliciously simple to eat well and feel good every day.
Menu Overview
Our quality ingredients and from-scratch recipes set us apart. Our carefully crafted offerings with fresh ingredients and bold flavors, combined with the Mediterranean spirit of generosity, provide us with differentiated, broad appeal across dayparts. Our guests can choose a chef-curated meal or customize a delectable meal from our myriad of options below:
•Build-Your-Own-Bowl or Pita – Our 38 ingredients offer near endless customization for our guests to build meals tailored to their personal preference without making compromises and allow them to experiment and explore new flavors and foods.
•Chef-Curated Bowls and Pitas – Introduced in 2020, our in-house chef-curated bowls and pitas are designed to maximize flavor pairings. For guests new to CAVA who are pressed for time or who would rather defer to our in-house chef’s expert culinary creations, these menu items help simplify the ordering process and offer complementary, bold flavors to discover.

•Drinks – Our seasonal juices and refreshing iced teas are made in-house daily, blending the vibrant flavors of the Mediterranean with familiar favorites. We also offer multiple fountain sodas that use Fair Trade Certified ingredients, sparkling waters, and other beverage options.
•Sides – Our side pitas are made with seven wholesome sprouted grains, loaded with lentils and wheat berries to make our pitas bigger, fluffier, with an all-around amazing taste. The side pitas are offered warm, are complimentary with the purchase of each bowl, and were created for CAVA by a Brooklyn-based bakery supplier. Our irresistible pita chips are cooked in-house daily in small batches and pair well with our signature CAVA dips and spreads.
•Desserts – Our delicious dessert options are created in partnership with leading bakeries, such as our Salted Chocolate Oat Cookies made by Whisked, a woman-owned bakery.
•Kid’s Meals – Our Kid’s Meals make CAVA accessible for families with younger guests and include a mini version of our Build-Your-Own-Pita with a side of pita chips or carrots sticks, and a choice of milk or juice.
Our Proprietary, Signature Dips and Spreads
Our proprietary dips and spreads used in our restaurants are centrally produced, which helps us maintain strict standards for quality, sustainability, and transparency, and provides our guests with a consistently delicious experience. In line with our culinary ethos, we use fresh, high-quality ingredients, such as fresh dill, garlic, cucumbers, and a yogurt blend used in our popular Tzatziki, to produce our dips and spreads. Our rigorous standards, combined with fresh ingredients in our dips and spreads at scale, provides a point of differentiation to our guests. We believe our ability to produce dips and spreads is difficult to replicate and serves as a competitive advantage.
Our proprietary, signature dips and spreads include:
•Crazy Feta – CAVA’s signature feta, whipped with jalapeño, onion, and olive oil for just that right level of spicy.
•Harissa – a Greek spin on a traditional North African spicy chili pepper paste with a vibrant tomato flavor.
•Roasted Eggplant Dip – roasted eggplant that is emulsified with olive oil and lemon juice, combined with parsley, onions, and garlic.
•Roasted Red Pepper Hummus – fresh roasted red peppers, puréed with chickpeas, tahini, and garlic.
•Traditional Hummus – a guest favorite and CAVA classic featuring organic chickpeas puréed with tahini, lemon juice, fresh garlic, salt. No oil here!

•Tzatziki – made with Greek yogurt, fresh shredded cucumber, and dill that is thick, creamy, and brightens everything.
We also centrally produce and offer a selection of our proprietary, signature dips, spreads, and dressings as consumer-packaged goods, which are available at Whole Foods Markets across the country, regional grocery chains, and local independent providers in select markets. We believe our CPG offerings amplify our brand awareness by providing guests with multiple touchpoints to engage with us outside the four walls of our restaurants. In addition to the dips and spreads described above, our CPG offerings include:
•Everything Bagel Labneh – thick, strained Greek yogurt with a Mediterranean-inspired everything bagel spice mix.
•Spicy Labneh – a thick and luscious extra-strained Greek yogurt with our own secret mix of spices.
•Organic Traditional Hummus – USDA certified organic version of the traditional hummus used in our restaurants.
•Spicy Hummus – a fan favorite featuring the smooth flavor from our traditional hummus, plus harissa.
Culinary Innovation and Seasonal Offerings
We fuel continuous discovery through a powerful culinary innovation engine with introductions to our quarterly seasonal menu and an ongoing evolution of our core menu. We strive to continuously engage our guests by providing a gateway to discover new and exciting flavors and ingredients from our Mediterranean pantry. We believe this enables our guests to feel more adventurous, builds excitement around our menu, and helps to grow our expanding base of loyal CAVA fans.
We have developed an extensive stage-gate culinary development process to assess the viability of new menu items, ingredients, and flavors. We use a phased approach, beginning with ideation, to development and testing, and ending with launch and review of a new menu item, ingredient, or flavor. We believe this process for culinary innovation provides several advantages, including early identification of any impediments to scalability and necessary refinements, and a reduction in complexity, enabling us to develop and launch successful new menu items, ingredients, and flavors. We utilize this process to innovate both our core menu and our seasonal offerings.
Core innovation helps guests continue to explore our menu, expanding from familiar staples to new, innovative flavors. For example, we offered seasonal balsamic date vinaigrette in our Fall 2022 menu, which was well-received by our guests. In addition, in our Fall 2022 menu, we highlighted a trending ingredient from our Mediterranean pantry: the deglet noor date. We created a touch of sweetness to add a new layer to our high-definition flavors. We also introduced our Sweet + Spicy Chicken Pita in October 2022, combining our highly popular Harissa Honey Chicken with our limited time only balsamic date vinaigrette for a sweet, fiery satisfaction. As part of our core innovation, we are focused on broadening our offerings to increase guest frequency and attract new guests. For example, our nine-grain sprouted customized pita and curated pita category was launched in the fall of 2021 with an aim to attract guests looking for sandwiches.
We utilize our seasonal menus to audition ingredients and bowls to add to the year-round menu and to highlight fresh ingredients available from our growers and ranchers. Our new seasonal menu offerings are informed by guest purchase and customization habits, and generally increase order frequency as guests sample our new offerings. Our top-selling seasonal offering in summer of 2022 was our Lemon Chicken Bowl, which was released in summer of 2021 to great reviews and brought back in summer of 2022. We also offer seasonal juices and teas that are made in-

house, such as our recently released seasonal pineapple apple mint juice. We seek to develop unique drink flavor profiles that pair well with our food.
Our Values and Our People
Our Values
Our values are foundational to how we operate all facets of our business. They are:
•Generosity First, Always - We lead with kindness. Our best work happens when we act in service of others.
•Constant Curiosity - We are eager to learn, grow, and explore beyond the obvious.
•Act with Agility - We welcome change; it’s the only constant. We embrace, adjust, adapt.
•Passion for Positivity - We greet each day with warmth and possibility.
•Collective Ambition - We have high aspirations that are achieved when we work together with a shared purpose.
Our values build upon our mission and set a clear foundation for expected behavior from all Team Members, which we believe allows us to maximize opportunities for growth and development.
Our People
From the very beginning, our founders were focused on ensuring CAVA treated all Team Members with generosity – we believe the health and well-being of our Team Members are just as important as the health of our food. Becoming a Team Member means joining a vibrant community with a service mindset that values individual voices and seeks to create equitable experiences for all. Our Team Members are the heart and engine of our company, the foundation upon which we continue to build as we grow across the country. We look to hire Team Members who are passionate about our mission and values and will strive to embody the Mediterranean Way, creating a welcoming environment for our guests and other Team Members.
We are committed to bringing heart, health, and humanity to food and believe our Team Members’ satisfaction is critical to delivering on that mission. As part of our strong culture that includes an open-door policy and opportunities for Team Members to have their voices heard, we survey our Team Members several times annually to assess our culture and receive recommendations for improvement. We are proud of the results we achieved in our 2022 employee engagement survey, in which our Team Members indicated that they would recommend working at CAVA and feel committed to the organization. This is also evidenced by our eNPS score in the 71st percentile, which indicates a high level of commitment according to Denison Consulting, which conducted our 2022 Team Member engagement survey.
Our support center Team Members regularly travel to our restaurants to gather feedback from our restaurant Team Members on how to improve our operations and incorporate the CAVA standards across all our restaurants.

As part of our Collective Ambition value, we believe that each Team Member plays a role in the success of our brand. Our “Partners in Service” program exemplifies this value. Under this program, all our support center Team Members are encouraged to put on a CAVA uniform once per quarter and work “Shoulder to Shoulder” with our Team Members in our restaurants. In addition, certain top-performing restaurant Team Members are invited to our support center every quarter for a “Center at the Source” experience, where they learn about our support center functions and participate in sessions with our support center Team Members.
We believe that recognition and rewards are key to a healthy and vibrant culture. We offer competitive compensation and benefits, including medical, dental, and vision insurance, 401K matching, an Employee Assistance Program that covers paid mental health benefits and counseling for all Team Members and their household members, elder care services, alcohol and drug dependency programs, continuing education and college planning, marriage and relationship counseling, relocation guidance and family planning assistance. We offer short- and long-term incentive programs for Team Members holding a position above General Manager, as well as Team Members in our collaboration center and support centers. Our General Managers participate in our short-term incentive program.
As of December 25, 2022, we employed approximately 6,900 Team Members in our restaurants and 300 within our manufacturing and collaboration center organizations.
Training and Development
We pride ourselves on building an engaged, diverse workforce and providing a welcoming workplace that enables us to train, retain, and promote Team Members across all levels of our company. We believe our investment in training and developing our Team Members is a key driver of the success of our new restaurant openings and will enable us to create and maintain a robust pipeline of high-performing talent to support our continued growth.
A key component of our Team Member development pipeline includes a nationwide training network led by our Academy General Managers. The Academy General Managers are leaders that we have identified as achieving strong operational and financial results at the restaurant they are in charge of. Each Academy General Manager has been certified in three areas of excellence: business acumen, operational standards, and CAVA Culture. They supervise overall training and development, including for our new General Managers, within the specific geographical market they are responsible for.
We aim to identify new General Managers in advance of their new restaurant opening to help ensure they are trained and prepared with the tools necessary to be successful. Our goal is to internally promote 75% of our General Managers and 100% of our Academy General Managers. As of December 25, 2022, we had 29 Academy General Managers, all of whom were internally promoted, and we intend to have approximately 50 Academy General Managers by the end of 2023.

We provide our Team Members a clear path for advancement to grow from a Team Member into an Academy General Manager, as seen in the development path below:
Social Impact
Generosity is at the core of CAVA – to our guests, Team Members, and community. Grounded in the Mediterranean Way, we have always believed that food can be a force for good.
Utilizing food as a force for good, we cultivate relationships with our neighbors through local food-based non-profit groups. We have raised more than $0.5 million to support organizations, including Future Chefs, Grow to Learn NYC, the Maryland Food Bank, the Nashville Food Project, and Urban Roots. In addition, we host Community Days when we open a new restaurant, where we provide free meals to all who come through our doors. We suggest and match donations received on Community Days to benefit local nonprofit partners that focus on underserved neighborhoods.
In line with our mission of bringing heart, health, and humanity to food, we provide multiple days of paid leave for community service per year to all Team Members to encourage them to engage and give back to their respective communities. We have also created our non-profit Goodness Fund to support our Team Members in times of need.
Commitment to Diversity, Equity, and Inclusion
We are strongly committed to supporting and engaging all Team Members through our diversity, equity, and inclusion initiatives. Diversity Cultivation is one of the seven core competencies we use to evaluate a Team Member's performance on an ongoing basis. We have formed a Team Member resource group, Allies in Motion (AIM), which encourages our Team Members to celebrate and learn about underrepresented groups to build a better world for our guests, other Team Members, and community. In 2022, we launched our Reverse Mentor program, where Team Members in an underrepresented group act as a mentor to senior leaders, including our Chief Executive Officer, to help them become better allies. In addition, on average, we rank in the top quintile within the diversity and inclusion category, based on our Team Members’ responses to our 2022 Team Member engagement survey.

Our Restaurants
As of December 25, 2022, we had 237 restaurants across 21 states and Washington, D.C. We are in the early stages of fulfilling our total restaurant potential. Based on our internal analysis and third-party research, we believe there is potential to have more than 1,000 CAVA restaurants in the United States by 2032. We currently have a strong new restaurant pipeline with more than          new sites for which we have signed letters of intent as of                      , 2023, which is well in excess of our planned new restaurant openings in 2023 and 2024.
New Restaurant Development
Development Strategy
We take an intentional, measured approach to developing our restaurant base expansion. In 2016 we decided to pursue a “coastal smile” strategy. We believed there was unmet consumer demand for healthful and flavorful Mediterranean food in the coastal states and the Sun Belt, where we had identified a trend of positive net population migration as well as a movement from cities to suburbs. The Zoes Kitchen acquisition, in 2018, with its quality real estate locations, helped us accelerate that strategy, allowing us to rapidly expand in a capital-efficient way, particularly in the Sun Belt and the suburbs. With our current footprint spanning across almost all coastal states, we plan to build upon our “coastal smile” strategy and increase density in our existing markets, while expanding into new geographies, such as the Midwest and South Florida.
In building and executing our pipeline, we take a balanced approach and qualify designated market areas (“DMA”) as established, growth, emerging, and greenfield before establishing targets for new restaurant openings in these different DMAs. We also consider diversity of locations across suburban and urban markets, as well as specialty locations. We will continue to focus on expanding our footprint in a variety of markets, including college campuses and transit hubs, with the majority of our growth expected in suburban markets.
Market Evaluation and Site Selection
Our market evaluation and site selection process is data-driven: we institute a series of decision guardrails and complete multiple desktop reviews and site visits before proposing potential sites to our Real Estate Committee for review. This committee follows a detailed process to help ensure quality, financial responsibility, and overall adherence to our goals. We leverage our internal and external capabilities to understand our existing and potential new markets and identify new sites by analyzing characteristics including geography, presence of peer brands, demographic and psychographic data, urban/suburban balance, foot- and vehicle-traffic, retail, and daily needs, employment and daytime activity, adjacent retailers, and volume potential. We continually refine our processes using data insights and other factors identified from successful openings. This stringent process and its series of checks and balances have enabled us to develop a strong pipeline for further growth and demonstrate proven portability across markets and geographies.
Restaurant Design and Format
The design of our restaurants is intended to feel both modern and down to earth, with a warmth that reflects the vibrancy of our food and our mission of bringing heart, health, and humanity to food. Our restaurants are living brand billboards, which serve as gathering places for our guests to experience the flavors and generosity of the Mediterranean Way.
Our restaurant designs are flexible and adaptable to fit any site, which allows us to enhance and tailor our format to our guests’ preferences, including their preferred channels. Each restaurant includes walk-the-line ordering (other than CAVA digital kitchens) and digital pick-up capabilities, as well as a separate digital make line to maximize throughput. Our restaurants generally range from approximately 2,000 to 3,000 square feet in size and seat approximately 35 to 55 guests indoors. As of December 25, 2022, we offered drive-thru pick-up at 18 locations and currently expect that a significant portion of our new restaurants opening in fiscal 2023 and beyond will have drive-thru pick-up capabilities.
We are currently piloting CAVA digital kitchens in select markets to serve as centralized production hubs, which will allow us to expand into the catering category while simultaneously serving individual guests through a digital-only fulfillment model that supports our market growth and removes operational complexity as compared to our traditional restaurants. We are also currently piloting CAVA hybrid kitchens to enhance our catering production capabilities in select markets where we believe there is, and will continue to be, strong demand for our catering services, which, in turn, will support our market growth.
New Restaurant Openings and Conversions
We have rapidly increased the number of CAVA Restaurants, growing from 22 CAVA restaurants at the end of 2016, to 72 CAVA restaurants at the end of 2018 and 237 at the end of 2022. Encouraged by positive results from initial conversions of Zoes Kitchen locations into CAVA restaurants, we decided to accelerate our conversions of Zoes Kitchen locations in 2020. In fiscal 2021 and 2022, we had 59 and 73 Net New CAVA Restaurant Openings (including conversions from Zoes Kitchen locations), respectively. As these restaurants continue to mature, we expect they will continue to grow and generate higher AUV. We anticipate having 60 to 70 Net New CAVA

Restaurant Openings in fiscal 2023, which includes the remaining 28 conversions of Zoes Kitchen locations that we expect to complete by the fall of 2023.
The following is a fiscal quarter-end summary of new CAVA openings since the beginning of fiscal 2021 and number of CAVA restaurants as of the end of each fiscal quarter:

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022(1)	Q3 2022	Q4 2022
Net New CAVA Restaurant Openings(2)	6	9	24	20	13	18	19	23
CAVA Restaurants	111	120	144	164	177	195	214	237
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(1)Reflects one permanent closure.
(2)In Q1 2021, Q2 2021, Q3 2021, Q4 2021, Q1 2022, Q2 2022, Q3 2022, and Q4 2022, there were 5, 9, 22, 18, 13, 17, 17, and 16, respectively, new CAVA restaurants that were converted from Zoes Kitchen locations.
The following chart sets forth the fiscal 2022 CAVA AUV and CAVA Restaurant-Level Profit Margin for CAVA restaurants, excluding CAVA restaurants converted from a Zoes Kitchen location, categorized by the year in which such CAVA restaurants were opened:

A typical CAVA restaurant, including a Zoes Kitchen conversion to a new CAVA restaurant, takes between 15 and 20 weeks from start of the build to opening of the restaurant. The average initial investment to build a new CAVA restaurant typically ranges from approximately $           to $           , excluding pre-opening costs and net of tenant allowances. The average initial investment to convert a Zoes Kitchen typically ranges from approximately $0.6 million to $0.7 million, excluding pre-opening costs and net of tenant allowances, and therefore represents a capital-efficient way to open new CAVA restaurants.
Our in-house design and construction team has been built for scale, as demonstrated by the rapid expansion of the number of CAVA Restaurants over the last two years. Our team has established a national network of regional general contractors, employing a mixed approach of bidding, direct purchasing, and strategic negotiation to help ensure the best value and high-quality construction. We lease all of our restaurant locations and often receive tenant allowances, and/or rent credits for leasehold improvements.
Zoes Kitchen Location Conversions
Our acquisition of Zoes Kitchen in 2018 allowed us to rapidly expand in new and existing markets by converting Zoes Kitchen locations to our CAVA brand. This has enabled us to accelerate our growth, drive brand awareness and create economies of scale. Since the Zoes Kitchen acquisition, through December 25, 2022, we have successfully converted 125 Zoes Kitchen locations into CAVA restaurants.

After the acquisition and through the end of fiscal 2020, we converted eight Zoes Kitchen locations, which achieved significantly stronger post-conversion financial results as compared to pre-conversion results. This guided us to accelerate our conversion timeline. In fiscal 2021, we converted 54 Zoes Kitchen locations, which achieved post-conversion CAVA AUV of $2.0 million during fiscal 2022, compared to pre-conversion AUV of $1.4 million during fiscal 2019. We are further encouraged by the results of the 63 Zoes Kitchen locations that we converted in fiscal 2022, which are in line with the increase in sales that we have historically experienced following conversion, further highlighting the strength and broad appeal of the CAVA brand as well as our operational efficiencies.
Conversions are a capital-efficient way to open new CAVA restaurants. The average cost to convert a Zoes Kitchen location, excluding pre-opening costs and net of tenant allowances, was $0.7 million and $0.6 million for fiscal 2022 and fiscal 2021, respectively. We expect to complete the conversions of the remaining 28 Zoes Kitchen locations by the fall of 2023.
Sourcing, Manufacturing, and Distribution
Our Sourcing and Supply Chain
We have invested in vertically-integrated manufacturing capabilities and built a differentiated directly-sourced supply chain with more than 50 trusted suppliers and partners. Our dynamic, resilient, and diverse supplier network enables consistency, scale, and mutual prosperity as we grow. We have successfully scaled our diverse supplier network as we have grown our restaurant footprint nationally, while assisting the mutual growth of our suppliers. We conduct site visits to our main suppliers to maintain our strong relationships and seek to ensure that they adhere to our high-quality standards. We continually evaluate the strength and diversity of our supply chain against our strategic growth plans to best identify and secure any potential sourcing needs well in advance of our growth. We source 85% of our ingredients (based on total spend for fiscal 2022) directly from growers, ranchers, and producers that serve as our dedicated partners.
We deeply value the robust relationships that we have established with our suppliers and believe the strength of our relationships has been a key factor in our ability to achieve mutual growth. These deeply rooted relationships embody our values while reflecting the diversity of our menu. Our unique sprouted pita is an example of the care we put into selecting and partnering with our suppliers. Sprouted grains are traditionally a difficult ingredient to work with, so we collaborated closely with our supplier in Brooklyn, New York to help ensure a final product for our guests that is consistently high-quality and differentiated from our competitors. Other examples include our partnership with a Montana-based farm to supply black beluga lentils for our tabbouleh, and the olive oil and kalamata olives we source from a family-owned business, who are our long-time partners based in the Peloponnesian region of Greece, the same region our founders’ families are from.
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*Based on total spend for fiscal 2022.

Manufacturing and Distributing
We currently operate a 30,000-square-foot production facility in Laurel, Maryland, and we recently commenced building a state-of-the-art production facility in Verona, Virginia, which is expected to commence operations by the first fiscal quarter of 2024. We expect that our production facilities will support up to 750 restaurants, as well as our CPG business, with the potential to add additional capacity over time.
These strategic investments in our in-house production capabilities have provided us with several key advantages:
•our centralized production process to create our proprietary, signature dips and spreads, together with our use of fresh ingredients, provides our guests with a consistent and higher quality offering in line with our culinary ethos;
•our centralized production also removes a labor-intensive process from the restaurants, increasing our operational efficiency and time spent with our guests; and
•our manufacturing facilities and capabilities are difficult to replicate at scale, serving as a competitive advantage.
We manage all in-bound freight for our directly sourced ingredients, and we directly transport our proprietary, signature dips and spreads from the production facility to our regional distribution partners who then distribute these ingredients and finished goods to our restaurants.
Sustainability
We seek to build collective long-term value for our guests, partners, and communities. We believe that bringing heart, health, and humanity to food requires us to focus on our sustainability practices, which we periodically assess, review, and evaluate. These practices include:
•Sustainable ingredient sourcing. We hold ourselves to high standards for quality, safety, sustainability, transparency, and traceability. We use recognizable ingredients that are clean-label friendly. We source meats from farmers that do not treat their animals with added hormones or antibiotics, as well as dairy products from farmers that do not treat their cows with rbST. Select ingredients, such as the chickpeas used in our CPG hummus, are from certified organic sources. We also offer multiple fountain sodas which use Fair Trade Certified ingredients, sparkling waters, and other beverage options. Certain new suppliers are requested to verify their sustainability and sourcing credentials as part of our on-boarding process.
•Food waste. We are focused on managing food waste and have instituted practices and protocols to help us more accurately calibrate our food production volume and reduce waste. For example, we train our Team Members in “thoughtful cooking,” our internal tool to help ensure we are prepping the right amount of food during different dayparts, as well as effectively managing our ordering and inventory. Furthermore, our restaurants are expected to account for food waste at the end of every day.
In addition to our focus on managing food waste, in certain locations, we have formed food donation and food resale partnerships to reduce the environmental and financial impact of unsold food. We also have a policy that aims for no “hard transitions” for seasonal menu and packaging changes throughout the supply chain, which helps us reduce waste of food and packaging, even as we launch new seasonal items.
•Plant-based offerings. We aim to provide more sustainable options for our guests by offering a variety of plant-based (vegetarian and vegan) mains, dips, toppings, and dressings. We seasonally promote our plant-based offerings, such as our White Sweet Potato offered in winter of 2021 and 2022, at least once per year to drive availability and awareness of our plant-based offerings.
•Food packaging. We strive to offer recyclable, reusable, and/or compostable materials in all of our food packaging. For example, we have a commitment to use paper straws and only offer plastic straws upon request.

Our Guests
We believe the attractiveness and diversity of our food, flavors, and formats result in differentiated, broad guest appeal. We attract a diverse base of highly engaged and habitual guests who resonate with our mission and the Mediterranean Way. Our guests span gender lines and age groups with a strong Millennial and a growing Gen Z contingent as well as all income brackets:
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(1)As measured from February 4, 2022 to February 3, 2023.
We have experienced consistent success engaging with, and attracting, loyal guests across several markets and geographies. As we expand our footprint nationwide, we will continue to reach new guests and convert existing guests to loyalty members.
Our Brand and Marketing
Our marketing strategy is anchored in our growth mindset and centered on the needs of our guests. We are focused on creating, capturing, and retaining new demand by increasing our brand awareness while also building upon our existing value proposition to our guests.
Our brand experience is designed to be joyful and generous, in alignment with our mission. We recently introduced a warmer and more vibrant expression of the CAVA brand, with a new brand logo and a refresh of all brand touch points. This includes our new web and CAVA app experiences, our future restaurant prototype design, and an overhaul of our brand assets.

Brand Awareness
We leverage our large guest database to conduct organic and targeted marketing. We have strong and growing brand awareness levels in both existing and new markets and across multiple demographics, particularly with Gen Z and Millennials. Our aided brand awareness has grown from 41% in the first half of fiscal 2021 to 44% in the second half of fiscal 2022. We believe there is significant runway to further increase brand awareness and guest engagement among both new and existing guests, and across markets, and demographics.
Brand Marketing
Our diverse guest engagement touchpoints create an integrated guest experience ecosystem. We utilize brand campaigns across a variety of paid, owned, and earned channels to reinforce our mission and extend the reach of our brand. Our paid channels include Google, Instagram, TikTok, influencer and creator partnerships, and out-of-home advertising. Our owned channels include our restaurants, loyalty program, CPG offerings, CAVA website, CAVA app, and CAVA social media. We also use a seasonal framework to generate excitement around new menu offerings several times a year.
We have proven strength in our approach to community engagement and social listening, a key pillar of our marketing strategy. The results of our efforts are evident as we consistently outperform competitors across key social engagement measures, such as the following based on a 2022 Sprout Social report:
•48.5% Instagram net follower growth in fiscal 2022, as compared to our competitors who averaged 2.6%; and
•2.5x average social engagement per Instagram follower, as compared to our competitors who averaged 1.8x.
We have proven our strength in extending the reach of our brand through innovative partnerships with genuine CAVA fans. Our 2022 collaboration with Emma Chamberlain grew organically, after a tub of CAVA Spicy Hummus made an appearance in one of Emma’s popular YouTube videos. We partnered with Emma to bring her favorite Spicy Hummus to our restaurants and collaborated with her to design new culinary offerings, such as Emma’s Fire Bowl and Emma’s Spicy Snack, as well as custom merchandise, supported by a fully integrated marketing campaign. The CAVA x Emma Chamberlain partnership drove incremental traffic, increased brand awareness with the Gen Z audience, and helped CAVA be voted as one of upper income female Gen Z’s top five favorite restaurant brands in a third-party survey for the first time. We see opportunities to build upon this success and execute other brand collaborations to fortify our brand awareness across attractive demographics.
Restaurant Marketing
We strive to provide our guests with the warm and welcoming feeling of the Mediterranean with each visit to our restaurants. We host Community Days when we open a new restaurant, where we provide free meals to our guests and collect and match donations for local nonprofits, to better engage with our community and share the Mediterranean Way with new and existing guests. In addition, we have organized local marketing campaigns, such as sponsoring fundraiser events for high school and college organizations where attendees are provided with discounts on CAVA meals, and have donated proceeds from such meals to the fundraiser. Our authentic engagement with the communities we serve reinforces our mission and drives interest and excitement for our brand, which in turn helps to attract guests and support the strong performance of our restaurants.
We also leverage our large social media following and frequently advertise our restaurant openings on social media channels like Facebook, Instagram, and TikTok. We also from time to time deliver flyers and menus to the homes and offices in the neighborhood to drive awareness and excitement around new restaurant openings.

Our Digital Ecosystem
Guest-Facing Digital Platform
We are focused on executing our digital strategy to provide the convenience and personalized engagement that our guests deserve. We dynamically surface content on any mode of engagement, whether on the CAVA app, website or in the restaurant, as demonstrated by our digital menu board and other digital capabilities. This vibrant digital experience enables a seamless and personalized ordering experience for our guests across multiple sales channels. We plan to continue to improve and personalize ways for guests to engage with CAVA. For example, leveraging our in-restaurant digital menu boards and CAVA app, we plan to highlight top trending mixes and provide our guests with loyalty program rewards when they select such combinations.
Our digital experience provides a feeling of “digital hospitality” that removes friction from the guest experience, including a visual bowl and pita builder that mimics our in-restaurant experience. Our CAVA app has been downloaded more than 1.7 million times from the Apple Store and has a 4.9-star Apple Store app rating from over 65,000 reviews.
Our success across channels is reflected in our 51% growth in digital sales in fiscal 2022 and a 27% higher average guest check for digital orders compared to in-restaurant orders. Moreover, our digital guests typically engage with us in more than one channel.
Loyalty Program
We strive to build an emotional connection with our broad mix of guests through our hospitality, flavors, and unique brand. Our CAVA Rewards membership continues to rapidly grow, with approximately 3.2 million total loyalty members as of the end of fiscal 2022, representing a 53% increase in loyalty membership in fiscal 2022 and approximately 13,500 members per restaurant. Our loyalty members represented 24% of our sales for fiscal 2022.
We believe our loyalty program’s personalized guest experience, combined with our digital ecosystem, enables us to grow program membership and increase guest engagement by:
•engaging directly with our guests through personalized content, push, e-mail, and in-app notifications, which are more economical and efficient than engaging with guests via traditional digital ad-buying marketplaces;
•launching digital menu exclusives to drive adoption, provide tailored recommendations to increase average spend, and introduce engagement challenges to drive frequency with key guest segments; and
•providing fast, integrated guest support to efficiently address our guests’ concerns, which helps to carry our core brand ethos throughout our digital channels.

We are evolving our loyalty program and creating a more personalized experience by providing unique digital content in the CAVA app powered by our digital ecosystem, offering physical items such as merchandise, and making cross-channel offers to develop a richer emotional connection with our guests.
In-House Technology Infrastructure to Support Operations at Scale
We have made significant investments in our technology infrastructure to support our growth for the foreseeable future. Since 2016, we have significantly invested in expanding our technological capabilities. These investments include:
•a centralized master data management system which drives decision-making and insights across menu and inventory management, labor management, guest data, and third-party integration; and
•micro-services architecture which accelerates software development and provides horizontal scalability to support our growth.
These investments help improve integration of the service experience across multiple channels and allows us to quickly adapt to changes in channel demands.
Operations
Accountability is the foundation of our commitment to operational excellence. Our restaurant scorecards and incentive plans incorporate both financial and operational results, with a strong focus on food safety and training. This provides us with a clear method to consistently measure and evaluate our Team Members to hold them accountable to defined standards. We firmly believe that the successful execution of those programs leads to better operational and financial results.
Restaurants
Our restaurant-level operations are designed for scale without diminishing quality or performance. We have an established framework to maximize day-to-day operations, including labor scheduling and deployment and “thoughtful cooking” – our internal tool to help ensure we are prepping the right amount of food during different dayparts. Each restaurant also has a full cook suite and a dedicated make line, which enables us to continuously innovate our menu across our national footprint, while supporting current, and future growth.
As an example of our operational rigor, we have placed significant focus on simplifying and modernizing the experience of our guests and Team Members to capture efficiencies, including:
•incorporating select pre-sliced and pre-cut ingredients to provide consistent quality and simplify food preparation;
•simplifying the digital order system to enable better accuracy and increased throughput in digital ordering execution;
•enhancing the point-of-sale interface to streamline order capture and prompt incremental orders, driving increases to average spend per guest; and
•developing a fully integrated system that consolidates all digital orders (including third-party platforms) into one single display that prints out a standardized receipt regardless of platform.
We constantly evaluate potential initiatives to drive improvements across our operations, and we aim to continuously have a robust pipeline of future opportunities planned or in development.
Quality and Food Safety
We are deeply committed to food safety. Our independent food safety and quality assurance (“FSQA”) team establishes and monitors our food safety programs and protocols and is responsible for reviewing and ensuring that our vendors and suppliers, our restaurants and restaurant Team Members, and our production facilities operate in compliance with our food safety standards and federal and state legal requirements.
Our approach to food safety is interdepartmental. Our FSQA, supply chain, culinary, and operations teams work together to implement our standards for food safety, restaurant cleanliness, and employee health protocols. For example, our culinary team coordinates with FSQA and evaluates potential food safety issues before we launch new product offerings. Together with the FSQA team, the culinary team creates proper food handling processes for each new ingredient as part of the development and testing phase of our stage-gate culinary development process.
We review the safety and quality records as well as general insurance coverage of new suppliers as part of their onboarding. We perform site visits to verify that the ingredients we source are consistent with our specifications and to evaluate our suppliers’ compliance with our food safety standards and requirements. Furthermore, we periodically review our main suppliers’ compliance with their own internal processes and review their third-party audits.
In addition, we periodically conduct reviews, educational training, and whiteboarding sessions for our FSQA team in an effort to confirm that our ongoing food safety practices across our restaurants, CAVA digital kitchens, CAVA hybrid kitchens, and CPG operations are robust and efficient.
Our Restaurants, CAVA Digital Kitchens and CAVA Hybrid Kitchens
To enhance our compliance with food safety and other regulatory requirements, our restaurants utilize technology that is customizable, providing flexibility to design and implement processes tailored to our specific needs. We contract with third-party auditing services to regularly monitor restaurant performance through unannounced and announced food safety assessments with program standards that are designed to meet the requirements of local health departments. We intend for these inspections to institute active managerial control in our restaurants to maintain our strong food safety culture. Furthermore, we conduct routine trend analysis of food safety issues to identify any potential non-compliance with our food safety standards. Our FSQA team reviews and evaluates the results of third-party inspections and coordinates responses and remediation where appropriate, with our operators and personnel responsible for facilities management.
In addition to the initial job training and onboarding, we conduct periodic food safety training modules that all restaurant Team Members are required to complete. To align incentives and increase accountability across our company, adherence to food safety standards at restaurants are taken into account in determining the compensation of our General Managers and Academy General Managers.
Our Production Facilities
The food safety processes and systems at our production facilities are designed to mitigate the risk of contamination and illness and to help ensure compliance with applicable food safety regulations and standards. As required by our food safety programs, we have developed and implemented comprehensive Good Manufacturing Practices and food safety plans.
We maintain third-party certifications for our production facility in Maryland. The third-party certifications provide an independent and external verification that our ingredients, food products and/or processes comply with applicable food safety regulations and third-party standards. We expect to apply for the same third-party certifications for our state-of-the-art production facility in Virginia once we commence operations at the facility, which we expect to do so by the first fiscal quarter of 2024. Our BRC certified production facility in Maryland is a federally inspected facility that complies with the FDA and the Maryland Department of Public Health requirements. In addition, for certain of our offerings, we comply with standards set forth by organic and kosher certifying agencies and the Gluten-Free Certification Organization, as we aim to share the Mediterranean Way with as broad an audience as possible.
We conduct periodic food safety audits at our production facilities and have instituted an extensive product and ingredient recall and withdrawal system. To prepare for contingencies, we have protocols that we believe will allow us to manage food safety incidents at our production facilities in a timely manner. As of the date of this prospectus, we have not encountered any material complaint concerning food safety at our production facility. However, despite our strict quality controls, there may from time to time be issues or concerns with respect to our ingredients and food at our production facilities. See “Risk Factors—Risks Related to Our Business and Industry—Food safety and food-borne illness concerns may harm our business.”
Our Properties
Our collaboration center is located in Washington, D.C., where we currently lease approximately 21,000 square feet pursuant to a lease agreement that expires in 2035. In addition, we have three support centers, all of which are leased. These support centers are located in Brooklyn, New York, which focuses on creative content, St. Louis, Missouri, which focuses on technology and Plano, Texas, which focuses on restaurant and general support functions. We do not currently own any real estate, other than our production facility in Verona, Virginia, which is under construction, and we lease all of our restaurant locations. We believe our facilities are adequate and suitable for our current needs, and that suitable additional or alternative space will be available to accommodate our operations when needed.
Competition
The restaurant industry is highly competitive with respect to, among other things, food quality, and presentation, taste preferences, price, brand reputation, digital engagement, service, value, and location. The food manufacturing industry is also highly competitive with respect to, among other things, food quality, taste, functional benefits, nutritional value, and ingredients, convenience, brand loyalty, and positioning, food variety, product packaging, shelf space, price, and promotional activities. We face significant competition from national, regional, and locally-owned restaurants, including limited service restaurants, particularly within the fast-casual dining and traditional fast-food categories, who offer in-restaurant, carry-out, delivery, and/or catering services. We also compete with grocery stores, meal subscription services, and delivery kitchens, especially those that target guests who seek high-quality food. Our CPG business also faces competition from other producers of dips and spreads and other pantry and food items.
As we expand our geographic presence and develop our digital channels, we anticipate we will face increased competition for channel access. In addition, our competitors will likely grow in number as the Mediterranean food category grows, and we may face the risk that new or existing competitors will mimic our business model, menu offerings, marketing strategies, and overall concept. See “Risk Factors—Risks Related to Our Business and Our Industry—We operate in a highly competitive industry.”
Intellectual Property
We rely on a combination of trademark, patent, trade secret, copyright and other intellectual property laws, as well as contractual provisions, including in employment, confidentiality, and inventions assignment agreements to protect our intellectual property, intangible assets, and associated proprietary rights. Our intellectual property, particularly our trademarks, is material to the conduct of our business and our marketing efforts as our brand recognition is one of our key differentiating factors from our competitors. The success of our business depends in part on our ability to use our trademarks, service marks, and other intellectual property, including our name and logos, and the unique character, atmosphere, and ambiance of our restaurants, to increase brand awareness and further develop our brand reputation in the market. In the United States, we have obtained trademark registrations for key trademarks including CAVA, CRAZY FETA, SPLENDIDGREENS, and CAVA DIGITAL KITCHEN. We have also acquired certain intellectual property in connection with our acquisition of Zoes Kitchen. We are currently pursuing additional trademark registrations in the United States and will continue to pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. We also own one issued patent in the United States, which covers features relating to our sentence builder system and walk-the-line functionality used in the CAVA app. A continuation patent application has been filed that seeks to further broaden the scope of protection for features included in the CAVA app. Multiple patent applications are in progress that are intended to further broaden the scope of protection for features included in the CAVA app and to protect new features that may be included in the CAVA app in the future. In addition, we have registered the cava.com domain name, which we use in connection with our primary online platform.

We have procedures in place to monitor for potential infringement of our intellectual property, and it is our policy to take appropriate action to enforce our intellectual property, taking into account the strength of our claim, likelihood of success, cost, and overall business priorities. See “Risk Factors—Risks Related to Information Technology Systems, Cybersecurity, Data Privacy and Intellectual Property.”
Privacy, Data Protection, and Data Security
Because our business and platform involve the Processing of large volumes of personal information, we are subject to numerous laws, regulations, industry standards, and other obligations relating to privacy, data protection, and data security. Our compliance with our obligations related to privacy, data protection, and data security is important to, among other things, improving user experience on the platform and building user trust. Jurisdictions around the world have adopted or are proposing to adopt laws and regulations relating to privacy, data protection, and data security, and we may become subject to additional requirements and obligations as we expand our operations into new geographic markets. See “Risk Factors—Risks Related to Information Technology Systems, Cybersecurity, Data Privacy and Intellectual Property.”
Government Regulation and Environmental Matters
We are subject to various U.S. federal, state, and local regulations, including those relating to building and zoning requirements, public health and safety and the preparation and sale of food. Our license requirements include those relating to the preparation and sale of food and beverages as well as food safety requirements. In addition, the development and operation of our restaurants depends to a significant extent on the selection and acquisition of suitable locations, which are subject to zoning, land use, environmental, and other regulations and requirements. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our business.
Our operations are subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, as well as rules and regulations relating to the COVID-19 pandemic, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, the FAST Act, which proposes to create a council to set, among other things, minimum wages and working condition standards in the broadly defined fast food industry, and a variety of similar federal, state and local laws (such as fair work week laws, various wage and hour laws, termination and discharge laws, and state occupational safety regulations) that govern these and other employment law matters. We may also be subject to lawsuits or investigations from our current or former employees, the U.S. Equal Employment Opportunity Commission, the Department of Labor, or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination, and similar matters, and we have been a party to such matters in the past. These lawsuits and investigations require resources and attention from our senior management and can result in material fines, penalties and/or settlements, some or all of which may not be covered by insurance, as well as significant remediation efforts that may be costly and time consuming, and which we may not implement effectively.
We are also subject to the Americans with Disabilities Act of 1990 and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations, and other areas, including our restaurants, website, and smartphone applications.
For a discussion of the various risks, we face from regulation and compliance matters, see “Risk Factors—Risks Related to Legal and Governmental Regulation.”
Legal Proceedings
We are subject to various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment related matters. We do not believe that the ultimate resolution of any existing claim would have a material effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations, or cash flows.

MANAGEMENT
Executive Officers and Directors
Below is a list of our executive officers and current directors who are expected to continue to serve as directors following this offering, their respective ages as of December 25, 2022 and a brief account of the business experience of each of them.

Name	Age	Position
Brett Schulman	50	Chief Executive Officer, President and Director
Tricia Tolivar	54	Chief Financial Officer
Jennifer Somers	42	Chief Operations Officer
Robert Bertram	54	Chief Legal Officer and Secretary
Ronald Shaich	68	Chair of the Board of Directors
Philippe Amouyal	64	Director
David Bosserman	66	Director
Benjamin Felt	37	Director
Todd Klein	57	Director
Karen Kochevar	60	Director
James White	62	Director
Theodoros Xenohristos	44	Director
Executive Officers
Brett Schulman has served as our Chief Executive Officer and President, and as a member of our Board of Directors since 2010. Mr. Schulman co-founded CAVA in 2010. Mr. Schulman was a Partner at Snikiddy Snacks, a nationally distributed snack food company, from 2006 to 2015 and served as its Chief Operating Officer from 2006 to 2010. Previously, he held various other financial positions, including Vice President, at Deutsche Bank Alex. Brown and its predecessor Alex. Brown. Mr. Schulman received his B.A. in Behavioral and Social Sciences from the University of Maryland.
Mr. Schulman was selected to serve as a director because of his deep knowledge of our business and his significant executive management and leadership experience.
Tricia Tolivar has served as our Chief Financial Officer since November 2020. Ms. Tolivar was the Chief Financial Officer for GNC from March 2015 to November 2020. On June 23, 2020, GNC Holdings, Inc. filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. Ms. Tolivar served in leadership positions with Ernst & Young from October 2007 to February 2015. Ms. Tolivar was the Chief Financial Officer of the Greater Memphis Arts Council from January 2006 to December 2008 and she held a series of executive leadership positions with AutoZone from 1996 to 2005. Ms. Tolivar received her B.B.A. in Accounting from Emory University’s Goizueta Business School.
Jennifer Somers has served as our Chief Operations Officer since November 2021. Ms. Somers served in several leadership positions from November 2015 to October 2021, including Senior Vice President of Field Operations and International Operations Excellence, at Taco Bell, YUM Brands. Ms. Somers led field operational roles at National Veterinary Associates from January 2015 to November 2015, and at Champion Home Builders from August 2013 to January 2015. Ms. Somers was part of the Operations Strategy team at Mattel from October 2011 to August 2013 and was a strategy consultant at McKinsey & Co. from August 2009 to October 2011. Ms. Somers began her career as an engineer at Lockheed Martin. Ms. Somers received her B.S. in Operations Research & Industrial Engineering from Cornell University and her M.B.A. from the Wharton School at the University of Pennsylvania.

Robert Bertram has served as our Chief Legal Officer and Secretary since September 2021. Prior to joining CAVA, Mr. Bertram was General Counsel and Assistant Secretary for Ollie’s Bargain Outlet Holdings from April 2014 to September 2021. Mr. Bertram was a practicing corporate attorney at McNees Wallace & Nurick LLC from June 2010 to April 2014, and was a corporate and securities industry regulatory attorney at the firm of Stevens & Lee from March 2001 to June 2010. Mr. Bertram has routinely mentored students through the College of the Liberal Arts at Penn State University. Mr. Bertram received his B.A. in Economics from Penn State University and his J.D. from Penn State Dickinson Law School.
Directors
Ronald Shaich has served as chair of our Board of Directors since November 2018. Mr. Shaich is the Managing Partner and Chief Executive Officer of Act III Holdings, LLC (“Act III”), which he founded in January 2018. Mr. Shaich also founded Panera Bread Company, where he served as Chief Executive Officer from 1984 to 2010 and from March 2012 to January 2018, and as a member of its board of directors from 1981 to 2018, including as Chairman between 1988 and 2018. Mr. Shaich chairs the boards of Tatte Bakery and Café, Life Alive Organic Café, a plant-forward café, and Level99, a challenge-based entertainment and food space. Mr. Shaich also sits on the boards of directors of several privately-held companies and organizations including Cambridge Innovation Center, a real estate services company, Clover Food Lab, a vegetarian fast casual café, Farmer’s Business Network, a farmer-to-farmer network and e-commerce platform, and is a leader of No Labels, an organization that promotes bipartisan political problem solving. Mr. Shaich has also served on the board of directors of Whole Foods Market and as Chairman of the board of trustees of Clark University, and is currently a Clark trustee. Mr. Shaich received his B.A. in Political Science and Government and an honorary Doctorate from Clark University and his M.B.A. from Harvard Business School.
Mr. Shaich was selected to serve as a director because of his experience in corporate governance and leadership in the restaurant industry.
Philippe Amouyal has served as a member of our Board of Directors since November 2018. Mr. Amouyal has been a Managing Director of The Invus Group, LLC (“Invus”) since 1999. Previously, Mr. Amouyal worked at The Boston Consulting Group from 1984 to 1999, serving as a Vice President and Director and coordinated the global software and electronics practice from 1990 to 1999. Mr. Amouyal currently serves on the board of directors of Lexicon Pharmaceuticals (NASDAQ: LXRX) and a number of private Artal and Invus portfolio companies. Mr. Amouyal previously served on the board of directors of WW International and Blue Buffalo Pet Products. Mr. Amouyal received his M.S. in Engineering and his DEA in Technology Management from École Centrale Paris and was a Research Fellow at the Center for Policy Alternatives of the Massachusetts Institute of Technology.
Mr. Amouyal was selected to serve as a director because of his experience as a management consultant and private equity investor and his extensive knowledge and understanding of corporate strategy, information technology, research and development, and management operations and structures.
David Bosserman has served as a member of our Board of Directors since 2020, and he also served as our Interim Chief Financial Officer from August 2020 to November 2020. Mr. Bosserman has served as a Senior Advisor to SWaN & Legend Advisors (“SWaN”) since 2018, and was a Managing Director at SWaN from 2013 to 2018. Mr. Bosserman has held senior executive positions, including Senior Vice President, Chief Financial Officer, and Chief Operating Officer, at NEW Asurion Corporation, from February 2001 through March 2013. Mr. Bosserman served as Chief Financial Officer at worldweb.net from 2000 to its sale in 2001, and as Executive Vice President, Chief Financial Officer and Treasurer of Best Software from 1992 to its sale in 2000, and led its initial public offering in 1997. Mr. Bosserman currently serves on the board of directors of BigTeams and as an advisor to other SWaN portfolio companies, where he provides financial and operating guidance. Mr. Bosserman previously served on the board of directors and audit committee of Motionsoft. Mr. Bosserman received his B.S. in Accounting from Arizona State University. Mr. Bosserman was a licensed CPA.
Mr. Bosserman was selected to serve as a director because of his experience in accounting and auditing and his experience with audit committees and boards.

Benjamin Felt has served as a member of our Board of Directors since November 2018. Mr. Felt is a Managing Director of Invus, which he joined in 2009. Mr. Felt has served on the boards of a number of private Invus portfolio companies. Prior to joining Invus, Mr. Felt was a management consultant with The Boston Consulting Group from 2007 to 2009. Mr. Felt is the Board President of The Door, a social services non-profit in New York City. Mr. Felt received his B.A. in Economics from Yale University.
Mr. Felt was selected to serve as a director because of his experience in private equity investing and knowledge and understanding of business and corporate strategy and the consumer sector.
Todd Klein has served as a member of our Board of Directors since 2018. Mr. Klein was previously a member of our Board of Directors from 2015 to June 2017 and a board observer from June 2017 to 2018. Mr. Klein is a Partner at Revolution Growth, which he joined in June 2017. From 2012 to 2017, he was a Co-Founder, Managing Director, and Chief Investment Officer of SWaN. He also served in an advisory capacity at Anonymous Content, a talent management, film, television, and commercial production company, from 2014, later serving as the Interim Chief Operating Officer in 2017. Mr. Klein was a Founder and Managing Partner of Legend Ventures from 2005 to 2012, and a Managing Director and General Partner of Kinetic Ventures from 1994 to 2004. Mr. Klein serves on the board of trustees of The George Washington University, the board of advisors of the Mindshare Entrepreneurs Network, and as a special advisor to the investment committee of the Halcyon Fund for Social Entrepreneurship. Mr. Klein received his B.B.A., cum laude, in Business Honors from the University of Texas at Austin and his M.B.A. from Harvard Business School.
Mr. Klein was selected to serve as a director because of his extensive experience in private equity investing, financial matters, and knowledge and understanding of business and corporate strategy.
Karen Kochevar has served as a member of our Board of Directors since October 2016. Since 2015, Ms. Kochevar has served as an independent board director for private equity-owned growth companies in the United States, Europe, and the Middle East. Ms. Kochevar was a Partner and Chief Financial Officer of Union Square Hospitality Group (“USHG”), the parent company and creator of Shake Shack and several other hospitality businesses, from 2011 until her retirement from the company in 2014. Before that time, she served in finance and corporate development leadership roles at USHG from 2005 to 2011. Prior to her career in hospitality, Ms. Kochevar worked in financial services for more than a decade, including in private equity at Warburg Pincus and Three Cities Research (an affiliate of Quilvest), and in investment banking at Lehman Brothers. Ms. Kochevar currently serves as a trustee of the Brown Brothers Harriman U.S. mutual fund complex. Ms. Kochevar received her A.B. in international relations from Stanford University and her M.B.A., with distinction in finance, from the Wharton School at the University of Pennsylvania.
Ms. Kochevar was selected to serve as a director because of her particular knowledge and experience in financial and strategic planning and leadership of complex organizations, her extensive experience working with iconic restaurant brands and founder-led companies and her experience with audit committees and boards.
James D. White has served as a member of our Board of Directors since 2022. Mr. White currently serves on the board of directors of The Honest Company, Affirm Holdings, and Simply Good Foods. Mr. White was the former Chair, President and Chief Executive Officer of Jamba, from 2008 to 2016, and the Senior Vice President and General Manager of Consumer Brands at Safeway, a U.S. supermarket chain, from 2005 to 2008. Prior to Safeway, Mr. White held executive roles at Gillette and Nestlé Purina. Mr. White previously served on the board of directors of Panera Bread Company-JAB Holdings, Hillshire Brands Company and Medallia. Mr. White received his B.S., with a major in marketing, from The University of Missouri and his M.B.A. from Fontbonne University. He is also a graduate of the Cornell University Food Executive Program, and he was a Stanford University Distinguished Careers Institute Fellow in 2018.
Mr. White was selected to serve as a director because of his experience as a public company director and executive.
Theodore Xenohristos has served as our Chief Concept Officer since November 2020 and as a member of our Board of Directors since 2010. Mr. Xenohristos created the CAVA brand and co-founded CAVA Mezze in 2006. Mr. Xenohristos co-founded CAVA in 2010 and has, since then, served as an advisor to CAVA’s Chief Executive

Officer and President, Brett Schulman, providing expertise on a broad range of matters, including culinary and brand.
Mr. Xenohristos was selected to serve as a director because of his deep knowledge of our business.
Composition of Our Board of Directors after this Offering
Our business and affairs are managed under the direction of our Board of Directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with          directors in Class I (expected to be          ),          directors in Class II (expected to be          ) and          directors in Class III (expected to be          ). See “Description of Capital Stock.” Each of Charles J. Chapman, III and David Strasser are currently members of our Board of Directors, but intend to resign from our Board of Directors, effective upon consummation of this offering.
Board Leadership Structure and Our Board of Director’s Role in Risk Oversight
Committees of Our Board of Directors
After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.
Our Board of Directors has extensive involvement in the oversight of risk management related to us and our business. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities.
Audit Committee
Upon the completion of this offering, we expect to have an Audit Committee, consisting of          , who will be serving as the chair,          and          .          and           qualify as independent directors under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that           qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing:
•accounting, financial reporting, and disclosure processes;
•adequacy and soundness of systems of disclosure and internal control established by management;
•the quality and integrity of our financial statements and the annual independent audit of our financial statements;
•our independent registered public accounting firm’s qualifications and independence;
•the performance of our internal audit function and independent registered public accounting firm;
•our compliance with legal and regulatory requirements in connection with the foregoing;
•compliance with our Code of Conduct;
•overall risk management profile; and
•approving related party transactions.

Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.
Compensation Committee
Upon the completion of this offering, we expect to have a Compensation Committee, consisting of           ,          and          , who will serve as the chair.
The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to:
•the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;
•setting our compensation program and compensation of our executive officers, directors and key personnel;
•monitoring our incentive compensation and equity-based compensation plans;
•succession planning for our executive officers, directors, and key personnel;
•our compliance with the compensation rules, regulations, and guidelines promulgated by     , the SEC and other law, as applicable; and
•preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.
Nominating and Governance Committee
Upon the completion of this offering, we expect to have a Nominating and Governance Committee, consisting of          ,          and          , who will serve as the chair.
The purpose of the Nominating and Governance Committee is to:
•advise our Board of Directors concerning the appropriate composition of our Board of Directors and its committees;
•identify individuals qualified to become members of our Board of Directors;
•recommend to our Board of Directors the persons to be nominated by our Board of Directors for election as directors at any meeting of stockholders;
•recommend to our Board of Directors the members of our Board of Directors to serve on the various committees of our Board of Directors;
•develop and recommend to our Board of Directors a set of corporate governance guidelines and assist our Board of Directors in complying with them;
•oversee the evaluation of our Board of Directors, our Board of Directors’ committees, and management; and
•oversee environmental, social, and corporate governance strategies and initiatives.
Our board of directors will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
We have entered into certain indemnification agreements with our directors and are party to certain transactions with principal stockholders described in “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers” and “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement,” respectively.
Director Independence
Pursuant to the corporate governance listing standards of the NYSE, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our Board of Directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.
Our board of directors have affirmatively determined that each of Philippe Amouyal, David Bosserman, Benjamin Felt, Todd Klein, Karen Kochevar, and James D. White qualifies as “independent” in accordance with the NYSE rules. In making its independence determinations, our Board of Directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).
Background and Experience of Directors; Board Diversity
When considering whether directors and nominees have the experience, qualifications, attributes, or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, our Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
In evaluating director candidates, we consider, and will continue to consider in the future, factors including, personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and such factors as age, gender, race, orientation, experience, and any other relevant qualifications, attributes, or skills.
Code of Ethics and Business Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers, and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly compensated executive officers as of December 25, 2022, for services rendered for fiscal 2022. These individuals are referred to as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(6)	Total ($)
Brett Schulman
Chief Executive Officer, President, and Director	2022	618,000	69,525	1,158,746	385,959	365,006	—	5,692	2,602,928
Tricia Tolivar
Chief Financial Officer	2022	520,000	39,000	129,985	129,902	204,750	—		1,023,637
Jennifer Somers
Chief Operations Officer	2022	500,000	587,500	124,983	124,898	134,375	—	58,000	1,529,756
__________________
(1)The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.
(2)The amounts reported represent the discretionary portion of the annual cash incentive award earned under the CAVA Short-Term Incentive Plan. The terms of the CAVA Short-Term Incentive Plan are described more fully below under “Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation.” For Ms. Somers, the amounts reported also include the sign-on bonus ($300,000) and guaranteed annual bonus ($250,000) received pursuant to the terms of her employment agreement and paid in fiscal 2022. Pursuant to the terms of Ms. Somers’ employment agreement, if Ms. Somers voluntarily resigns from the Company prior to October 11, 2023, one-half of Ms. Somers sign-on bonus shall be immediately paid back to the Company.
(3)The amounts reported represent the aggregate grant-date fair value of the time-vesting RSUs awarded to the named executive officer in fiscal 2022, calculated in accordance with FASB ASC Topic 718 (“Topic 718”), utilizing the assumptions discussed in Note 14 (Equity-Based Compensation) to our consolidated financial statements included elsewhere in this prospectus. The award of RSUs represents the right to receive one share of our common stock upon the vesting date of the RSU. The RSUs are scheduled to vest in equal annual installments over four years on each anniversary of the grant date, subject to the executive officer’s continued employment. The grant-date fair values reflected in the table do not take into account estimated forfeitures related to service-vesting conditions.
(4)The amounts reported represent the aggregate grant-date fair value of the time-vesting Option awards awarded to the named executive officer in fiscal 2022, calculated in accordance with Topic 718, utilizing the assumptions discussed in Note 14 (Equity-Based Compensation) to our consolidated financial statements included elsewhere in this prospectus. The Options are scheduled to vest in equal annual installments over four years on each anniversary of the grant date, subject to the executive officer’s continued employment. The grant-date fair values reflected in the table do not take into account estimated forfeitures related to service-vesting conditions.
(5)Amounts included in this column reflect the named executive officer’s annual cash incentive awards earned under the CAVA Short-Term Incentive Plan. See “Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation.”
(6)The amounts reported in the “All Other Compensation” include the following:

Name	Company 401(k) Match(a)	Life Insurance Premiums(b)	Relocation Reimbursement(c)	Car Allowance(c)	Total
Brett Schulman	$692	$5,000	$—	$—	$5,692
Tricia Tolivar	$—	$—	$—	$—	$—
Jennifer Somers	$—	$—	$48,000	$10,000	$58,000
__________________
(a)Consists of matching contributions made by the Company to the Company’s 401(k) Plan for the benefit of the executive.
(b)Represents life insurance premiums paid on Mr. Schulman’s behalf pursuant to his employment agreement.
(c)Represents relocation reimbursement payments and an annual car allowance paid to Ms. Somers pursuant to the terms of her employment agreement.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE
Employment Agreements
The Company entered into employment agreements with each of its named executive officers.
Schulman Employment Agreement
The Company entered into an employment agreement with Mr. Schulman effective as of November 22, 2021. Mr. Schulman’s employment agreement has an initial term of three years, which shall automatically be extended by successive one-year terms unless either party gives not less than 60 days prior written notice to the other prior that it does not wish to extend the agreement.
Mr. Schulman’s employment agreement provides that Mr. Schulman will serve as our Chief Executive Officer. Mr. Schulman’s employment agreement also provides for (i) an annual base salary, subject to periodic review on an at least annual basis for purposes of determining whether an increase is warranted, (ii) eligibility to receive a discretionary annual cash bonus with a target annual bonus opportunity of seventy-five percent of his base salary with a maximum of one-hundred and fifty percent of his base salary, and (iii) an annual long-term incentive award in the form of stock options and/or restricted stock units equal to 150% of his base salary. The terms of Mr. Schulman’s equity awards are governed by the 2015 Incentive Plan and Mr. Schulman’s equity award agreements. Mr. Schulman’s entitlement to an annual equity grant under the employment agreement terminates upon the Company’s initial public offering. For additional details on such terms, see “—Outstanding Equity Awards at December 25, 2022—Equity Awards—Named Executive Officer Equity Awards” below. For additional details on Mr. Schulman’s base salary, see “—Base Salary” below.
Mr. Schulman’s employment agreement also entitles Mr. Schulman to (i) cash severance of 12 months’ continued salary upon a termination by the Company without “cause” or by Mr. Schulman for “good reason” (as such terms are defined in his employment agreement), (ii) up to 12 months’ COBRA premiums, and (iii) a pro-rated annual bonus for the year in which the termination occurs. Payment of severance is contingent upon Mr. Schulman’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates.
Tolivar Employment Agreement
The Company entered into an employment agreement with Ms. Tolivar effective as of October 27, 2020. Ms. Tolivar’s employment agreement provides that Ms. Tolivar will serve as our Chief Financial Officer. Ms. Tolivar’s employment agreement also provides for (i) an annual base salary, subject to periodic review on an at least annual basis for purposes of determining whether an increase is warranted, (ii) eligibility to receive a discretionary annual cash bonus with a target annual bonus opportunity of $250,000 and a maximum annual bonus of $375,000, (iii) an initial equity grant of 107,067 RSUs, (iv) a relocation bonus of $100,000 (with eligibility to receive an additional $100,000 in reimbursement of customary and typical relocation expenses in excess of $100,000), and (v) an annual equity award under the 2015 Incentive Plan with a grant date fair value equal to the amount of the annual bonus paid in respect of the prior year’s performance. The terms of Ms. Tolivar’s equity awards are governed by the 2015 Incentive Plan and Ms. Tolivar’s equity award agreements. The equity award for 2021 was granted in 2022 with a grant date fair value equal to 50% of Ms. Tolivar’s initial annual base salary and it vests over a 4-year period in 4 equal installments. Ms. Tolivar’s entitlement to an annual equity grant under the employment agreement terminates upon the Company’s initial public offering. For additional details on such terms, see “—Outstanding Equity Awards at December 25, 2022—Equity Awards—Named Executive Officer Equity Awards” below. For additional details on Ms. Tolivar’s base salary, see “—Base Salary” below.
Ms. Tolivar’s employment agreement also entitles Ms. Tolivar to (i) cash severance of 12 months’ continued salary upon a termination by the Company without “cause” or by Ms. Tolivar for “good reason” (as such terms are defined in her employment agreement), (ii) up to 12 months’ COBRA premiums, and (iii) a pro-rated annual bonus for the year in which the termination occurs, based on her performance during such year, and paid on the date on which annual bonuses are paid to other senior executives of the Company for such year. Payment of severance is contingent upon Ms. Tolivar’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates.

Somers Employment Agreement
The Company entered into an employment agreement with Ms. Somers effective as of October 11, 2021. Ms. Somers’ employment agreement provides that Ms. Somers will serve as our Chief Operations Officer. Ms. Somers’ employment agreement also provides for (i) an annual base salary, subject to periodic review on an at least annual basis for purposes of determining whether an increase is warranted, (ii) eligibility to receive a discretionary annual cash bonus with a target annual bonus opportunity with a maximum amount equal to fifty percent of annual base salary, (iii) relocation reimbursement of $4,000 per month for the first year of employment, (iv) an initial restricted stock unit grant in an amount equal to $750,000, (v) an annual car allowance of $10,000, and (vi) an annual equity award under the 2015 Incentive Plan with a grant date fair value equal to fifty percent of annual base salary. The terms of Ms. Somers’s equity awards are governed by the 2015 Incentive Plan and Ms. Somers’s equity award agreements. The equity award for 2021 was granted in 2022 with a grant date fair value equal to 50% of Ms. Somers’s initial annual base salary and it vests over a 4-year period in 4 equal installments. Mr. Somers’ entitlement to an annual equity grant under the employment agreement terminates upon the Company’s initial public offering. For additional details on such terms, see “ –Outstanding Equity Awards at December 25, 2022—Equity Awards—Named Executive Officer Equity Awards” below. For additional details on Ms. Somers’s base salary, see “—Base Salary” below.
Ms. Somers’s employment agreement also entitles Ms. Somers to (i) cash severance of 12 months’ continued salary upon a termination by the Company without “cause” or by Ms. Somers for “good reason” (as such terms are defined in her employment agreement), (ii) up to 12 months’ COBRA premiums, and (iii) a pro-rated annual bonus for the year in which the termination occurs, based on her performance during such year, and paid on the date on which annual bonuses are paid to other senior executives of the Company for such year. Payment of severance is contingent upon Ms. Somers’s execution and non-revocation of a general release of claims in favor of the Company and its affiliates.
Base Salary
We provide each named executive officer with a base salary, reflective of the competitive marketplace, for the services that the named executive officer performs for us. Base salary serves as the primary form of fixed compensation for our named executive officers. Base salary can also impact other compensation and benefit opportunities, including annual bonuses, as such opportunities are expressed as a percentage of base salary. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries are renewed at least annually and may be increased (but not reduced) based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities, and any changes thereto. For fiscal 2022, Mr. Schulman’s, Ms. Tolivar’s, and Ms. Somers’ base salaries were $618,000, $520,000, and $500,000 respectively.
The base salaries for our named executive officers were adjusted for fiscal 2023 to: (i) $           for Mr. Schulman; (ii) $540,800 for Ms. Tolivar, and (iii) $510,000 for Ms. Somers.
Non-Equity Incentive Plan Compensation
Each named executive officer was eligible to receive an annual bonus under the CAVA Short-Term Incentive Plan for 2022 (the “CAVA Short-Term Incentive Plan”) in accordance with the terms of their employment agreement. The target annual bonus opportunity for each named executive officer was equal to 50% of the executive’ base salary, except for Mr. Schulman, whose target annual bonus opportunity is 75% with a maximum opportunity of 150%. The Company financial performance impacts 75% of the CAVA Short-Term Incentive Plan payout while an individual’s performance impacts 25% of the payout. The Company performance is based on Adjusted EBITDA targets established at the beginning of the fiscal year and approved by our Board of Directors. During fiscal 2022, the Company achieved 77% of the Adjusted EBITDA target, resulting in a payout of the Company weighted portion of the annual bonus at 55% in accordance with the terms of the CAVA Short-Term Incentive Plan.
The Compensation Committee recommended that our Board of Directors exercise its discretion under the plan to increase by an additional 20% the Company weighted portion of the annual bonus based on the Committee’s determination that (i) the Company financial performance metrics established for the 2022 annual bonuses did not account for significant milestones achieved by the management team, and (ii) providing the recommended additional short-term incentive amount would properly reward and motivate the participants in the CAVA Short-Term Incentive Plan, including the named executive officers. Our Board of Directors accepted the Compensation Committee’s recommendation and exercised its discretion to approve the Company weighted portion of the annual bonus for 2022 for all participants at 75%.

OUTSTANDING EQUITY AWARDS AT DECEMBER 25, 2022
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 25, 2022.

		Option Awards					Stock Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Brett Schulman	8/4/2015	4,785			3.83	8/4/2025
	8/4/2015	38,150			3.83	8/4/2025
	12/20/2016	7,790			5.75	12/20/2026
	12/20/2016	10,747			5.75	12/20/2026
	2/22/2018	4,279			7.96	2/22/2028
	2/22/2018	12,838			7.96	2/22/2028
	1/25/2019	216,243			22.66	1/25/2029
	1/25/2019	4,413			22.66	1/25/2029
	2/6/2019	4,669			8.81	2/6/2029
	2/6/2019	—	204		8.81	2/6/2029
	5/28/2020						6,948	165,571
	1/1/2021						29,841	711,111
	5/10/2022						57,222	1,363,600
	5/10/2022		43,269		20.25
Tricia Tolivar	11/6/2020						53,534	1,275,715
	5/10/2022						6,419	152,965
	5/10/2022		14,563		20.25	5/10/2032
Jennifer Somers	10/26/2021						30,032	715,663
	5/10/2022						6,172	147,079
	5/10/2022		14,002		20.25	5/10/2032
__________________
(1)Reflects time-vesting Options pursuant to the 2015 Incentive Plan, the vesting terms of which are described below under “—Equity Awards.”
(2)Reflects time-vesting RSUs pursuant to our 2015 Incentive Plan, the vesting terms of which are described below under “—Equity Awards.”
(3)Amount reported reflect the fair value of the Company’s common stock as of the date of the most recent valuation prior to December 25, 2022, multiplied by the number of reported shares.
Equity Awards
2015 Incentive Plan
The 2015 Incentive Plan is administered by our Board of Directors, or the administrator of the plan as determined by our Board of Directors (the “Administrator”). Awards of Options (both nonqualified Options and incentive Options) to purchase shares of our common stock, stock appreciation rights, restricted stock awards, and RSUs (collectively, “Awards”) may be granted under the 2015 Incentive Plan.
In the event of certain corporate transactions, such as a merger or sale of substantially all the Company’s assets, the Administrator generally may provide for, in addition to certain other actions, the continuation, assumption, substitution, or cancellation of the Awards. In addition, the 2015 Incentive Plan provides that the Administrator will make proportionate adjustments to, including but not limited to, the numbers and class of shares or other stock or securities available for future awards and covered by each outstanding award, the price per share covered by each outstanding Award, and any repurchase price per share applicable to shares issued pursuant to any Award in the event of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction or other similar occurrence.
The Administrator may at any time amend or terminate the 2015 Incentive Plan, but no amendment or termination (other than an adjustment for, among others, changes in capitalization or corporate transactions, as described above) will be made that would materially and adversely affect the rights of any participant under any outstanding Award, without his or her consent.
Named Executive Officer Equity Awards
Each of our named executive officers were granted Options and RSUs under the 2015 Incentive Plan and their Options and RSUs outstanding as of December 31, 2022 are reflected in the table immediately above.
Each of the named executive officers’ Option and RSU grants vest over four years from the date of grant in equal annual installments. As set forth in the table immediately above, the Options were granted with an exercise price equal to the fair value of the stock on the date of grant.
Mr. Schulman was granted (i) 7,790 Options on December 20, 2016, (ii) 4,279 Options on February 22, 2018, (iii) 4,669 Options on February 6, 2019, (iv) an equity grant in connection with the entry into his employment agreement of 504,355 Options on January 25, 2019, (v) 10,747 Options on December 20, 2016, (vi) 12,838 Options on February 22, 2018, (vii) 204 Options on February 6, 2019, and (viii) 9,380 Options on January 25, 2019. Fifty percent of each of these grants was incentive Options and the remaining fifty percent was non-qualified Options. Each of these grants was vested 25% on the first anniversary of the date of grant and the remainder of which vests in equal monthly installments over three years. Additionally, Mr. Schulman received (x) a grant of 96,980 non-qualified Options on August 4, 2015, which vested 25% on August 4, 2016 and vested as to 1/48 of the total amount of grant on each monthly anniversary thereafter, (y) a grant of 100,000 incentive Options on August 4, 2015, which commenced monthly vesting as to 1/48 of the total amount on August 4, 2016, and (z) a grant of 43,269 non-qualified Options on May 10, 2022, which vests in equal annual installments over four years from the date of grant. Mr. Schulman was granted (a) 13,895 RSUs on May 28, 2020, (b) 39,787 RSUs January 1, 2021, and (c) 57,222 RSUs on May 10, 2022, each of which grants vests in equal annual installments over four years from the date of grant.
Ms. Tolivar was granted an initial equity grant of 107,067 RSUs on November 6, 2020 and an annual long-term incentive equity award of 6,419 RSUs on May 10, 2022, both of which grants time vest in equal annual installments over four years from the date of grant. Additionally, Ms. Tolivar received a grant of 14,563 Options on May 10, 2022, which vest in equal annual installments over four years from the date of grant.
Ms. Somers was granted an initial equity award of 40,042 RSUs on October 26, 2021 and an annual long-term incentive equity award of 6,172 RSUs on May 10, 2022, both of which grants time vest in equal annual installments over four years from the date of grant. Additionally, Ms. Somers received a grant of 14,002 Options on May 10, 2022, which vest in equal annual installments over four years from the date of grant.
Vesting is generally subject to the named executive officer’s continued employment through each applicable vesting date.
Vested Options are exercisable for a certain period following termination of each named executive officer’s employment, as follows: (i) three months following the termination of the named executive officer’s employment for any reason other than cause, disability or death, (ii) 12 months following termination of employment due to disability, or (iii) 18 months following termination due to death that occurs during the term of employment. In no event are the Options exercisable following the Option’s expiration date, which is ten years from the date of grant.
Under the 2015 Incentive Plan, vested RSUs may be settled in shares of the Company’s common stock, the cash equivalent of the value of such common stock on the vesting date, any combination of common stock and cash, or in such other form of consideration as determined by our Board of Directors and contained in the RSU award agreement. The form of restricted stock unit award agreement pursuant to which our named executive officers have received their outstanding awards provides for the settlement of vested RSUs in shares of the Company’s common stock.

TERMINATION AND CHANGE IN CONTROL PROVISIONS
Severance Arrangements
As described in the “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” section above, Mr. Schulman, Ms. Tolivar, and Ms. Somers are entitled to severance benefits upon certain qualifying terminations of employment pursuant to their employment agreements.
Restrictive Covenants
As a condition to employment, each named executive officer was also required to enter into the Company’s Confidential and Proprietary Information and Non-Competition Agreement. Such agreement includes the following restrictive covenants: (i) a perpetual confidentiality covenant, (ii) an assignment of intellectual property covenant, (iii) a non-competition covenant that applies during the executive’s employment and for one year thereafter, and (iv) an employee, consultant and customer non-solicitation covenant that applies during the executive’s employment and for two years thereafter.
Equity Awards
As described in the “—Outstanding Equity Awards at December 25, 2022—Equity Awards” section above, the Options and RSUs granted to our named executive officers are subject to certain vesting terms that apply in connection with a termination without cause. See “—Outstanding Equity Awards at December 25, 2022—Equity Awards” for additional details.
RETIREMENT PLAN
We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit, and contribute these amounts to the 401(k) plan.
COMPENSATION ARRANGEMENTS TO BE ADOPTED IN CONNECTION WITH THIS OFFERING
2023 Incentive Plan
Our board of directors expects to adopt, and we expect our stockholders to approve, the 2023 Incentive Plan prior to the completion of this offering, in order to provide a means through which to attract, retain, and motivate key personnel. We anticipate that awards under the 2023 Incentive Plan may be granted to any (i) individual employed by us or any of our subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement), (ii) director or officer of us, or any of our subsidiaries, or (iii) consultant or advisor to us, or any of our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The 2023 Incentive Plan may be administered by our Board of Directors or such committee of our Board of Directors to which it has properly delegated power.
The 2023 Incentive Plan initially reserves          shares for issuance.
Employee Stock Purchase Plan
Our board of directors expects to adopt, and we expect our stockholders to approve, the ESPP prior to the completion of this offering. Under the ESPP, our employees, and those of any designated subsidiaries, may purchase shares of our common stock, during pre-specified offering periods determined by our Board of Directors or a designated committee thereof. Our named executive officers will be eligible to participate in the ESPP on the same terms and conditions as all other participating employees.
Unless otherwise determined by our Board of Directors, the committee, or a subcommittee of our Board of Directors to which our Board of Directors delegates administration of the ESPP, will have full authority to administer the ESPP and make and interpret rules, and regulations regarding administration of the ESPP as it may deem necessary or appropriate.
The initial aggregate number of shares of our common stock that will be available for issuance under the ESPP will be equal to          % of the fully-diluted shares of the Company as of this offering.

DIRECTOR COMPENSATION
All directors are reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings. For fiscal 2022, with the exception of retainers for Mr. White and Ms. Kochevar, we did not pay compensation or grant equity awards to directors for their service on our Board of Directors, including Messes. Schulman and Xenohristos, our employee directors. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Schulman as an employee for fiscal 2022. Pursuant to non-employee director agreements with the Company, Ms. Kochevar, and Mr. White are each entitled to receive cash compensation of $30,000 annually in connection with their board service and an annual grant of 2,500 Options that will vest ratably over four years. Pursuant to the terms of her agreement, Ms. Kochevar is also entitled to annual cash retainers of $2,500 for her service on each of the audit committee and compensation committee of our Board of Directors.
The following table provides summary information concerning compensation paid or accrued by us to, or on behalf of our non-employee directors for services rendered to us during the last fiscal year.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)(4)	Option Awards ($)(3)(5)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)	Total ($)
Ronald Shaich	—	—	—	—	—	—
Philippe Amouyal	—	—	—	—	—	—
David Bosserman	—	—	—	—	—	—
Charles J. Chapman, III	—	—	—	—	—	—
Benjamin Felt	—	—	—	—	—	—
Todd Klein	—	—	—	—	—	—
Karen Kochevar	35,000	—	20,725	—	—	55,725
David Strasser	—	—	—	—	—	—
James White	18,740(1)	—	23,209	—	—	41,949
Theodoros Xenohristos	276,813(2)	64,375	64,394	101,391(6)	—	506,973
__________________
(1)Fees for Mr. White reflect his pro-rated retainer for his service on our Board of Directors commencing May 11, 2022.
(2)Reflects the $257,000 base salary earned by Mr. Xenohristos for his service as the Company’s Chief Concept Officer during fiscal 2022 and the $19,313 discretionary portion of his annual cash incentive award earned under the CAVA Short-Term Incentive Plan.
(3)As of December 25, 2022, Ms. Kochevar, Mr. White, and Mr. Xenohristos held 30,126, 2,469 and 40,041 outstanding Option awards, respectively. As of December 25, 2022, Mr. Xenohristos held 3,179 outstanding RSU awards.
(4)The amount reported for Mr. Xenohristos represents the aggregate grant-date fair value of the time-vesting RSUs awarded to Mr. Xenohristos in fiscal 2022 for his service as the Company’s Chief Concept Officer, calculated in accordance with Topic 718, utilizing the assumptions discussed in Note 14 (Equity-Based Compensation) to our consolidated financial statements included elsewhere in this prospectus. The award of RSUs represents the right to receive one share of common stock upon the vesting date of the RSU. The RSUs are scheduled to vest in equal annual installments over four years on each anniversary of the grant date, subject to Mr. Xenohristos’s continued employment. The grant-date fair values reflected in the table do not take into account estimated forfeitures related to service-vesting conditions.
(5)The amounts reported represent the aggregate grant-date fair value of the time-vesting Option awards awarded to Ms. Kochevar, Mr. White, and Mr. Xenohristos in fiscal 2022, calculated in accordance with Topic 718, utilizing the assumptions discussed in Note 14 (Equity-Based Compensation) to our consolidated financial statements included elsewhere in this prospectus. The Options are scheduled to vest in equal annual installments over four years on each anniversary of the grant date, subject to the director’s continued service on our Board of Directors or, in the case of Mr. Xenohristos, his continued employment with the Company. The grant-date fair values reflected in the table do not take into account estimated forfeitures related to service-vesting conditions.
(6)Reflects the annual cash incentive award earned by Mr. Xenohristos under the CAVA Short-Term Incentive Plan in respect of fiscal 2022. See “Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation” for a description of the terms of the CAVA Short-Term Incentive Plan.
Prior to the completion of this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our Board of Directors or for their continued service on our Board of Directors or committees of our Board of Directors. Our board of directors is expected to adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering. Under this policy, each non-employee director is expected to be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Series F Preferred Stock Offering
On March 26, 2021, the Company, certain of its significant stockholders beneficially owning more than 5% of our common stock and other investors entered into the Series F Preferred Stock Purchase Agreement (the “Series F SPA”). Pursuant to the Series F SPA, such significant stockholders purchased shares of our Series F Preferred Stock as set forth in the table below.

Name	Shares of Series F Preferred Stock	Aggregate Purchase Price
		($ in millions)
Artal International S.C.A.(1)(2)	664,364	$25.0
Revolution Growth III, LP(1)(3)	66,436	$2.5
SWaN Hospitality 4, LLC(1)(4)	398,618	$15.0
T. Rowe (1)	2,524,581	$95.0
____________
(1)Each of Artal International S.C.A., Revolution Growth III, LP, SWaN Hospitality 4, LLC, and T. Rowe, or entities affiliated with such entities, is a principal stockholder of CAVA Group, Inc. See the section titled “Principal and Selling Stockholders” for more information.
(2)Philippe Amouyal and Benjamin Felt, members of our Board of Directors, are each affiliated with Artal International S.C.A.
(3)Todd Klein, a member of our Board of Directors, is affiliated with Revolution Growth III, LP.
(4)David Bosserman and David Strasser, current members of our Board of Directors, are each affiliated with SWaN Hospitality 4, LLC.
Share Repurchase and Promissory Note
On March 26, 2021, we repurchased from our Chief Executive Officer, Brett Schulman, 213,400 shares of common stock at $34.81 per share for an aggregate repurchase price of $7.4 million. In connection with such repurchase, a promissory note for $6.4 million was issued in favor of the Company by Mr. Schulman. The note had a maturity date of March 26, 2025 and accrued interest at the applicable federal funds rate. The purpose of the note was to facilitate the exercise of the Company’s stock options held by Mr. Schulman. The full amount of the note was repaid by Mr. Schulman on March 26, 2021, as a partial offset to the $7.4 million aggregate repurchase price.
As of December 25, 2022, Mr. Schulman had no outstanding indebtedness related to the promissory note. See Notes 9 (Redeemable Preferred Stock and Stockholders’ Equity) and 13 (Related Party Transaction) to our consolidated financial statements included elsewhere in this prospectus.
Investors’ Rights Agreement
Upon the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Investors’ Rights Agreement. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our common stock outstanding (or     % if the underwriters exercise their option to purchase additional shares in full).
The registration rights set forth in the Investors’ Rights Agreement terminate upon the earlier to occur of (i) the closing of a merger or consolidation in which (A) we are a constituent party or (B) a subsidiary of ours is a constituent party and we issue shares of our capital stock pursuant to such merger or consolidation, subject to certain exceptions (including any such merger or consolidation in which the shares of our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (I) the surviving or resulting corporation or (II) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation), (ii) the closing of the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us or any of our subsidiaries of all or substantially all the assets of ours and our subsidiaries taken as a whole, (iii) with respect to any particular stockholder, when all of the shares held by such stockholder can be sold in any three-month period without registration in compliance with Rule 144 or another similar exemption under the Securities Act, and (iv) the five year anniversary of the completion of this offering.
We will pay the registration expenses (other than any underwriting discounts, selling commissions, and stock transfer taxes) of the holders of the shares registered for sale pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel for the selling holders not to exceed $20,000. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. The Investors’ Rights Agreement also requires us to indemnify certain of our stockholders and their affiliates in connection with any registrations of our securities.
S-3 Registration Rights
Upon the completion of this offering, the holders of up to          shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 20% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price, net of expenses, of at least $25 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period immediately preceding the date of the request. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Lastly, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending on a date that is 90 days following the effective date of, of a registration statement initiated by us.
Piggyback Registration Rights
Upon the completion of this offering, the holders of up to          shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares if we propose to register the offer and sale of our common stock under the Securities Act, subject to certain exceptions and limitations.
Consulting Agreement
We were party to a consulting agreement (the “Consulting Agreement”) with CMRG, Inc. (“CMRG”), which is primarily owned by certain of the founders of the Company, including Theodoros Xenohristos who serves on our Board of Directors. Under the terms of the Consulting Agreement, the founders provided culinary, branding, food products, and restaurant operation services to one of our subsidiaries, CAVA Mezze Grill, in exchange for an annual consulting fee. During each of fiscal 2022 and fiscal 2021, $0.2 million was paid to CMRG under the Consulting Agreement. The Consulting Agreement was effectively terminated as of December 25, 2022.
Management Services Agreement
We were party to a management services agreement (“MSA”) with Act III Management, LLC (“Act III Management”), which is one of our stockholders and is controlled by Ronald Shaich, who is chair of our Board of Directors. Act III Management provided consulting in the areas of information technology, strategy, finance, off-premises sales, and restaurant operations. During fiscal 2022 and fiscal 2021, approximately $0.8 million and $1.0 million, respectively, was paid to Act III Management under the MSA. The MSA was terminated in accordance with its terms on December 31, 2022.
Directed Share Program
At our request, Morgan Stanley & Co. LLC, an underwriter in this offering, has reserved for sale, at the initial public offering price, through a directed share program, approximately          % of the shares offered by this prospectus for sale to                                . If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Other than the underwriting discount described on the front covered of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our common stock sold pursuant to the directed share program. See “Underwriting.”
Agreements with Officers
We have entered into agreements with certain of our executive officers which are described in the section entitled “Management―Executive Compensation.”
Indemnification of Directors and Officers
We have entered, or will enter, into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, will provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we will agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Statement of Policy Regarding Transactions with Related Persons
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on the NYSE.
Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel, or such other person designated by our Board of Directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel, or such other person, will then promptly communicate that information to our Board of Directors. No related person transaction entered into following the completion of this offering will be executed without the approval or ratification of our Board of Directors or a duly authorized committee of our Board of Directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table contains information about the beneficial ownership of our common stock as of          , 2023, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:
•selling stockholders;
•each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;
•each named executive officer;
•each of our directors; and
•all of our directors and executive officers as a group.
Our calculation of the percentage of beneficial ownership prior to and after this offering is based on           shares of our outstanding common stock as of          , 2023, after giving effect to the automatic conversion of          shares of preferred stock into          shares of our common stock at the consummation of this offering, which will result in the issuance of          shares of our common stock immediately prior to the consummation of this offering.
Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.
For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

The table below excludes any purchases that may be made through our directed share program or otherwise in this offering. See “Underwriting.” Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o CAVA Group, Inc., 14 Ridge Square NW, Suite 500, Washington, D.C. 20016.

				Shares of our common stock to be sold in the offering		Shares beneficially owned after the offering
Name of Beneficial Owner	Shares of our common stock beneficially owned prior to the offering		% of voting power prior to this offering	Excluding exercise of the underwriters’ option to purchase additional shares	Including exercise of the underwriters’ option to purchase additional shares	Excluding exercise of the underwriters’ option to purchase additional shares		Including exercise of the underwriters’ option to purchase additional shares
	Shares	%		Shares	Shares	Shares	%	Shares	%
Selling Stockholders:

Greater than 5% Stockholders:
Artal International S.C.A.(1)
T. Rowe Price(2)
Act III(3)
SWaN & Legend(4)
Revolution Growth(5)
Named Executive Officers and Directors:
Brett Schulman
Tricia Tolivar
Jennifer Somers
Ronald Shaich
Philippe Amouyal
David Bosserman
Charles J. Chapman, III
Benjamin Felt
Todd Klein
Karen Kochevar
David Strasser
James White
Theodoros Xenohristos
All executive officers and directors as a group (14 persons)		%	%
__________________
*Less than 1%
(1)Consists of an aggregate of                shares of common stock issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock, in each case, held by Artal International S.C.A. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of common stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of common stock that Artal International Management S.A. may be deemed to beneficially own. Westend S.A., as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of common stock that Artal Group S.A. may be deemed to beneficially own. Stichting Administratiekantoor Westend (the “Stichting”), as the majority stockholder of Westend S.A., controls Westend S.A. and, accordingly, may be deemed to beneficially own the shares of common stock that Westend S.A. may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of common stock that the Stichting may be deemed to beneficially own. The address of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A. and Mr. Wittouck is 44, Rue De La Vallée, L-2661 Luxembourg, Luxembourg. The address of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.
(2)Consists of an aggregate of                     shares of common stock issuable upon conversion of the Series E Preferred Stock and the Series F Preferred Stock held by T. Rowe Price Global Consumer Fund, T. Rowe Price Institutional Small-Cap Stock Fund, T. Rowe Price Moderate Allocation Portfolio, T. Rowe Price New Horizons Fund, Inc., T. Rowe Price New Horizons Trust, T. Rowe Price Small-Cap Stock Fund, Inc., T. Rowe Price Small-Cap Value Fund, Inc., T. Rowe Price Spectrum Conservative Allocation Fund, T. Rowe Price Spectrum Moderate Allocation Fund, T. Rowe Price Spectrum Moderate Growth Allocation Fund, T. Rowe Price U.S. Equities Trust, T. Rowe Price

U.S. Small-Cap Core Equity Trust, T. Rowe Price U.S. Small-Cap Value Equity Trust, MassMutual Select Funds - MassMutual Select T. Rowe Price Small and Mid-Cap Blend Fund, Costco 401(k) Retirement Plan, Minnesota Life Insurance Company, TD Mutual Funds - TD U.S. Small-Cap Equity Fund, U.S. Small-Cap Stock Trust, and VALIC Company I - Small Cap Fund (collectively, the “T. Rowe Entities”). T. Rowe Price Associates, Inc. (“TRPA”) or T. Rowe Price Investment Management, Inc. (“TRPIM”) serves as investment adviser or subadvisor, as applicable, with power to direct investments and/or sole power to vote the securities owned by the T. Rowe Entities. Therefore, TRPA or TRPIM may be deemed to be the beneficial owner of all of the shares held by the T. Rowe Entities but each disclaims beneficial ownership of such shares. TRPIM is a wholly owned subsidiary of TRPA. TRPA is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The address of each T. Rowe Entity is c/o T. Rowe Price Associates, Inc. or T. Rowe Price Investment Management, Inc., 100 East Pratt Street, Baltimore, Maryland 21202.
(3)Consists of an aggregate of (i)            shares of common stock issuable upon conversion of the Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, held by Cava Act III, LLC and Cava Act III Trust, LLC and (ii)            shares of common stock issuable upon conversion of the Series E Preferred Stock, held by certain of the T. Rowe Entities, over which Ronald M. Shaich 2000 Revocable Trust and CAVA Act III, LLC have an irrevocable voting proxy (the “T. Rowe Shares”). Mr. Shaich serves as Chief Executive Officer of each of Cava Act III, LLC and Cava Act III Trust, LLC. Mr. Shaich is the sole trustee of the Ronald M. Shaich 2000 Revocable Trust and has voting power over the T. Rowe Shares. Mr. Shaich makes all investment and voting decisions for each of CAVA Act III, LLC, CAVA Act III Trust, LLC, and the Ronald M Shaich 2000 Revocable Trust. The address for each of CAVA Act III, LLC, CAVA Act III Trust, LLC, and the Ronald M Shaich 2000 Revocable Trust is 23 Prescott Street, Brookline, Massachusetts 02446.
(4)Consists of an aggregate of            shares of common stock issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, which is comprised of           shares held by SWaN & Legend Fund 3, LP,            shares held by SWaN & Legend Fund 4, LP,            shares held by SWaN Hospitality 2, LLC,            shares held by SWaN Hospitality 3, LLC,            shares held by SWaN Hospitality 4, LLC, and            shares held by SWaN Hospitality, LLC (together with SWaN & Legend Fund 3, LP, SWaN & Legend Fund 4, LP, SWaN Hospitality, LLC, SWaN Hospitality 2, LLC and SWaN Hospitality 3, LLC, collectively, the “SWaN Entities”). The general partner for SWaN & Legend Fund 3, LP is SWaN & Legend Fund 3, GP. The general partner for SWaN & Legend Fund 4, LP is SWaN & Legend Fund 4, GP. Each of SWaN & Legend Fund 3, GP and SWaN & Legend Fund 4, GP is managed by Fred Schaufeld, Anthony P. Nader III, and David Strasser. SWaN Hospitality 2, LLC is managed by Mr. Schaufeld, Mr. Nader, and Rodney R. Brown. The manager for each of SWaN Hospitality 3, LLC and SWaN Hospitality 4, LLC is SWaN Hospitality 3 GP LLC. SWaN Hospitality 3 GP LLC is managed by Mr. Schaufeld, Mr. Nader, and Mr. Brown. SWaN Hospitality, LLC is managed by Mr. Schaufeld, the sole managing manager. The business address for each of the SWaN Entities and persons listed above in this footnote is PO Box 6266, Leesburg, Virginia 20175.
(5)Consists of an aggregate of            shares of common stock issuable upon conversion of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock held by Revolution Growth III, LP (“Revolution Growth”) and            shares of common stock issuable upon conversion of the Series A Preferred Stock held by TF Group Holdings LLC (“TF”). Steven J. Murray is the operating manager of the ultimate general partner of Revolution Growth and has the power to vote the shares held by Revolution Growth. Mr. Murray, Theodore J. Leonsis, and Stephen M. Case, as members of the investment committee of the ultimate general partner of Revolution Growth, may be deemed to share dispositive power over the shares held by Revolution Growth. Mr. Case, the Chairman, Chief Executive Officer and President of TF, is the sole trustee of his revocable trust that is the ultimate parent of TF, and Mr. Case, as the ultimate beneficial owner, has voting and dispositive power over the shares held by TF. The address for each of Revolution Growth, TF and the persons listed above in this footnote is 1717 Rhode Island Ave., NW, 10th Floor, Washington, D.C. 20036.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect at or prior to the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of          shares of our common stock, $0.0001 par value per share; and          shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders.
Dividend Rights
The holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of legally available funds. See the section titled “Dividend Policy” for additional information.
Liquidation
In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.
Rights and Preferences
Holders of our common stock have no preemptive, conversion (except as noted above), or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-Assessable
All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE rules, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series, which our Board of Directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our Board of Directors may consider relevant.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors.
Business Combinations
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
This provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancy occurring on our Board of Directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Plurality Voting
Our amended and restated certificate of incorporation will provide that directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of our Board of Directors or the chair of our Board of Directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent. In addition, only our board of directors can (i) schedule the date of the annual meeting and (ii) provide written notice of the annual meeting.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. Any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66 2⁄3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding competition and corporate opportunities;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our Board of Directors and newly created directorships;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.
The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of the Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or our stockholders, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.
Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
We intend to apply to have our common stock listed on the NYSE under the symbol “CAVA.”

DESCRIPTION OF CERTAIN INDEBTEDNESS
Credit Facility
On March 11, 2022, CAVA Group, Inc. entered into a credit facility, as borrower, with JPMorgan Chase Bank, National Association, as the administrative agent, an issuing bank, the swingline lender, and the lead arranger, and bookrunner, and certain other parties thereto (as amended, the “Credit Facility”), consisting of a revolving loan commitment in the aggregate amount of $75.0 million, an incremental revolving credit commitment up to an aggregate amount of $25.0 million and a delayed draw term loan facility (the “Delayed Draw Facility”) in the aggregate amount of $30.0 million, each of which are due on March 11, 2027. The Delayed Draw Term Loans may be used solely to finance construction and capital expenditures in respect of the production facility in Verona, Virginia. As of December 25, 2022, CAVA Group, Inc. had no indebtedness, and $75.0 million of undrawn availability, under the Credit Facility. As of April 14, 2023, no amounts have been drawn under the Delayed Draw Facility.
Interest on loans under the Credit Facility are based on one, three or six months Adjusted Term Secured Overnight Financing Rate, as applicable, plus an applicable margin of 1.50% to 2.50% based on the Company’s Total Rent Adjusted Net Leverage Ratio. The Company also has the ability to draw overnight borrowings for which interest rates are calculated based on the Alternate Base Rate. As of December 25, 2022, if there had been revolver borrowings outstanding under the Credit Facility, the interest rate would have been 6.7%. In addition, CAVA Group, Inc. is required to pay a commitment fee on any unutilized revolving commitments under the Credit Facility ranging between 0.20% and 0.35% per annum based on our Total Rent Adjusted Net Leverage Ratio. We are also required to pay customary letter of credit fees.
Amounts under the Delayed Draw Facility may be drawn until the earliest of (i) August 15, 2024, (ii) the date of the fifth funding of Delayed Draw Term Loans (immediately after giving effect to such funding) and (iii) the date the full $30.0 million is drawn under the Delayed Draw Facility. The Company is required to pay a ticking fee on the amount of available delayed draw term loan commitments. The ticking fee ranges from 0.20% to 0.35% based on Total Rent Adjusted Net Leverage Ratio.
The Credit Facility is unconditionally guaranteed by our domestic restricted subsidiaries, other than immaterial subsidiaries and other excluded subsidiaries. The Credit Facility is secured, subject to permitted liens and other exceptions, by a first-priority security interest in certain tangible and intangible assets of the borrower and the guarantors and a first-priority pledge of the capital stock of each domestic restricted subsidiary of the borrower and the guarantors, subject to certain exceptions.
Beginning the first full calendar quarter ending after the termination of all the delayed draw term loan commitments, the Company is obligated to make mandatory quarterly principal payments of Delayed Draw Term Loans in an amount equal to the product of (i) the original aggregate principal amount of all funded Delayed Draw Term Loans, multiplied by (ii) 1.25% for the first eight payments and 1.875% for all subsequent payments occurring prior to March 11, 2027. The revolving loans under the Credit Facility has no amortization. We may voluntarily repay outstanding loans under the Credit Facility without premium or penalty, other than customary “breakage” costs.
The Credit Facility includes specific financial covenants, including the following:
•on the last day of any Test Period, our Total Rent Adjusted Net Leverage Ratio shall be equal to or less than (i) from the Test Period ending on April 16, 2023 to and including the Test Period ending on December 31, 2023, 5.75:1.00, and (ii) from the Test Period ending on April 21, 2024 and each Test Period ending thereafter, 5.00:1.00;
•on the last day of any Test Period, our Fixed Charge Coverage Ratio shall be equal to or greater than 1.20:1.00; and
•on the last day of any Test Period, our Liquidity shall be at least $15.0 million.

The Credit Facility includes customary restrictive covenants, including limitations on additional indebtedness, creation of liens, dividend payments, investments and certain transactions with affiliates. The Credit Facility also includes covenants that require compliance with certain leverage ratios. The availability of certain baskets and the ability to enter into certain transactions may be subject to compliance with such leverage ratios. In addition, the Credit Facility contains other customary covenants, representations and events of default. As of December 25, 2022, we were in compliance with these financial and other covenants. See Notes 8 (Debt) and 17 (Subsequent Events) to our consolidated financial statements included elsewhere in this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following the completion of this offering could cause the market price of our common stock to decline.”
Upon completion of this offering, we will have a total of          shares of our common stock outstanding, assuming the automatic conversion of          shares of preferred stock into          shares of common stock immediately prior to the consummation of this offering, which will result in the issuance of          shares of common stock immediately prior to the consummation of this offering. Of the outstanding shares, the           shares of common stock sold in this offering (or          shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described below.
The remaining outstanding          shares of common stock, representing          % of the total outstanding shares of our common stock following the completion of this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act, which we summarize below.
Lock-up Agreements
In connection with this offering, we, our executive officers, directors, and all of our significant stockholders, including the selling stockholders, will agree, subject to certain exceptions, not to sell, dispose of, or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, for a period of 180 days after the date of this prospectus. See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately           shares immediately after this offering; or
•the average reported weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation, or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to issuance under the 2015 Incentive Plan, the 2023 Incentive Plan, and the ESPP to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover           shares of our common stock.
Registration Rights
For a description of rights that certain of our stockholders will have to require us to register the shares of our common stock they own, see “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately          % of our outstanding common stock (or          %, if the underwriters exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income tax consequences of the ownership and disposition of our common stock as of the date hereof. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in, or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to United States federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon the Code, Treasury regulations, rulings, and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local, or non-United States tax laws. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company”, or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
As discussed above under “Dividend Policy,” we do not currently anticipate paying cash dividends on shares of our common stock in the foreseeable future. If we make distributions of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is described below under “—Gain on Disposition of Common Stock”).

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a corporate non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. Even if we become a United States real property holding corporation, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. We will not pay any additional amounts to holders in respect of any amounts withheld. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC, Jefferies LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Jefferies LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Piper Sandler & Co.
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Total
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to          additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us or the selling stockholders.

	Per Share	Total without option to purchase additional shares exercise	Total with full option to purchase additional shares exercise
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          . We have agreed to reimburse the underwriters for expenses of up to $          relating to the clearance of this offering with the Financial Industry Regulatory Authority.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering, subject to certain exceptions.
The restrictions on our actions, as described above, do not apply to certain transactions, including          .
Our executive officers, directors, and all of our significant stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined), designed, or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including          .
J.P. Morgan Securities LLC and Jefferies LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have our common stock approved for listing/quotation on the NYSE under the symbol “CAVA.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;

•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
At our request, Morgan Stanley & Co. LLC, an underwriter in this offering, has reserved for sale, at the initial public offering price, through a directed share program, approximately          % of the shares offered by this prospectus for sale to                               . If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Any shares sold under the directed share program, other than to our directors and officers, will not be subject to the terms of any lock-up agreement. Other than the underwriting discount described on the front covered of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our common stock sold pursuant to the directed share program. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the shares reserved for this directed share program.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. In particular, an affiliate of J.P. Morgan Securities LLC acts as administrative agent, issuing bank, swingline lender and lead arranger and bookrunner under the Credit Facility and affiliates of certain of the underwriters act as lenders under the Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions Outside the United States
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area and the UK
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
(b)to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(i)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)where no consideration is or will be given for the transfer;
(iii)where the transfer is by operation of law;
(iv)as specified in Section 276(7) of the SFA; or
(v)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The financial statements of CAVA Group, Inc. as of and for the fiscal years ended December 25, 2022 and December 26, 2021, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as set forth in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.cava.com) under the heading “          .” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
We intend to make available to our common stockholders annual reports containing financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of CAVA Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CAVA Group, Inc. and subsidiaries (the "Company") as of December 25, 2022 and December 26, 2021, the related consolidated statements of operations, preferred stock and stockholders’ equity, and cash flows, for each of the two years in the period ended December 25, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2022 and December 26, 2021, and the results of its operations and its cash flows for each of the two fiscal years in the period ended December 25, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
McLean, Virginia
March 17, 2023
We have served as the Company's auditor since 2018.

CAVA GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)	December 25, 2022	December 26, 2021
ASSETS
Current assets:
Cash and cash equivalents	$39,125	$140,332
Trade accounts receivable, net	2,827	2,778
Other accounts receivable	4,908	3,282
Inventories	5,139	3,643
Prepaid expenses and other	6,151	4,359
Total current assets	58,150	154,394
Property and equipment, net	242,983	194,941
Operating lease assets	273,876	—
Goodwill	1,944	1,944
Intangible assets, net	1,382	7,304
Other long-term assets	5,548	3,612
Total assets	$583,883	$362,195

LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,311	$13,975
Accrued expenses and other	40,468	37,750
Operating lease liabilities - current	29,539	—
Total current liabilities	84,318	51,725
Deemed landlord financing	—	15,344
Deferred rent	—	24,948
Deferred income taxes	28	23
Operating lease liabilities	285,194	—
Other long-term liabilities	538	868
Total liabilities	370,078	92,908
Commitments and Contingencies (Note 12)
Preferred stock:
Redeemable preferred stock, par value $0.0001 per share; 37,291,370 shares authorized; 31,734,518 shares issued and outstanding	662,308	662,308
Stockholders' equity:
Common stock, par value $0.0001 per share; 50,000,000 shares authorized; 469,820 and 374,844 issued and outstanding, respectively	—	—
Treasury stock, at cost; 295,426 shares and 249,016 shares, respectively	(6,619)	(5,708)
Additional paid-in capital	19,059	15,219
Accumulated deficit	(460,943)	(402,532)
Total stockholders’ equity	(448,503)	(393,021)
Total liabilities, preferred stock and stockholders' equity	$583,883	$362,195

The accompanying notes are an integral part of these consolidated financial statements.

CAVA GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
(in thousands, except share and per share amounts)	December 25, 2022	December 26, 2021
Revenue	$564,119	$500,072
Operating expenses:
Restaurant operating costs (excluding depreciation and amortization)
Food, beverage, and packaging	179,988	154,772
Labor	157,891	143,395
Occupancy	53,669	49,299
Other operating expenses	74,587	70,453
Total restaurant operating expenses	466,135	417,919
General and administrative expenses	70,037	64,792
Depreciation and amortization	42,724	44,538
Restructuring and other costs	5,923	6,839
Pre-Opening costs	19,313	8,194
Impairment and asset disposal costs	19,753	10,542
Total operating expenses	623,885	552,824
Loss from operations	(59,766)	(52,752)
Interest expense, net	47	4,810
Other income, net	(919)	(20,288)
Loss before income taxes	(58,894)	(37,274)
Provision for income taxes	93	117
Net loss	$(58,987)	$(37,391)
Loss per common share:
Net loss per share, basic and diluted	$(133.23)	$(153.18)
Weighted average shares outstanding, basic and diluted	442,753	244,100

The accompanying notes are an integral part of these consolidated financial statements.

CAVA GROUP, INC.
CONSOLIDATED STATEMENTS OF PREFERRED STOCK AND STOCKHOLDERS' EQUITY

	Redeemable Preferred Stock		Common Stock		Treasury Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
(in thousands except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 27, 2020	26,695,388	$478,941	105,804	$—	13,680	$(128)	$4,841	$(365,141)	$(360,428)
Equity-based compensation	—	—	—	—	—	2,108	3,243	—	5,351
Stock options exercised	—	—	408,020	—	—	—	7,135	—	7,135
RSU vesting	—	—	96,356	—	—	—	—	—	—
Repurchase of common stock upon RSU vesting	—	—	(21,936)	—	21,936	(260)	—	—	(260)
Issuance of Series F convertible Preferred Stock, net of issuance costs of $7,933	5,633,803	204,068	—	—	—	—	—	—	—
Repurchase of common stock and redemption of preferred stock	(594,673)	(20,701)	(213,400)	—	213,400	(7,428)	—	—	(7,428)
Net loss	—	—	—	—	—	—	—	(37,391)	(37,391)
Balance—December 26, 2021	31,734,518	$662,308	374,844	$—	249,016	$(5,708)	$15,219	$(402,532)	$(393,021)
Equity-based compensation	—	—	—	—	—	—	3,803	—	3,803
Stock options exercised	—	—	5,067	—	—	—	37	—	37
RSU vesting	—	—	136,319	—	—	—	—	—	—
Repurchase of common stock upon RSU vesting	—	—	(46,410)	—	46,410	(911)	—	—	(911)
Cumulative effect of ASC 842 adoption	—	—	—	—	—	—	—	576	576
Net loss	—	—	—	—	—	—	—	(58,987)	(58,987)
Balance—December 25, 2022	31,734,518	$662,308	469,820	$—	295,426	$(6,619)	$19,059	$(460,943)	$(448,503)

The accompanying notes are an integral part of these consolidated financial statements.

CAVA GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
(in thousands)	December 25, 2022	December 26, 2021
Cash flows from operating activities:
Net loss	$(58,987)	$(37,391)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	37,086	38,269
Amortization of intangible assets	5,638	6,176
Amortization of loan costs	429	93
Equity-based compensation	3,803	5,351
Deferred income taxes	5	3
Bad debt expense	89	74
Impairment and asset disposal costs	19,753	10,542
Gain on extinguishment of debt	—	(20,000)
Changes in operating assets and liabilities:
Trade accounts receivable	(139)	379
Other accounts receivable	(1,626)	(1,356)
Inventories	(1,496)	(1,157)
Prepaid expenses and other	(747)	(1,495)
Operating lease assets	(34,187)	—
Accounts payable	336	(555)
Accrued expenses and other	(2,906)	1,169
Deferred rent	—	3,291
Operating lease liabilities	38,987	—
Net cash provided by operating activities	6,038	3,393
Cash flows from investing activities:
Purchase of property and equipment	(104,323)	(56,411)
Proceeds from sale of property and equipment	162	102
Net cash used in investing activities	(104,161)	(56,309)
Cash flows from financing activities:
Proceeds from issuance of Series F Preferred Stock - net of issuance costs of $7,933	—	204,068
Purchase of treasury stock	(911)	(7,688)
Redemption of Series A Preferred Stock	—	(19,692)
Redemption of Series C Preferred Stock	—	(514)
Redemption of Series D Preferred Stock	—	(495)
Stock options exercised	37	7,135
Deferred offering costs paid	(1,109)	—
Payments on long-term debt	—	(40,000)
Payment of loan acquisition fees	(986)	—
Proceeds from deemed landlord financing, net of capital lease payments	(115)	338
Net cash (used in) provided by financing activities	(3,084)	143,152
Net change in cash and cash equivalents	(101,207)	90,236
Cash and cash equivalents - beginning of year	140,332	50,096
Cash and cash equivalents - end of year	$39,125	$140,332

The accompanying notes are an integral part of these consolidated financial statements.

CAVA GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Fiscal Year Ended
(in thousands)	December 25, 2022	December 26, 2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Deferred offering costs not yet paid	$542	$—
Cash paid for interest related to deemed landlord financing	—	4,023
Cash paid for interest related to long-term debt	161	768
Cash paid for income taxes	523	212
Accrued property and equipment purchases	5,083	1,770

The accompanying notes are an integral part of these consolidated financial statements.

CAVA GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    NATURE OF OPERATIONS
CAVA Group, Inc. (together with its wholly owned subsidiaries, referred to as the “Company”, “we”, “us”, and “our” unless specified otherwise) was formed as a Delaware corporation on February 27, 2015, as a holding company. On April 3, 2015, the Company acquired all of the outstanding membership interests in CAVA Foods, LLC, which includes the Consumer Packaged Goods (“CPG”) business consisting of the Company’s proprietary dips, spreads and dressings. On November 21, 2018, the Company acquired all of the outstanding common stock of Zoes Kitchen, Inc. as part of the Company’s strategic expansion initiative.
The Company is headquartered in Washington D.C. and, as of December 25, 2022, the Company operated 237 fast-casual CAVA restaurants in 21 states and Washington D.C., and 34 fast-casual Zoes Kitchen restaurants in 12 states. The number of CAVA restaurants excludes one location operating under a licensing arrangement and digital kitchens. The Company’s restaurants serve healthful, fast-casual Mediterranean fare. The Company’s dips and spreads, which are centrally produced, are sold nationally through grocery stores, including Whole Foods Markets, while its dressings are available at grocery stores in select markets.
The Company’s operations are conducted as two reportable segments: CAVA and Zoes Kitchen. These segments were determined on the same basis that the Company’s Chief Executive Officer (“CEO”), who is the chief operating decision maker (“CODM”), manages, evaluates, and makes key decisions regarding the business.
The Company is currently focused on a strategy of converting Zoes Kitchen restaurants into CAVA restaurants, in addition to opening new CAVA restaurants. The first conversion restaurant opened on November 8, 2019. As of December 25, 2022, the Company has opened 125 conversion restaurants, and plans to close or convert the remaining 34 Zoes Kitchen locations in 2023. As of March 17, 2023, the Company has closed all Zoes Kitchen locations and plans to convert 28 Zoes Kitchen restaurants to CAVA restaurants in 2023.
2.    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation—The accompanying consolidated financial statements include the accounts of CAVA Group, Inc. and its wholly owned subsidiaries after elimination of all intercompany accounts and transactions.
Fiscal Year—The Company operates on a 52-week or 53-week fiscal year that ends on the last Sunday of the calendar year. The fiscal years ended December 25, 2022 (“fiscal 2022”) and December 26, 2021 (“fiscal 2021”) had 52 weeks. In a 52-week fiscal year, the first fiscal quarter contains sixteen weeks and the second, third, and fourth fiscal quarters each contain twelve weeks. In a 53-week fiscal year, the first fiscal quarter contains sixteen weeks, the second and third fiscal quarters each contain twelve weeks, and the fourth fiscal quarter contains thirteen weeks.
Use of Estimates—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates made by the Company include valuation of long-lived, definite and indefinite-lived assets, impairment of long-lived, definite and indefinite-lived assets, estimated useful lives of assets, the Company’s incremental borrowing rate, allowance for doubtful accounts, the fair value of equity-based compensation and common stock, and deferred tax valuation allowances. These estimates are based on information available as of the date of the consolidated financial statements; therefore actual results could differ from those estimates.
Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with financial institutions and, at times, the amount on deposit may exceed the amount of insurance provided on such deposits.
Accounts Receivable—Trade accounts receivable primarily relates to revenues from CPG sales, third-party delivery and catering. Other accounts receivable primarily relates to amounts due from landlords. The determination of the allowance for doubtful accounts is based on management’s estimate of uncollectible accounts receivable. Management records a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed periodically to ensure that business conditions or other circumstances are consistent with the assumptions. The Company recorded a $0.2 million allowance for doubtful accounts as of December 25, 2022 and December 26, 2021.
Inventories—Inventories consist of food, beverage, paper goods, finished goods, raw materials and packaging, and supplies, and are stated at the lower of cost, as determined on a first-in, first-out method, or market.
The Company allows certain customers to return products under agreed upon circumstances. The Company records a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of historical sales returns and current market information.
Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is calculated using the straight-line method based on the following estimated lives:

Property and Equipment	Useful life
Leasehold improvements	Shorter of lease term or estimated asset life
Equipment	5-7 years
Furniture and fixtures	7 years
Computer hardware and software	3-5 years
Vehicles	5-7 years
Expenditures for improvements and renewals that extend the useful life of an asset are capitalized. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in the accompanying consolidated statements of operations. Maintenance and repair costs are expensed as incurred.
The Company capitalizes certain internal costs, including payroll and payroll-related costs for employees directly associated with development and construction of future restaurants, after the restaurant has been approved and it is considered probable to open. The Company also capitalizes payroll and payroll-related costs directly associated with the development and implementation of technology. These costs are included in property and equipment and amortized over the shorter of the life of the related buildings and leasehold improvements or the lease term or in the case of technology, 3 to 5 years. The Company capitalized internal payroll costs related to new restaurant construction and technology activities of $5.1 million and $3.0 million during fiscal 2022 and fiscal 2021, respectively.
Goodwill—Goodwill is tested for impairment at least annually, or when impairment indicators are present. Impairment is measured as the excess of the carrying value over the fair value of the goodwill.
Intangible Assets, net—Intangible assets are classified in two categories: (i) intangible assets with definite lives subject to amortization, and (ii) intangible assets with indefinite lives not subject to amortization. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives, tests for impairment must be performed at least annually or more frequently if events or circumstances indicate that assets might be impaired.
Intangible assets subject to amortization consist of customer relationships and a tradename. The Company calculates amortization of those assets that are subject to amortization on a straight-line basis over the estimated useful lives of the related assets. The useful life for customer relationships and the tradename is eight years and four years, respectively. The tradename was fully amortized as of December 25, 2022. Intangible assets with indefinite lives consist of trademarks, domain names, and a purchase option.
Impairment of Long-lived Assets—Whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the Company evaluates its long-lived assets for impairment at the lowest level in which there are identifiable cash flows (“asset group”). The asset group is at the restaurant-level for restaurant assets. If the estimated future cash flows (undiscounted) from the use of an asset are less than the carrying value, impairment would be indicated. The Company uses an income approach (discounted cash flow method) to measure the fair value of an asset group. An impairment charge will be recognized in the amount by which the carrying amount of an asset group exceeds its fair value. A significant number of estimates, which are largely unobservable and classified as Level 3 inputs in the fair value hierarchy, are involved in the application of the discounted cash flow method. Estimates and assumptions used in the model are consistent with internal planning and include sales, growth rates, gross margins, operating expenses in relation to the current economic conditions and the Company’s future expectations, market competition, inflation, consumer trends and other relevant economic factors.
Projecting undiscounted future cash flows requires the use of estimates and assumptions. If actual performance does not achieve such projections, the Company may be required to recognize impairment charges in futures periods and such charges could be material.
The Company recorded impairment charges of $9.0 million and $3.2 million during fiscal 2022 and fiscal 2021, respectively, as further described in Note 5 (Property and Equipment).
Loan Costs—Loan costs are amortized on a straight-line basis over the remaining life of the debt as a component of interest expense in the accompanying consolidated statements of operations. Loan costs are contained in other long-term assets in the accompanying consolidated balance sheets. The balance of loan costs related to long-term debt, net of accumulated amortization was $0.8 million and $0.3 million as of December 25, 2022 and December 26, 2021, respectively.
Sales Tax—Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and, therefore, is excluded from revenues in the accompanying consolidated statements of operations. This obligation is included in accrued expenses and other on the accompanying consolidated balance sheets until the taxes are remitted to the appropriate taxing authorities.
Insurance Reserves—The Company primarily self-insures a portion of its expected losses under its workers’ compensation and general liability insurance programs. To limit its exposure to losses, the Company maintains stop-loss coverage through third-party insurers. Insurance liabilities representing estimated costs to settle reported claims incurred but not reported are included in accrued expenses and other on the accompanying consolidated balance sheets. The Company recorded reserves of $2.1 million and $2.0 million as of December 25, 2022 and December 26, 2021, respectively.
Revenue Recognition—The Company recognizes in-restaurant and digital revenue when payment is tendered at the point of sale as the performance obligation has been satisfied, which is recognized net of discounts, incentives and sales tax collected from customers. Digital revenue includes orders made through catering, digital channels, such as the CAVA app and the CAVA website. Digital orders include orders fulfilled through third-party marketplace and native delivery and digital order pick-up.
CPG revenue associated with dips, spreads and dressings is recognized upon transfer of control to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. Transfer of control occurs at a point in time, typically upon delivery as this is when title and risk of loss passes to the customer. Allowances for sales returns, stale products, and discounts are recorded as reductions to CPG revenue. The Company uses judgment in estimating sales returns, considering numerous factors such as historical sales return rates.
Gift Cards—Revenue related to the sale of gift cards is deferred until the gift card is redeemed. Deferred gift card revenue is included in accrued expenses and other in the accompanying consolidated balance sheets. Gift cards do not carry an expiration date; therefore, customers can redeem their gift cards for products indefinitely and the Company does not deduct non-usage fees from outstanding gift card balances. A portion of gift cards that are not expected to be redeemed exclusive of amounts that are subject to state unclaimed property laws are recognized as breakage over time in proportion to gift card redemptions. The Company recognized gift card breakage of $0.2 million in each of fiscal 2022 and fiscal 2021.
Loyalty Program—The Company has established a promotional program to encourage repeat business from customers. Loyalty program members earn rewards based on the amount spent, which are redeemable for free goods or future discounts. The loyalty points represent a material right. Accordingly, the Company records a liability and a corresponding reduction in revenue in periods when loyalty program rewards are earned by members. The Company recognizes revenue and a corresponding reduction to the liability in periods when loyalty program rewards are redeemed by members or when loyalty program rewards expire. The amount of revenue recognized or deferred is based on the stand-alone selling price of the loyalty points multiplied by the historical redemption rate. The Company determines the stand-alone selling price of loyalty points by dividing the value of a reward by the amount of spend required to earn the reward.
Advertising and Marketing Costs—Advertising and marketing costs are expensed as incurred. Advertising and marketing costs totaled $5.0 million and $5.5 million, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.
Restructuring and Other Costs—Restructuring and other costs consist mainly of expenses related to closed Zoes Kitchen locations in connection with the Company’s conversion strategy as described above, public company readiness costs, and costs related to our collaboration center relocation. The liability relating to restructuring costs as of December 25, 2022 and December 26, 2021 was not material.
Pre-Opening Costs—Pre-opening costs consist of expenses incurred prior to opening a new restaurant (including a new restaurant that is converted from a Zoes Kitchen location) and are made up primarily of manager salaries, relocation costs, supplies, recruiting expenses, payroll and training costs, and travel costs. Pre-opening costs also include occupancy costs recorded during the period between the date of possession and the date we begin operations at a location. Pre-opening costs are expensed as incurred.
Income Taxes—The Company is taxed as a C corporation under which income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The factors used to assess the likelihood of realization include the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.
The Company has considered its income tax positions, including any positions that may be considered uncertain by the relevant tax authorities in the jurisdictions in which the Company operates. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company did not have any uncertain tax positions as of December 25, 2022 and December 26, 2021.
The Company’s primary tax jurisdiction is in the United States. Generally, federal, state, and local authorities may examine the Company’s tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 25, 2022.
Equity-Based Compensation—The Company has issued non-qualified stock options and restricted stock units. Equity-Based compensation expense is measured based on the grant date fair value of those awards and is recognized on a straight-line basis over the requisite service period. Equity-Based compensation expense is based on awards outstanding, and forfeitures are recognized as they occur. Equity-Based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

Because the Company is privately held with no active public market for its common stock, the fair value of the Company’s common stock was estimated using a two-step process. First, the Company’s enterprise value was established using generally accepted valuation methodologies, including the utilization of an income approach (discounted cash flow method), a market approach (guideline public company method), and a probability-weighted expected return method. Second, the enterprise value was allocated among the securities that comprise the capital structure of the Company using the option-pricing method. The assumptions used to determine the fair value of the Company’s common stock represents management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.
The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to estimate the fair value of non-qualified stock options at the grant date. The use of the Black-Scholes option-pricing model requires the use of highly subjective assumptions, including the expected term, risk-free interest rate, expected volatility, and expected dividend yield of the underlying common stock. The fair value of restricted stock units is equal to the fair value of the underlying common stock at the date of grant.
Net loss per share—Basic and diluted net loss per share is calculated using the two-class method required for companies with participating securities. The two-class method is an earnings allocation formula under which the Company treats participating securities as having rights to earnings that otherwise would have been available to common shareholders. The Company considers preferred stock to be participating securities as the holders are entitled to receive non-cumulative dividends on an as-if converted basis equal to common stock. Diluted net income for common stock is calculated utilizing the if-converted method, which assumes the conversion of all shares of preferred stock to common stock on a share-for-share basis. As the dividend rights are the same among common and preferred shareholders, the undistributed earnings (in a period the Company reports earnings) are allocated on a proportionate basis and the resulting net income per share would therefore be the same for common and preferred shareholders on an individual or combined basis.
Under the two-class method, basic net loss per share available to common shareholders is calculated by dividing the net loss available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. The net loss available to common shareholders is not allocated to the preferred stock as the holders of preferred stock did not have a contractual obligation to share losses. Diluted net loss per share available to common shareholders is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, preferred stock, stock options, and non-vested restricted stock units are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect was anti-dilutive. In periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share. The Company reported a net loss in fiscal 2022 and fiscal 2021.
Fair Value of Financial Instruments—The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure value into three categories. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest category (observable inputs) and Level 3 is the lowest category (unobservable inputs). The three levels are defined as follows:
•Level 1—Quoted prices for identical instruments in active markets.
•Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which significant value drivers are observable.
•Level 3—Unobservable inputs for the asset or liability. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Due to the short-term nature and/or variable rates associated with these financial instruments, the carrying value of the Company’s cash and cash equivalents, including money market securities, accounts receivable and accounts payable approximates fair market value.

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis when events or circumstances indicate that the carrying amount of an asset may not be recoverable. These adjustments to fair value usually result from the application of lower of cost or fair value accounting or write downs of individual assets. See Note 4 (Fair Value) for more information.
Contingencies—The Company is subject to various claims, lawsuits, governmental investigations, and administrative proceedings that arise in the ordinary course of business. The Company accrues a liability and recognizes an expense for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimating liabilities and costs associated with these matters require significant judgment based upon the professional knowledge and experience of management and its legal counsel.
Deferred Offering Costs—Deferred offering costs, which consist of direct incremental legal, consulting, accounting, and other fees relating to the anticipated sale of the Company’s common stock in the initial public offering (“IPO”), are capitalized and will be recorded as a reduction of proceeds from the IPO upon the consummation of the IPO. There were $1.7 million of deferred offering costs included in other current assets on the accompanying consolidated balance sheet as of December 25, 2022.
Recently Adopted Accounting Standards—On December 27, 2021, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), along with related clarifications and improvements. ASU 2016-02 requires lessees to recognize a liability for lease obligations and a corresponding right-of-use asset on the balance sheet. The guidance under Accounting Standards Codification (“ASC”) 842 requires expanding disclosures of key information about leasing arrangements which gives financial statement users the ability to assess the amount, timing, and uncertainty of cash flows related to leases. We elected the optional transition method to apply the standard as of the effective date and therefore we have not applied the standard to comparative periods presented within this report. Practical expedients were as follows:
•Practical expedient package—We have not reassessed whether any expired or existing contracts are or contain leases, we have not reassessed the lease classification for any expired or existing leases, we have not reassessed initial direct costs for any expired or existing leases.
•Hindsight—We have elected the hindsight practical expedient, which permits the use of hindsight when determining lease term and assessing impairment of right-of-use assets.
•Short-term leases—As an accounting policy, we have elected not to apply the balance sheet recognition requirements for short-term leases (less than 12 months).
We lease all of our restaurants, our production facility in Maryland, our collaboration center in Washington D.C., and our support centers in Brooklyn, New York, St. Louis, Missouri and Plano, Texas under various non-cancelable lease agreements that expire on various dates through 2039. At inception of a lease, we determine its classification as an operating or financing lease. All of our restaurant leases are classified as operating leases. Restaurants are located on sites leased from third parties. When determining the lease term, the Company includes reasonably certain option periods.
The Company makes judgments regarding the probable term for each lease, which can impact the classification and accounting for a lease as well as the amount of straight-line rent expense recognized in a period. Typically, restaurant leases have initial terms of ten years and include five-year renewal options. Renewal options are typically not included in the lease term as it is not reasonably certain at commencement that we will exercise the options. Restaurant leases provide for fixed minimum rent payments and in some cases include contingent rent payments based upon sales in excess of specified breakpoints. When achievement of sales breakpoints is probable, contingent rent is accrued. Fixed minimum rent payments are recognized on a straight-line basis over the lease term starting on the date we take control of the leased space.
Operating lease assets and liabilities are recognized at the lease’s commencement date. We measure the lease liability at lease commencement by discounting the future minimum lease payments. Operating lease assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments, initial direct costs, lease incentives, and impairment. As the rate implicit in the lease is not readily determinable in most of the Company’s leases, the Company uses its incremental borrowing rate based on the information available at a lease’s commencement date to determine the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.
For periods prior to the adoption of ASC 842, leases are accounted for under ASC 840. Under ASC 840, rent expense, including rent free periods if applicable, is recognized on a straight-line basis over the lease term. The difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. Lease term is determined at lease inception and includes the initial term of the lease plus any renewal periods that are reasonably assured to occur. The lease term begins when we have the right to control the use of the property. Tenant improvement allowances are recorded as deferred rent in the accompanying consolidated balance sheet and amortized on a straight-line basis as a reduction to rent expense over the applicable lease terms.
We adopted ASC 842 in the first quarter of fiscal 2022, which did not have a material impact on our consolidated statement of operations or consolidated statement of cash flows. The adoption of ASC 842 did have a material impact on our consolidated balance sheet resulting in the recognition of operating lease assets and liabilities. The disclosure below reflects the impact of our adoption of ASC 842.

The impact of adopting ASC 842 on the consolidated balance sheet is as follows:

($ in thousands)	December 26, 2021	ASC 842 Transition Adjustments	December 27, 2021
ASSETS
Current assets:
Cash and cash equivalents	$140,332	$—	$140,332
Trade accounts receivable, net	2,778	—	2,778
Other accounts receivable	3,282	—	3,282
Inventories	3,643	—	3,643
Prepaid expenses and other	4,359	(606)	3,753
Total current assets	154,394	(606)	153,788
Property and equipment, net	194,941	(8,635)	186,306
Operating lease assets	—	256,915	256,915
Goodwill	1,944	—	1,944
Intangibles, net	7,304	(284)	7,020
Other long-term assets	3,612	—	3,612
Total assets	$362,195	$247,390	$609,585

LIABILITIES, PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,975	$—	$13,975
Accrued expenses and other	37,750	—	37,750
Total current liabilities (excluding current portion of operating lease liabilities)	51,725	—	51,725
Deemed landlord financing	15,344	(15,344)	—
Deferred rent	24,948	(24,948)	—
Current and long-term operating lease liabilities	—	287,608	287,608
Deferred income taxes	23	—	23
Other long-term liabilities	868	(502)	366
Total liabilities	92,908	246,814	339,722
Preferred stock:
Redeemable preferred stock	662,308	—	662,308
Stockholders' equity:
Common stock	—	—	—
Treasury stock	(5,708)	—	(5,708)
Additional paid-in capital	15,219	—	15,219
Accumulated deficit	(402,532)	576	(401,956)
Total stockholders’ equity	(393,021)	576	(392,445)
Total liabilities, preferred stock, and stockholders' equity	$362,195	$247,390	$609,585
Recently Issued Accounting Standards—In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in ASU 2016-13 provide amended guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. Expanded disclosures related to the methods used to estimate the losses are also required. The standard is effective for fiscal years beginning after

December 15, 2022. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.
The Company reviewed all other recently issued accounting standards and determined they were either not applicable or not expected to have a material impact on our financial position or results from operations.
JOBS Act Election—In April 2012, the JOBS Act was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay adoption of certain accounting standards until those standards would apply to private companies. The Company has elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, the Company will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies and, as a result, the Company’s financial statements may not be comparable with similarly situated public companies.
3.    REVENUE
The Company’s revenue was as follows for the fiscal years indicated:

($ in thousands)	2022	2021
Restaurant revenue	$556,986	$493,938
CPG revenue and other	7,133	6,134
Revenue	$564,119	$500,072
Revenue from the sale of the Company’s gift cards and loyalty program is included in restaurant revenue. Refer to Note 7 (Accrued Expenses and Other) for the Company’s gift card and loyalty liabilities balances. Revenue recognized from gift card breakage and the redemption of gift cards that were included in the gift card liability at the beginning of the year was $0.6 million and $0.7 million during fiscal 2022 and fiscal 2021, respectively. The full amount of the outstanding loyalty liability as of December 25, 2022 is expected to be recognized within one year due to the expiration of loyalty rewards being less than one year.
4.    FAIR VALUE
Assets and Liabilities Measured at Fair Value on a Recurring Basis—The carrying amounts of our financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, approximate their fair values due to their short maturities.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis—Assets recognized or disclosed at fair value in the accompanying consolidated financial statements on a nonrecurring basis include items such as property and equipment, net, operating lease assets, goodwill, and intangible assets, net. These assets are measured at fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
The following non-financial instruments reflecting certain operating lease assets and property and equipment for which an impairment loss was recognized, were measured at fair value, on a non-recurring basis. The fair value of these assets was measured using an income approach (discounted cash flow method), which relies on Level 3 inputs (unobservable inputs). Unobservable inputs include the discount rate and projected restaurant revenues and expenses. Refer to Note 5 (Property and Equipment) for description of impairment charges.

($ in thousands)		Fair Value Measurements as of December 25, 2022
	Total	Level 1	Level 2	Level 3
Certain operating lease assets	$7,518	$—	$—	$7,518
Certain property and equipment, net	631	—	—	631

($ in thousands)		Fair Value Measurements as of December 26, 2021
	Total	Level 1	Level 2	Level 3
Certain property and equipment, net	$1,819	$—	$—	$1,819
5.    PROPERTY AND EQUIPMENT
The following table presents the Company’s property and equipment, net as of the periods indicated:

($ in thousands)	December 25, 2022	December 26, 2021
Land	$600	$—
Buildings under deemed landlord financing	—	12,701
Leasehold improvements	206,849	183,735
Equipment	58,430	46,594
Furniture and fixtures	18,472	18,264
Computer hardware and software	35,190	24,345
Vehicles	565	763
Construction in progress	36,269	16,571
Total property and equipment, gross	356,375	302,973
Less accumulated depreciation	(113,392)	(108,032)
Total property and equipment, net	$242,983	$194,941
Construction in progress relates to CAVA new restaurant openings, including conversion of Zoes Kitchen restaurants in connection with the Company’s conversion strategy, as well as technology improvements.
In connection with the Company’s conversion strategy described in Note 1 (Nature of Operations), certain Zoes Kitchen restaurants were identified to be permanently closed, which was an indicator for impairment. Based on the review of applicable asset groups, the Company recognized impairment losses, primarily related to leasehold improvements, of $2.6 million and $3.1 million within the Zoes Kitchen segment during fiscal 2022 and fiscal 2021, respectively. Those, together with impairment charges of $0.9 million and $0.1 million recorded in fiscal 2022 and fiscal 2021, respectively, within the CAVA segment relating to certain under-performing locations and within Other relating to the collaboration center relocation, resulted in $3.5 million and $3.2 million of total impairment charges recorded as a reduction to property and equipment recorded during fiscal 2022 and fiscal 2021, respectively.
As part of the impairment analysis described above, the Company recognized an impairment loss related to operating lease assets of $3.5 million within the Zoes Kitchen segment during fiscal 2022. Additionally in fiscal 2022, the Company recognized impairment charges related to operating lease assets of $2.0 million within the CAVA segment relating to certain underperforming restaurants and within Other relating to the collaboration center relocation. Together with the property and equipment impairment charges described above, impairments recorded as a reduction to operating lease assets resulted in total asset impairment charges of $9.0 million and $3.2 million in fiscal 2022 and fiscal 2021, respectively. Impairment charges are recorded within asset impairment and disposal costs in the accompanying consolidated statements of operations. The Company’s conversion strategy may result in future impairment charges within the Zoes Kitchen segment.
As a result of the application of build-to-suit lease guidance contained in ASC 840, Leases, the Company had determined that it was the accounting owner of a total of 31 landlord shell buildings under deemed landlord financing as of December 26, 2021. As part of adopting ASC 842, the Company derecognized the landlord’s estimated construction cost of the building as of December 27, 2021. See Note 2 (Basis of Presentation and Significant Accounting Policies), and Note 11 (Leases) for more information on the Company’s adoption of ASC 842.

6.    GOODWILL AND INTANGIBLE ASSETS, NET
During fiscal 2022 and fiscal 2021, there were no changes in the carrying amount of goodwill of $1.9 million.
The following tables present the Company’s intangible assets, net as of the periods indicated:

	December 25, 2022
($ in thousands)	Carrying Value	Accumulated Amortization	Net
Total intangible assets subject to amortization - customer relationships	$1,207	$(1,180)	$27
Trademark	750	—	750
Other	605	—	605
Total intangible assets not subject to amortization	1,355	—	1,355
Intangible assets, net	$2,562	$(1,180)	$1,382

	December 26, 2021
($ in thousands)	Carrying Value	Accumulated Amortization	Net
Tradename	$24,500	$(19,015)	$5,485
Customer relationships	1,207	(1,027)	180
Favorable leases	421	(137)	284
Total intangible assets subject to amortization	26,128	(20,179)	5,949
Trademark	750	—	750
Other	605	—	605
Total intangible assets not subject to amortization	1,355	—	1,355
Intangible assets, net	$27,483	$(20,179)	$7,304
ASC 842 requires any favorable leases recorded as a result of a business combination to be recognized as an adjustment to the carrying amount of the operating lease asset. Accordingly, favorable leases have been reclassified from intangible assets, net to operating lease assets in 2022.
Future amortization expense for intangible assets as of December 25, 2022 is less than $0.1 million, all of which will be recognized in fiscal 2023.
7.    ACCRUED EXPENSES AND OTHER
The following table presents the Company’s accrued expenses and other as of the periods indicated:

($ in thousands)	December 25, 2022	December 26, 2021
Accrued payroll and payroll taxes	$13,413	$16,749
Accrued capital purchases	7,726	2,643
Sales tax payable	2,339	2,850
Gift card and loyalty liabilities	3,271	3,044
Other accrued expenses	13,719	12,464
Total accrued expenses and other	$40,468	$37,750
8.    DEBT
JPMorgan Chase Bank Revolving Line of Credit—On March 11, 2022, the Company terminated the 2020 Credit Facility (defined below) with SunTrust Bank and entered into a new credit facility with JPMorgan Chase

Bank, National Association, as administrative agent (the “2022 Credit Facility”). Refer to Note 17 (Subsequent Events) for information on the Second Amendment (as defined below) to the 2022 Credit Facility.
As of December 25, 2022, the 2022 Credit Facility consisted of a revolving loan commitment in the aggregate amount of $75.0 million, together with an incremental revolving credit commitment up to an aggregate amount of $25.0 million. The 2022 Credit Facility has a five-year term and matures on March 11, 2027. As of December 25, 2022, the Company had unamortized loan origination fees of $0.8 million related to the 2022 Credit Facility recorded within other long-term assets on the accompanying consolidated balance sheet.
Interest on loans under the Credit Facility are based on one, three or six months Adjusted Term Secured Overnight Financing Rate, as applicable, plus an applicable margin of 1.50% to 2.50% based on the Company’s Total Rent Adjusted Net Leverage Ratio (as defined in the 2022 Credit Facility). The Company also has the ability to draw overnight borrowings for which interest rates are calculated based on the Alternative Base Rate (as defined in the 2022 Credit Facility). The Company had no borrowings under 2022 Credit Facility as of December 25, 2022.
The 2022 Credit Facility is unconditionally guaranteed by our domestic restricted subsidiaries, other than immaterial subsidiaries and other excluded subsidiaries. The 2022 Credit Facility is secured, subject to permitted liens and other exceptions, by a first-priority security interest in certain tangible and intangible assets of the borrower and the guarantors and a first-priority pledge of the capital stock of each domestic restricted subsidiary of the borrower and the guarantors, subject to certain exceptions.
The 2022 Credit Facility includes customary restrictive covenants, including limitations on additional indebtedness, creation of liens, dividend payments, investments and certain transactions with affiliates. The 2022 Credit Facility also includes covenants that require compliance with certain leverage ratios. The availability of certain baskets and the ability to enter into certain transactions may be subject to compliance with such leverage ratios. In addition, the 2022 Credit Facility contains other customary covenants, representations and events of default. As of December 25, 2022, the Company was in compliance with these financial and other covenants.
Previous SunTrust Revolving Line of Credit—On November 21, 2018, the Company entered into a revolving credit agreement with SunTrust Bank (as amended, the “2020 Credit Facility”). The 2020 Credit Facility provided for aggregate borrowings outstanding of up to $38.7 million.
On May 5, 2021 the Company paid the $5.0 million current portion of the line of credit outstanding under the 2020 Credit Facility. On May 20, 2021, the Company repaid in full all indebtedness then outstanding under the 2020 Credit Facility of $35.0 million. On March 11, 2022, the Company terminated the 2020 Credit Facility.
Paycheck Protection Program Notes—On April 15, 2020, as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), the Company entered into a note with JPMorgan Chase Bank, N.A. for $10.0 million (the “ZK PPP Loan”) for its Zoes Kitchen business. The ZK PPP Loan had a maturity date of April 15, 2022 and bore interest at a rate of 0.98%. Payments of principal and interest were deferred for the six months beginning on the date the note was executed.
On April 16, 2020, as part of the CARES Act, the Company entered into a note with Truist Bank for $10.0 million (the “CAVA PPP Loan”) for its CAVA business. The CAVA PPP Loan had a maturity date of April 16, 2022 and bore interest at a rate of 1.00%. Payments of principal and interest were deferred for the seven months beginning on the date the note was executed.
Funds from both loans were used for payroll, payroll tax, and benefit payments, which included retaining team members. The Company applied for forgiveness which was granted on June 10, 2021 for the ZK PPP Loan and June 14, 2021 for the CAVA PPP Loan. Amounts forgiven resulted in a $20.0 million gain recorded within other income for fiscal 2021 in the accompanying consolidated statement of operations.

9.    REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
The Company has reserved shares of common stock for issuance as follows as of the periods indicated:

	December 25, 2022	December 26, 2021
Conversion of outstanding shares of preferred stock	31,734,518	31,734,518
Awards outstanding under the 2015 Equity Incentive Plan	1,213,029	972,923
Shares available for future issuance under the 2015 Equity Incentive Plan	557,808	939,300
Total reserved shares of common stock	33,505,355	33,646,741
Preferred stock consisted of the following as of December 25, 2022 and December 26, 2021:

(in thousands, except share data)	Shares Authorized	Shares Issued & Outstanding	Liquidation Preference	Carrying Value
Series A	5,334,183	4,434,746	$38,161	$(12,912)
Series B	2,577,005	2,571,195	44,250	44,024
Series C	1,735,111	1,720,343	34,950	34,609
Series D	1,487,696	1,473,484	33,389	32,999
Series E	20,523,572	15,900,947	360,315	359,520
Series F	5,633,803	5,633,803	212,000	204,068
Total	37,291,370	31,734,518	$723,065	$662,308
Series F Capital Raise—On March 26, 2021, the Company and certain existing significant stockholders and new investors, including T.Rowe and certain of its affiliates (collectively, the “Investors”), entered into the Series F Preferred Stock Purchase Agreement (the “Series F SPA”), pursuant to which the Investors purchased from the Company an aggregate of 5,633,803 shares of Series F Preferred Stock at $37.63 per share for an aggregate purchase price of $204.1 million, net of issuance costs of $7.9 million, which has been recorded in the accompanying consolidated balance sheet and statement of preferred stock and stockholders’ equity in fiscal 2021.
Concurrently with the closing of the Series F SPA, (i) the Company and certain current Company stockholders entered into Share Repurchase Agreements, pursuant to which the Company purchased from such stockholders an aggregate of 594,673 shares of preferred stock at $34.81 per share for an aggregate purchase price of $20.7 million, and (ii) the Company, certain selling founders of the Company consisting of its CEO and Chief Concept Officer (collectively, the “Sellers”), and certain of the Investors entered into Share Transfer Agreements, pursuant to which such Investors purchased from such Sellers 70,299 shares of common stock and 159,520 shares of preferred stock at $34.81 per share for an aggregate purchase price of $8.0 million. The Company also repurchased from its CEO 213,400 shares of common stock at $34.81 per share for a net payment of proceeds of $1.0 million to the CEO (after offsetting the payment of the exercise price of $6.4 million pursuant to a promissory note issued in favor of the Company from the aggregate purchase price of $7.4 million). The Company recognized compensation expense on the repurchase of common stock from the CEO and on the sale of common stock by the CEO to such Investors. Refer to Note 14 (Equity-Based Compensation) for further discussion. Under the Company’s amended and restated certificate of incorporation, any shares of preferred stock that are redeemed or acquired by the Company or any of its subsidiaries are automatically and immediately cancelled and retired, and cannot be reissued, sold, or transferred. Simultaneously in connection with the closing of the Series F SPA, the Company amended its 2015 Equity Incentive Plan (the “Plan”) to increase the authorized shares of common stock thereunder in the amount of 631,518, with an aggregate amount of common stock reserved for issuance under the Plan, as amended, of 2,702,663. In addition, in April 2021, the Company amended its amended and restated certificate of incorporation to increase the number of authorized shares of common stock to 50,000,000.
As of March 26, 2021, the Company’s Board of Directors (our “Board of Directors”) may designate one director, subject to the approval of T. Rowe provided that T. Rowe continues to own shares of Series F Preferred

Stock. In addition, T. Rowe entered into a proxy agreement with certain stockholders by which such stockholders received an irrevocable voting proxy with respect to an aggregate of 797,236 shares of Series E Preferred Stock.
Rights, Preferences, Privileges, and Restrictions of the Preferred Stock—The holders of the Company’s preferred stock have the following rights, preferences, privileges, and restrictions:
Voting—Each holder of preferred stock will have the same voting rights as the holders of common stock, and the holders of common stock and preferred stock will vote together as a single class on all matters except as discussed below and for certain actions that solely require the consent of the holders of preferred stock as set forth in the Company’s amended and restated certificate of incorporation. Each holder of preferred stock has voting rights equal to the number of shares of common stock into which the shares of preferred stock held by such holder are then convertible. All stockholders are required to vote their shares and maintain a Board of Directors comprised of twelve directors and to elect the Company’s chief executive officer and certain persons designated by certain stockholders to the Company’s Board of Directors. Certain stockholders, so long as certain significant holders of Series E Preferred Stock hold at least 50% of the shares of common stock as of a certain date (including shares of common stock issued or issuable upon conversion of preferred stock) and meet certain other requirements set forth in the applicable Voting Agreement, as amended, shall have the right to designate in the aggregate nine of the twelve seats of the Company’s Board of Directors.
Dividends—So long as any shares of preferred stock are outstanding, the Company shall not declare, pay, or set apart for payment any dividend on any shares of common stock, unless the holders of the then outstanding preferred stock first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (B) the number of shares of common stock issuable upon conversion of a share of the applicable series of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Company declares, pays, or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock shall, for each series of preferred stock, be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such series. The “Original Issue Price” shall mean (1) for Series A Preferred Stock, $8.60 per share (the “Series A Original Issue Price”), (2) for Series B Preferred Stock, $17.21 per share (the “Series B Original Issue Price”), (3) for Series C Preferred Stock, $20.32 per share (the “Series C Original Issue Price”), (4) for Series D Preferred Stock, $22.66 per share (the “Series D Original Issue Price”), (5) for Series E Preferred Stock, $22.66 per share (the “Series E Original Issue Price”), and (6) for Series F Preferred Stock $37.63 per share (the “Series F Original Issue Price”), in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such series.
Liquidation—In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of each of Series B, C, D, E, and F Preferred Stock, respectively, shall be entitled to receive, prior to any distributions to the holders of Series A Preferred Stock or common stock, an amount per share equal to the greater of (i) the Series B Original Issue Price, Series C Original Issue Price, Series D Original Issue Price, Series E Original Issue Price, and Series F Original Issue Price, respectively, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such Series B, C, D, E, and F Preferred Stock been converted into common stock.
In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, after the payment of all preferential payments required to be paid to the holders of Series B, C, D, E, and F Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive, prior to any distributions to the holders of common stock, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock.
Unless holders of a majority of outstanding shares of each series of preferred stock, each such series voting as a separate class, determines otherwise, any merger or consolidation or sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company’s assets will be considered a “deemed liquidation event”, which will trigger the liquidation preference further described above. Upon such deemed liquidation event, each share of Series B, C, D, E, and F Preferred Stock (unless deemed converted to common stock) shall be entitled to be paid the greater of (i) the Original Issue Price of the series, as applicable, plus any declared but unpaid dividends or (ii) the amount that would have been payable had all such shares of preferred stock been converted into common stock immediately prior to the deemed liquidation event pari passu with the Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, and Series B Preferred Stock, but prior to payment on the Series A Preferred Stock or common stock of the Company. After the payment of all preferential amounts required to be paid to the holders of preferred stock, the Company’s remaining assets will be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.
Conversion and Redemption—Each share of preferred stock is convertible, at any time at the option of the holder, into shares of common stock, subject to certain anti-dilution adjustments, as determined by dividing the Original Issue Price for such preferred stock by the applicable conversion price in effect at the time of conversion. As of December 25, 2022, there have been no dilution adjustments for any series of preferred stock.
Preferred stock issued with redemption provisions that are outside of the control of the Company or that contain certain redemption rights in a deemed liquidation event is required to be classified as temporary equity in the mezzanine section of the accompanying consolidated balance sheets. The shares of preferred stock contain certain features, including a liquidation preference in the event of a deemed liquidation event that are not solely within the Company’s control. In addition, the number of shares of common stock potentially issuable upon conversion by the holder can vary upon triggering of certain anti-dilution adjustments. The Company, therefore, is not deemed to be solely in control of the number of shares potentially issuable to settle the exercise of the conversion option, and as such, the conversion options are deemed to be “uncapped.” Therefore, these shares are classified as temporary equity.
Upon either (i) the closing of a firmly underwritten public offering of common stock at a price per share that is at least one and half times the Series F Original Issue Price, that results in gross offering proceeds in excess of $50,000,000 or (ii) for a series of preferred stock, the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the shares of such series of preferred stock, (A) all outstanding shares of preferred stock, or, if pursuant to (ii), all outstanding shares of the applicable series of preferred stock shall be converted into shares of common stock, at the then effective conversion rate and (B) such shares may not be reissued by the Company.
10.    INCOME TAXES
The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets (“DTAs”). A significant piece of objective negative evidence evaluated was the cumulative losses incurred over the three-year period ended December 25, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.
On the basis of this evaluation, as of December 25, 2022 and December 26, 2021, a valuation allowance of $88.4 million and $74.9 million, respectively, has been recorded to recognize only the portion of the DTA that is more likely than not to be realized. The amount of the DTA considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

As explained in Note 8 (Debt), the Company received $20.0 million in notes associated with the CARES Act, which were forgiven in June 2021. The forgiveness of the notes was treated as a permanent favorable adjustment to book income.
The Company generates all of its income before taxes in the United States. The provision for income taxes consists of the following for the fiscal years indicated:

($ in thousands)	2022	2021
Current:
Federal	$—	$—
State	88	114
Subtotal current	88	114
Deferred:
Federal	2	2
State	3	1
Subtotal deferred	5	3
Provision for income taxes	$93	$117
The provision for income taxes differs from the amount computed by applying the U.S. federal statutory income tax rate to loss before income taxes for the reasons set forth below for the fiscal years indicated:

($ in thousands)	2022	2021
Income tax benefit at federal statutory rate	$(12,323)	$(7,846)
State income taxes	(1,885)	(3,231)
Increase in valuation allowance	13,428	15,795
Deferred taxes	1,318	572
Forgiveness of Paycheck Protection Program Notes	—	(4,200)
Other permanent adjustments	(445)	(973)
Provision for income taxes	$93	$117
Deferred income taxes reflect the net effects of net operating loss carryforwards and the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the Company’s deferred tax assets and liabilities as of the periods indicated:

($ in thousands)	December 25, 2022	December 26, 2021
Deferred tax assets:
Net operating loss	$65,423	$56,868
Operating lease liabilities	81,204	—
Deferred rent	—	6,335
Deemed landlord financing	—	4,022
Property and equipment	5,230	623
Goodwill	955	1,399
Allowance for doubtful accounts	60	54
Accrued payroll	1,508	2,764
Intangible assets, net	447	—
Deferred revenue	139	181
Charitable contributions carryforward	184	172
Interest expense	1,602	1,659
Equity-based compensation	2,161	1,493
Gross deferred tax assets	158,913	75,570
Valuation allowance	(88,361)	(74,933)
Net deferred tax assets	70,552	637
Deferred tax liabilities:
Operating lease assets	(70,580)	—
Intangible assets, net	—	(660)
Total deferred tax liabilities	(70,580)	(660)
Total net deferred tax liabilities	$(28)	$(23)
The Company had available as of December 25, 2022, $252.0 million and $247.8 million of unused federal and state net operating loss carryforwards, respectively. As mentioned above, a nearly full valuation allowance has been established for the Company’s deferred tax assets (net of the deferred tax liability associated with the Company’s operating lease assets), including those related to net operating loss carryforwards. Under the Tax Cuts and Jobs Act of 2017, net operating losses may be carried forward indefinitely. However, net operating losses arising in tax years that begin after December 31, 2017, will be limited to 80% of the respective future year’s taxable income. In addition, net operating loss carryforwards may be limited in situations where there is a change in the Company’s ownership. The Company’s federal net operating losses generated before December 31, 2017 of $53.6 million will start to expire if not utilized, beginning in 2027, and state net operating losses expire over varying intervals in the future. As of December 25, 2022, the Company did not have any uncertain tax positions in any jurisdictions.
11.    LEASES
We adopted ASC 842 in the first quarter of fiscal 2022, as described in Note 2 (Basis of Presentation and Significant Accounting Policies).
The weighted average remaining lease term and discount rate were as follows as of the period indicated:

December 25, 2022
Weighted average remaining lease term (years)	8.38
Weighted average discount rate	5.51%

The components of lease cost were as follows for the fiscal year indicated:

($ in thousands)	Classification	2022
Operating lease cost	Occupancy, General and administrative expenses	$42,551
Pre-Opening lease cost	Pre-Opening costs	3,823
Closed store lease cost	Restructuring and other costs	840
Short-Term lease costs	General and administrative expenses	460
Variable lease cost	Occupancy	327
Sublease income	Other income	(659)
Total lease cost		$47,342
Supplemental disclosures of cash flow information related to leases were as follows for fiscal year indicated:

($ in thousands)	2022
Cash paid for operating lease liabilities	$49,984
Operating lease assets obtained in exchange for operating lease liabilities (*)	322,015
Derecognition of operating lease assets due to termination or impairment	17,041
__________________
*Amounts presented for fiscal 2022 include the transition adjustment for the adoption of ASC 842 discussed in Note 2 (Basis of Presentation and Significant Accounting Policies).
Refer to Note 5 (Property and Equipment) for a description of impairment charges that resulted in a reduction to operating lease assets.
Maturities of lease liabilities were as follows as of December 25, 2022:

($ in thousands)	Operating leases
2023	$44,930
2024	50,358
2025	50,002
2026	48,413
2027	45,471
Thereafter	161,259
Total	400,433
Less: imputed interest	85,700
Operating lease liabilities (current and non-current)	$314,733
As of December 25, 2022, operating lease payments excluded approximately $35.4 million of legally binding minimum lease payments for leases executed but not yet commenced.

As previously disclosed in our annual financial statements for the fiscal year ended December 26, 2021, maturities of lease liabilities under the previous lease accounting (ASC 840) were as follows as of December 26, 2021:

($ in thousands)	Deemed landlord financing	Operating leases
2022	$3,999	$42,922
2023	3,654	42,103
2024	3,327	42,006
2025	3,207	40,567
2026	3,172	37,591
Thereafter	15,350	124,299
Total	$32,709	$329,488
12.    COMMITMENTS AND CONTINGENCIES
Purchase Obligations—The Company enters into various purchase obligations in the ordinary course of business, generally of a short-term nature. Those that are binding primarily relate to amounts owed for produce and other ingredients and supplies, including supplies and materials used for new restaurant openings.
Letters of Credit—As of December 25, 2022, the Company had eight irrevocable letters of credit in favor of various landlords in the aggregate amount of $1.3 million. The letters of credit do not require a compensating balance and automatically renew in accordance with the terms of the underlying lease agreement.
Litigation—The Company is currently involved in various claims and legal actions that arise in the ordinary course of its business, including claims resulting from employment related matters. None of these claims, most of which are covered by insurance, are expected to have a material effect on the Company. As of the date hereof, the Company is not party to any material pending legal proceedings and is not aware of any claims that could have a material effect on our business, financial condition, results of operations, or cash flows. However, a significant increase in the number of these claims or an increase in amounts owed under successful claims could materially and adversely affect our business, financial condition, results of operations, or cash flows.
13.    RELATED PARTY TRANSACTIONS
In March 2021, CAVA Group, Inc. entered into a promissory note for $6.4 million with the Company’s CEO, Brett Schulman. The purpose of this note was to facilitate the exercise and repurchase of stock options in connection with the Series F capital raise. The full amount of the note was repaid on March 26, 2021, and as a result, Mr. Schulman has no outstanding indebtedness related to the promissory note. Refer to Note 9 (Redeemable Preferred Stock and Stockholders’ Equity) for more information.
In September 2020, CAVA Group, Inc. entered into an arrangement whereby Ted Xenohristos joined the Company as its Chief Concept Officer. Mr. Xenohristos currently serves on our Board of Directors, was a founder of the Company, and has an ownership interest in CMRG, Inc. (“CMRG”).
CAVA Group, Inc. entered into a Consulting Agreement with CMRG, which is primarily owned by certain of the founders of the Company including Mr. Xenohristos. Under the terms of the Consulting Agreement, the founders provide culinary, branding, food products, and restaurant operation services to CAVA Mezze Grill in exchange for an annual consulting fee. During each of fiscal 2022 and fiscal 2021, $0.2 million was paid to CMRG for consulting services under the Consulting Agreement. This arrangement was effectively terminated in December 2022.
CAVA Group, Inc. entered into a Management Services Agreement (“MSA”) with Act III Management, LLC (“Act III”), which is one of the Company’s investors and is controlled by the Company’s Chair of our Board of Directors. Act III provided consulting in the areas of information technology, strategy, finance, off-premises sales, and restaurant operations. During fiscal 2022 and fiscal 2021, $0.8 million and $1.0 million, respectively, was paid to Act III under the MSA. This arrangement was terminated in December 2022.

During the third and fourth quarters of fiscal 2020, one of the members of our Board of Directors, served as Interim Chief Financial Officer of the Company. Pursuant to such member’s consulting agreement with the Company, he received a one-time grant of 30,000 restricted stock units under the Plan and payment of $0.1 million during the first quarter of fiscal 2021.
14.    EQUITY-BASED COMPENSATION
Stock-Based Plan—On March 16, 2015, the Company adopted the Plan. As of December 25, 2022, the Plan includes a total of 2,702,663 authorized shares of the Company’s common stock for issuance to employees, directors, and consultants through incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, or restricted stock unit awards. During fiscal 2022 and fiscal 2021, the Company recognized compensation expense related to awards under the Plan of $3.8 million and $5.4 million, respectively. Fiscal 2021 includes $2.8 million of compensation expense which represents the excess of the purchase price over fair value on the CEO’s sale of common stock to the Company and a third party. Refer to Note 9 (Redeemable Preferred Stock and Stockholders’ Equity) for more information on this transaction.
Stock Options—Our Board of Directors determines the option exercise price and has granted all stock options at exercise prices that equal or exceed the fair value of the common stock on the date of grant. The terms of the options may not exceed 10 years. Vesting terms are determined by our Board of Directors and generally vest over four years of continuous service.
A summary of the Company’s stock option activity during the periods indicated is as follows:

		Weighted Average
($ in thousands except share and per share amounts)	Number Of Options	Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding - December 27, 2020	902,442	$15.13	7.1	$866
Granted	—	—
Exercised	(408,020)	17.49
Forfeited or expired	(17,165)	8.53
Outstanding - December 26, 2021	477,257	$13.34	5.8	$3,828
Granted	153,022	20.23
Exercised	(5,067)	7.24
Forfeited or expired	(4,179)	8.18
Outstanding - December 25, 2022	621,033	$15.12	5.9	$8,444

Exercisable - December 26, 2021	351,729	$10.41	5.3
Vested and Expected to Vest - December 26, 2021	477,257	$13.34	5.8	$3,828

Exercisable - December 25, 2022	471,012	$13.56	4.8
Vested and Expected to Vest - December 25, 2022	621,033	$15.12	5.9	$8,444
Assumptions used in the Black-Scholes option-pricing model for stock options granted during fiscal 2022 were as follows:

Risk-Free interest rate	1.7%
Expected term (in years)	6.20
Dividend rate	—%
Volatility	45%
•Risk-Free interest rate—Based on the U.S. Treasury yield curve in effect at the time of the grant.

•Expected term (in years)—Represents the period of time that options granted are expected to be outstanding using the weighted average of the life of the option.
•Dividend rate—Based on the Company’s historical issuance and management’s expectations for dividend issuance in the future.
•Volatility—Based on the average volatility of stock prices for a group of similar companies as a substitute for the historical volatility of the Company’s common shares, which is not determinable without an active external or internal market.
The weighted-average grant date fair value of options granted in fiscal 2022 was $8.90. No options were granted in fiscal 2021.
As of December 25, 2022, there was $1.0 million of unrecognized compensation costs related to option awards. This cost is expected to be recognized over a period of 3.1 years.
Restricted Stock Units—Pursuant to the Plan, the Company is authorized to issue restricted stock units (“RSUs”). Vesting terms are determined by our Board of Directors and generally vest annually in equal installments over four years of continuous service.
A summary of the Company’s restricted stock unit activity is as follows:

($ in thousands, except grant price)	Number Of Units	Weighted-average grant price	Aggregate Intrinsic Value
Non-Vested - December 27, 2020	284,355	$8.81	$2,144
Granted	452,451	8.81
Vested	(96,356)	9.28
Forfeited	(144,784)	7.98
Non-Vested - December 26, 2021	495,666	$9.23	$10,032
Granted	293,552	20.21
Vested	(136,319)	8.26
Forfeited	(60,903)	10.65
Non-Vested - December 25, 2022	591,996	$14.27	$16,996
As of December 25, 2022, there was $6.6 million of unrecognized compensation expense related to RSU awards. This cost is expected to be recognized over a period of 2.8 years.
15.    NET LOSS PER SHARE
The following table sets forth the computation of net loss per common share for the fiscal years indicated:

($ in thousands, except per share data)	2022	2021
Numerator:
Net loss	$(58,987)	$(37,391)
Denominator:
Weighted-Average common shares outstanding, basic and diluted	442,753	244,100
Net loss per share:
Basic and diluted	$(133.23)	$(153.18)
The Company’s potentially dilutive securities, which include preferred stock and outstanding awards under the Plan, have been excluded from the computation of diluted earnings per share as the effect would be anti-dilutive in a net loss position. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated:

	2022	2021
Stock options	400,377	256,601
Restricted stock units	591,996	495,666
Preferred stock (as converted to common shares)	31,734,518	31,734,518
Total common stock equivalents	32,726,891	32,486,785
16.    SEGMENT REPORTING
The CODM reviews segment performance and allocates resources based upon restaurant level profit, which is defined as segment revenues less food, beverage, and packaging expenses, labor, occupancy, and other operating expenses. All segment revenue is earned in the United States, and all intersegment revenues have been eliminated. Sales from external customers are derived principally from sales of food, beverage, and CPG. The Company does not rely on any major customers as sources of sales. As the CODM is not provided with asset information by segment, assets are reported only on a consolidated basis.
Financial information for the Company’s reportable segments was as follows for the fiscal years presented:

($ in thousands)	2022	2021
Revenue
CAVA	$448,594	$278,219
Zoes Kitchen	108,392	215,816
Other	7,133	6,037
Total revenue	564,119	500,072
Restaurant-Level operating expenses
CAVA	357,501	227,335
Zoes Kitchen	102,292	186,237
Other	6,342	4,347
Total restaurant-level operating expenses	466,135	417,919
Restaurant-Level profit
CAVA	91,093	50,884
Zoes Kitchen	6,100	29,579
Other	791	1,690
Total restaurant-level profit	97,984	82,153
Reconciliation of restaurant-level profit to loss before income taxes:
General and administrative expenses	70,037	64,792
Depreciation and amortization	42,724	44,538
Restructuring and other costs	5,923	6,839
Pre-opening costs	19,313	8,194
Impairment and asset disposal costs	19,753	10,542
Interest expense, net	47	4,810
Other income, net	(919)	(20,288)
Loss before income taxes	$(58,894)	$(37,274)
Other includes the Company’s CPG sales from CAVA Foods.

17.    SUBSEQUENT EVENTS
On February 15, 2023, we entered into Amendment No. 2 to the Credit Agreement (the “Second Amendment”), which amends the 2022 Credit Facility and provides for a $30.0 million delayed draw term loan facility (the “Delayed Draw Facility” and the loans thereunder, the “Delayed Draw Term Loans”) to finance construction and capital expenditures in respect of the Company’s production facility in Verona, Virginia. As of March 17, 2023, no amounts have been drawn under the Delayed Draw Facility.
We may draw amounts under the Delayed Draw Facility until the earliest of (i) August 15, 2024, (ii) the date of the fifth funding of Delayed Draw Term Loans (immediately after giving effect to such funding) and (iii) the date the full $30.0 million is drawn under the Delayed Draw Facility. Delayed Draw Term Loans outstanding under the 2022 Credit Facility bear interest at a rate consistent with the 2022 Credit Facility. The Company is required to pay a ticking fee on the amount of available delayed draw term loan commitments. The ticking fee ranges from 0.20% to 0.35% based on Total Rent Adjusted Net Leverage Ratio. Delayed Draw Term Loans have a maturity date of March 11, 2027 (the “Delayed Draw Term Loan Maturity Date”).
Beginning the first full calendar quarter ending after the termination of all the delayed draw term loan commitments, the Company is obligated to make mandatory quarterly principal payments of Delayed Draw Term Loans in an amount equal to the product of (i) the original aggregate principal amount of all funded Delayed Draw Term Loans, multiplied by (ii) 1.25% for the first eight payments and 1.875% for all subsequent payments occurring prior to the Delayed Draw Term Loan Maturity Date.
We evaluated all subsequent activity through March 17, 2023, the date these financial statements were made available to be issued, and concluded that no additional subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

          shares
CAVA Group, Inc.
Common Stock

Prospectus

J.P. Morgan	Jefferies	Citigroup
Morgan Stanley		Piper Sandler
Baird	Stifel	William Blair

          , 2023
Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the SEC registration fee, the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee, and the stock exchange listing fee.

($ in thousands)
SEC registration fee	$ *
FINRA filing fee	*
Listing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees, and expenses	*
Miscellaneous	*
Total	$ *
___________________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Securities
Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act:
In June 2020, the Registrant issued an aggregate of 1,564,340 shares of its Series E Preferred Stock to certain accredited investors, at a price per share of $22.66, for gross proceeds of approximately $35.5 million.
In March 2021, the Registrant issued an aggregate of 5,633,803 shares of its Series F Preferred Stock to certain accredited investors, at a price per share of $37.63, for gross proceeds of approximately $212.0 million.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.
The information presented in this Item 15 does not give effect to the                -for-1 forward stock split that was effectuated on                , 2023.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits.
See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.
(b)Financial Statement Schedules.
None.
Item 17. Undertakings.
(1)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(2)The undersigned Registrant hereby undertakes that:
(A)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(B)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBITS

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Sixth Amended and Restated Certificate of Incorporation of the Registrant.

3.2*	Form of Seventh Amended and Restated Certificate of Incorporation of the Registrant.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant.

4.1*	Specimen Stock Certificate evidencing shares of common stock.

5.1*	Opinion of Simpson Thacher & Bartlett LLP regarding validity of the shares of common stock registered.

10.1**	Credit Agreement, dated as of March 11, 2022, by and among CAVA Group, Inc., as the borrower, JPMorgan Chase Bank, N.A., as administrative agent, an issuing bank and swingline lender, and the other parties named therein.

10.2**	Amendment No. 1 to the Credit Agreement, dated as of April 22, 2022, among CAVA Group, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.3**	Amendment No. 2 to the Credit Agreement, dated as of February 15, 2023, among CAVA Group, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

10.4*	Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 26, 2021, by and among CAVA Group, Inc. and the other parties named therein.

10.5†*	2015 Incentive Plan.

10.6†*	Form of 2023 Incentive Plan.

10.7†*	Form of 2023 Employee Stock Purchase Plan.

10.8†*	Employment Agreement between CAVA Group, Inc. and Brett Schulman, effective as of November 22, 2021.

10.9†*	Employment Agreement between CAVA Group, Inc. and Tricia Tolivar, effective as of October 27, 2020.

10.10†*	Employment Agreement between CAVA Group, Inc. and Jennifer Somers, effective as of October 11, 2021.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).

24.1*	Power of Attorney (included on signature pages to this Registration Statement).

107*	Filing Fee Table.
__________________
*To be filed by amendment.
**Previously filed.
†Compensatory arrangements for director(s) and/or executive officer(s).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on          , 2023.

CAVA GROUP, INC.

By:
Name:
Title:
POWER OF ATTORNEY
KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints          ,           and           and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement, and any and all successor registration statements of CAVA Group, Inc., including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable CAVA Group, Inc. to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might, or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following person in the capacities indicated on          , 2023.

Signatures	Title

Chief Executive Officer (principal executive officer)
Brett Schulman

Chief Financial Officer (principal financial officer)
Tricia Tolivar

Chief Accounting Officer (principal accounting officer)
Adam Phillips

Chair of the Board of Directors
Ronald Shaich

Director
Philippe Amouyal

Director
David Bosserman

Director
Benjamin Felt

Director
Todd Klein

Director
Karen Kochevar

Director
James White

Director
Theodoros Xenohristos